Exhibit 99.2

WHEATON PRECIOUS METALS

SECOND QUARTER REPORT 2024

Management's Discussion & Analysis

20 YEARS of VALUE THROUGH STREAMING

Management’s Discussion and Analysis of Results of Operations and Financial Condition for the Three and Six Months Ended June 30, 2024

This Management’s Discussion and Analysis (“MD&A”) should be read in conjunction with Wheaton Precious Metals Corp.’s (“Wheaton” or the “Company”) unaudited condensed interim consolidated financial statements for the three and six months ended June 30, 2024 and related notes thereto which have been prepared in accordance with IAS 34, Interim Financial Reporting (“IAS 34”) as issued by the International Accounting Standards Board. In addition, the following should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2023, the related MD&A and the 2023 Annual Information Form as well as other information relating to Wheaton on file with the Canadian securities regulatory authorities and on SEDAR+ at www.sedarplus.ca. Reference to Wheaton or the Company includes the Company’s wholly-owned subsidiaries. This MD&A contains “forward-looking” statements that are subject to risk factors set out in the cautionary note contained on page 52 of this MD&A as well as throughout this document. All figures are presented in United States dollars unless otherwise noted. This MD&A has been prepared as of August 7, 2024.

Table of Contents

Highlights	5

Outlook	6

Mineral Stream Interests	7

Updates on the Operating Mineral Stream Interests	8

Updates on the Development Stage Mineral Stream Interests	8

Mineral Royalty Interests	11

Long-Term Equity Investments	12

Summary of Units Produced	14

Summary of Units Sold	15

Quarterly Financial Review	16

Results of Operations and Operational Review	17

General and Administrative	26

Share Based Compensation	27

Donations and Community Investments	27

Other Income (Expense)	27

Finance Costs	28

Income Tax Expense (Recovery)	28

Liquidity and Capital Resources	29

Share Capital	38

Financial Instruments	39

New Accounting Standards Effective in 2024	39

Future Changes to Accounting Policies	39

Non-IFRS Measures	40

Subsequent Events	44

Controls and Procedures	44

Attributable Reserves and Resources	45

Cautionary Note Regarding Forward-Looking Statements	52

WHEATON PRECIOUS METALS 2024 SECOND QUARTER REPORT - MANAGEMENT DISCUSSION & ANALYSIS [2]

Overview

Wheaton Precious Metals Corp. is a precious metal streaming company which generates its revenue primarily from the sale of precious metals (gold, silver and palladium) and cobalt. The Company is listed on the New York Stock Exchange (“NYSE”), the Toronto Stock Exchange (“TSX”) and the London Stock Exchange (“LSE”) and trades under the symbol WPM.

As of June 30, 2024, the Company has entered into 38 long-term agreements (30 of which are precious metal purchase agreements, or “PMPAs”, three of which are early deposit PMPAs, and five of which are royalty agreements), with 32 different mining companies, related to precious metals and cobalt relating to 18 mining assets which are currently operating, 23 which are at various stages of development and 4 which have been placed into care and maintenance or have been closed, located in 16 countries. Pursuant to the PMPAs, Wheaton acquires metal production from the counterparties for an initial upfront payment plus an additional cash payment for each ounce or pound delivered which is fixed by contract, generally at or below the prevailing market price. Attributable metal production as referred to in this MD&A is the metal production to which Wheaton is entitled pursuant to the various PMPAs. During the three months ended June 30, 2024, the per ounce price paid by the Company for the metals acquired under the agreements averaged $441 for gold, $4.95 for silver, $175 for palladium and $2.99 per pound for cobalt. The primary drivers of the Company’s financial results are the volume of metal production at the various mining assets to which the PMPAs relate and the price realized by Wheaton upon the sale of the metals received. Throughout this MD&A, the production and sales volume of gold, silver and palladium are reported in ounces, while cobalt is reported in pounds.

WHEATON PRECIOUS METALS 2024 SECOND QUARTER REPORT - MANAGEMENT DISCUSSION & ANALYSIS [3]

Operational Overview

	Q2 2024	Q2 2023	Change	YTD 2024	YTD 2023	Change

Units produced
Gold ounces	84,993	83,180	2.2%	176,932	156,199	13.3%
Silver ounces	5,062	4,441	14.0%	10,538	9,575	10.1%
Palladium ounces	4,338	3,880	11.8%	8,801	7,585	16.0%
Cobalt pounds	259	152	70.8%	499	276	80.8%
Gold equivalent ounces [2]	147,059	137,176	7.2%	305,761	271,906	12.5%
Units sold
Gold ounces	77,326	75,294	2.7%	169,345	137,899	22.8%
Silver ounces	3,823	4,437	(13.8)%	7,890	8,186	(3.6)%
Palladium ounces	4,301	3,392	26.8%	9,075	6,338	43.2%
Cobalt pounds	88	265	(66.8)%	397	588	(32.5)%
Gold equivalent ounces [2]	124,009	129,734	(4.4)%	267,193	239,027	11.8%
Change in PBND and Inventory [3]
Gold ounces	3,553	(4,460)	(8,013)	(1,425)	2,354	3,779
Silver ounces	448	(754)	(1,202)	1,008	(236)	(1,244)
Palladium ounces	(180)	371	551	(647)	1,024	1,671
Cobalt pounds	153	(123)	(276)	69	(330)	(399)
Gold equivalent ounces [2]	9,615	(13,750)	(23,365)	10,289	(1,994)	(12,283)

Per unit metrics
Sales price
Gold per ounce	$2,356	$1,986	18.6%	$2,202	$1,949	13.0%
Silver per ounce	$29.11	$24.13	20.6%	$26.36	$23.55	11.9%
Palladium per ounce	$979	$1,438	(31.9)%	$979	$1,517	(35.4)%
Cobalt per pound	$16.02	$13.23	21.1%	$15.61	$14.22	9.8%
Gold equivalent per ounce [2]	$2,412	$2,042	18.1%	$2,230	$2,006	11.2%
Cash costs [4]
Gold per ounce [4]	$441	$461	4.3%	$440	$477	7.8%
Silver per ounce [4]	$4.95	$5.01	1.2%	$4.86	$5.04	3.6%
Palladium per ounce [4]	$175	$261	33.0%	$179	$277	35.4%
Cobalt per pound [4,5]	$3.11	$3.20	2.8%	$2.99	$3.25	8.0%
Gold equivalent per ounce [2,4]	$436	$452	3.5%	$433	$463	6.5%
Cash operating margin [4]
Gold per ounce [4]	$1,915	$1,525	25.6%	$1,762	$1,472	19.7%
Silver per ounce [4]	$24.16	$19.12	26.4%	$21.50	$18.51	16.2%
Palladium per ounce [4]	$804	$1,177	(31.7)%	$800	$1,240	(35.5)%
Cobalt per pound [4]	$12.91	$10.03	28.7%	$12.62	$10.97	15.0%
Gold equivalent per ounce [2,4]	$1,976	$1,590	24.3%	$1,797	$1,543	16.5%

Total revenue	$299,064	$264,972	12.9%	$595,870	$479,437	24.3%
Gold revenue	$182,150	$149,511	21.8%	$372,839	$268,708	38.8%
Silver revenue	$111,291	$107,081	3.9%	$207,949	$192,758	7.9%
Palladium revenue	$4,210	$4,879	(13.7)%	$8,887	$9,614	(7.6)%
Cobalt revenue	$1,413	$3,501	(59.6)%	$6,195	$8,357	(25.9)%
Net earnings	$122,317	$141,448	(13.5)%	$286,358	$252,839	13.3%
Per share	$0.270	$0.312	(13.5)%	$0.632	$0.559	13.1%
Adjusted net earnings [4]	$149,565	$142,584	4.9%	$288,398	$247,015	16.8%
Per share [4]	$0.330	$0.315	4.8%	$0.636	$0.546	16.5%
Operating cash flows	$234,393	$202,376	15.8%	$453,773	$337,482	34.5%
Per share [4]	$0.517	$0.447	15.7%	$1.001	$0.746	34.2%
Dividends declared [6]	$70,273	$67,938	3.4%	$140,534	$135,848	3.4%
Per share	$0.155	$0.150	3.3%	$0.310	$0.300	3.3%

1)	All amounts in thousands except gold and palladium ounces produced and sold, per ounce amounts and per share amounts.
2)

Gold-equivalent ounces (“GEOs”), which are provided to assist the reader, are based on the following commodity price assumptions: $2,000 per ounce gold; $23.00 per ounce silver; $1,000 per ounce palladium; and $13.00 per pound cobalt; consistent with those used in estimating the Company’s production guidance for 2024.

3)

Represents the increase (decrease) in payable ounces produced but not delivered (“PBND”) relative to the various mines that the Company derives precious metal from and, for cobalt, the increase (decrease) of payable pounds PBND and inventory on hand. Payable units PBND will be recognized in future sales as they are delivered to the Company under the terms of their contracts. Payable ounces PBND to Wheaton is expected to average approximately two to three months of annualized production for both gold and palladium and two months for silver but may vary from quarter to quarter due to a number of factors, including mine ramp-up and the timing of shipments. Please see “Cautionary Note Regarding Forward-Looking Statements” for material risks, assumptions and important disclosure associated with this information.

4)	Refer to discussion on non-IFRS measures beginning on page 40 of this MD&A.
5)

Cash cost per pound of cobalt sold during the second quarter of 2023 was net of a previously recorded inventory write-down of $0.5 million (six months - $1.5 million), resulting in a decrease of $1.81 per pound of cobalt sold (six months - $2.57 per pound sold).

6)	As at June 30, 2024, cumulative dividends of $2,207 million have been declared and paid by the Company.

WHEATON PRECIOUS METALS 2024 SECOND QUARTER REPORT - MANAGEMENT DISCUSSION & ANALYSIS [4]

Highlights

Operations

●	For the three months ended June 30, 2024, relative to the comparable period of the prior year:

○

Production amounted to 147,100 gold equivalent ounces (“GEOs”), an increase of 7%, with higher production from Salobo, Zinkgruvan and Peñasquito being offset by lower production from San Dimas and Constancia combined with the cessation of production from Aljustrel and Minto.

○	Sales volumes amounted to 124,000 GEO’s, a decrease of 4% relative to the comparable period of the prior year.

○	Revenue increased 13% or $34 million to $299 million (61% gold, 37% silver, 1% palladium and 1% cobalt), with the increase being primarily due to an 18% increase in realized commodity prices.

○	Gross margin amounted to $186 million (62% of revenue), representing an increase of $34 million.

○

Net earnings amounted to $122 million, a decrease of $19 million, with the increased gross margin being offset by a $51 million tax expense attributable to the enactment of the global minimum tax (“GMT”) legislation by the Canadian government during the quarter, with the resulting tax expense including the GMT liability for both the first and second quarter of 2024.

○	Adjusted net earnings increased 5% or $7 million to $150 million, with the increase in gross margin more than offsetting the GMT accrued relative to the second quarter of 2024.

○	Operating cashflow amounted to $234 million, representing a $32 million increase being the result of the higher gross margin.

●	For the six months ended June 30, 2024 relative to the comparable period of the prior year:

○

Production amounted to 305,800 GEOs, an increase of 12%, with increased production from Salobo due to the mill throughput expansion and Peñasquito resulting from higher grades being partially offset by the cessation of production from Aljustrel and Minto.

○

Revenue increased 24% or $116 million to $596 million (63% gold, 35% silver, 1% palladium and 1% cobalt), with the increase being primarily due to a 12% increase in sales volumes coupled with an 11% increase in realized commodity prices.

○	Gross margin amounted to $358 million (60% of revenue), representing an increase of $89 million.

○	Net earnings amounted to $286 million, an increase of $34 million with the higher gross margin more than offsetting the cumulative GMT accrual relative to the first six months of 2024.

○	Operating cashflow amounted to $454 million, with the $116 million increase being due primarily to the higher gross margin.

●	On August 7, 2024, the Board of Directors declared a dividend in the amount of $0.155 per common share.

Other

●

On June 20, 2024, Canada’s Global Minimum Tax Act (“GMTA”) received royal assent. The GMTA enacts the OECD Pillar Two model rules where in scope companies will be subject to a 15% GMT for fiscal years commencing on or after December 31, 2023. With the enactment of the GMTA, the income of the Company’s Cayman Island subsidiaries are subject to the GMT and a current tax expense of $51 million associated with GMT was recorded for the period from January 1, 2024 to June 30, 2024.

●	During the second quarter of 2024:

○	The Company made two quarterly dividend payments totaling $139 million.

○	The Company made total upfront cash payments of $45 million relative to the Cangrejos PMPA ($10 million), the Mineral Park PMPA ($25 million) and the Mt Todd royalty ($10 million).

○	The Company disposed of its investment in Hecla Mining Company for gross proceeds of $177 million.

WHEATON PRECIOUS METALS 2024 SECOND QUARTER REPORT - MANAGEMENT DISCUSSION & ANALYSIS [5]

Outlook1

Wheaton continues to forecast estimated attributable production in 2024 to be 325,000 to 370,000 ounces of gold, 18.5 to 20.5 million ounces of silver, and 12,000 to 15,000 gold equivalent ounces (“GEOs”) of other metals, resulting in production of approximately 550,000 to 620,000 GEOs2, unchanged from previous guidance.

Annual production is forecast to increase by approximately 40% to over 800,000 GEOs2 by 2028, with average annual production forecast to grow to over 850,000 GEOs2 in years 2029 to 2033, also unchanged from previous guidance.

Liquidity

From a liquidity perspective, the $540 million of cash and cash equivalents as at June 30, 2024 combined with the liquidity provided by the available credit under the $2 billion revolving term loan (“Revolving Facility”) and ongoing operating cash flows positions the Company well to fund all outstanding commitments and known contingencies as well as providing flexibility to acquire additional accretive mineral stream interests.

[1]

Statements made in this section contain forward-looking information with respect to forecast production, funding outstanding commitments and continuing to acquire accretive mineral stream interests and readers are cautioned that actual outcomes may vary. Please see “Cautionary Note Regarding Forward-Looking Statements” for material risks, assumptions and important disclosure associated with this information.

[2]

Gold equivalent forecast production for 2024 and the longer-term outlook are based on the following commodity price assumptions: $2,000 per ounce gold, $23 per ounce silver, $1,000 per ounce palladium, $950 per ounce of platinum and $13.00 per pound cobalt. Other metal includes palladium, platinum and cobalt. Not included in Wheaton’s long-term forecast and instead classified as ‘optionality’, includes potential future production from Pascua Lama, Navidad, Toroparu, Cotabambas, Metates, DeLamar and additional expansions at Salobo outside of the Salobo III mine expansion project. Ounces produced represent the quantity of silver, gold, palladium and cobalt contained in concentrate or doré prior to smelting or refining deductions.

WHEATON PRECIOUS METALS 2024 SECOND QUARTER REPORT - MANAGEMENT DISCUSSION & ANALYSIS [6]

Mineral Stream Interests

The following table summarizes the mineral stream interests currently owned by the Company:

						Total Upfront Consideration
Mineral Stream Interests	Mine Owner [1]	Location[1]	Attributable Production		Production Payment Per Unit [2,3]	Paid to Jun 30, 2024 [3]	To be Paid [1,2]	Total [3]	Cash Flow Generated to Date [3]	Units Received & Sold to Date [3]	Q2-2024 PBND [3,4]	Term [1]

Gold

Salobo	Vale	BRA	75%		$425	$3,429,360	$163,000	$3,592,360	$2,364,210	2,081,079	69,835	LOM

Sudbury [5]	Vale	CAN	70%		$400	623,572	-	623,572	307,019	288,278	10,607	20 years [5]

Constancia	Hudbay	PER	50%		$420	135,000	-	135,000	267,076	204,566	1,940	LOM

San Dimas	FM	MEX	variable	[6]	$637	220,000	-	220,000	279,446	251,996	2,478	LOM

Stillwater [7]	Sibanye	USA	100%		18%	237,880	-	237,880	91,466	64,740	4,738	LOM

Other

Minto	MNTO	CAN	100%	[8]	50%	47,283	-	47,283	230,824	231,091	-	LOM

Copper World	Hudbay	USA	100%		$450	-	39,296	39,296	-	-	-	LOM

Marmato [9]	Aris	CO	10.5%	[9]	18%	45,400	117,600	163,000	13,359	8,546	69	LOM

Santo Domingo	Capstone	CHL	100%	[10]	18%	30,000	260,000	290,000	-	-	-	LOM

Fenix	Rio2	CHL	6%	[11]	18%	25,000	25,000	50,000	-	-	-	LOM

Blackwater	Artemis	CAN	8%	[12]	35%	340,000	-	340,000	-	-	-	LOM

Curipamba	Silvercorp [13]	ECU	50%	[13]	18%	10,190	119,165	129,355	-	-	-	LOM

Marathon	Gen Mining	CAN	100%	[14]	18%	21,857	102,287	124,144	-	-	-	LOM

Goose	B2Gold	CAN	2.78%	[15]	18%	83,750	-	83,750	-	-	-	LOM

Cangrejos	Lumina	ECU	6.6%	[16]	18%	38,900	261,100	300,000	-	-	-	LOM

Platreef	Ivanhoe	SA	62.5%	[17]	$100	275,300	-	275,300	-	-	-	LOM [17]

Curraghinalt	Dalradian	UK	3.05%	[18]	18%	20,000	55,000	75,000	-	-	-	LOM

Kudz Ze Kayah	BMC	CAN	6.875%	[19]	20%	13,860	1,800	15,660	-	-	-	LOM

						$5,597,352	$1,144,248	$6,741,600	$3,553,400	3,130,296	89,667

Silver

Peñasquito	Newmont	MEX	25%		$4.50	$485,000	$-	$485,000	$1,460,250	83,407	1,523	LOM

Antamina	Glencore	PER	33.75%	[20]	20%	900,000	-	900,000	721,401	45,903	649	LOM

Constancia	Hudbay	PER	100%		$6.20	294,900	-	294,900	248,166	18,357	105	LOM

Other

Los Filos	Equinox	MEX	100%		$4.68	4,463	-	4,463	41,887	2,252	46	25 years [21]

Zinkgruvan	Lundin	SWE	100%		$4.68	77,866	-	77,866	513,315	34,158	288	LOM

Stratoni	Eldorado	GRC	100%		$11.54	57,500	-	57,500	155,868	10,378	-	LOM

Neves-Corvo	Lundin	PRT	100%		$4.50	35,350	-	35,350	172,272	10,047	80	50 years [22]

Aljustrel	Almina	PRT	100%	[23]	$0.50	2,451	-	2,451	48,811	4,274	-	50 years [22]

Minto	MNTO	CAN	100%	[8]	$4.39	7,522	-	7,522	28,995	1,646	-	LOM

Pascua-Lama	Barrick	CHL/ARG	25%		$3.90	625,000	-	625,000	372,767	19,775	-	LOM

Copper World	Hudbay	USA	100%		$3.90	-	191,855	191,855	-	-	-	LOM

Navidad	PAAS	ARG	12.5%		$4.00	10,788	32,400	43,188	-	-	-	LOM

Marmato [9]	Aris	CO	100%	[9]	18%	7,600	4,400	12,000	2,733	137	2	LOM

Cozamin	Capstone	MEX	50%	[24]	10%	150,000	-	150,000	46,790	2,168	102	LOM

Blackwater	Artemis	CAN	50%	[12]	18%	140,800	-	140,800	-	-	-	LOM

Curipamba	Silvercorp [13]	ECU	75%	[13]	18%	3,675	43,084	46,759	-	-	-	LOM

Mineral Park	Waterton	US	100%		18%	25,000	90,000	115,000	-	2,149	-	LOM

Kudz Ze Kayah	BMC	CAN	6.875%	[19]	20%	24,640	3,200	27,840	-	-	-	LOM

						$2,852,555	$364,939	$3,217,494	$3,813,255	234,651	2,795

Palladium

Stillwater [7]	Sibanye	USA	4.5%	[25]	18%	$262,120	$-	$262,120	$156,104	106,863	6,018	LOM

Platreef	Ivanhoe	SA	5.25%	[17]	30%	78,700	-	78,700	-	-	-	LOM [17]

						$340,820	$-	$340,820	$156,104	106,863	6,018

Platinum

Marathon	Gen Mining	CAN	22%	[14]	18%	$9,367	$43,837	$53,204	$-	-	-	LOM

Platreef	Ivanhoe	SA	5.25%	[17]	30%	57,500	-	57,500	-	-	-	LOM [17]

						$66,867	$43,837	$110,704	$-	-	-

Cobalt

Voisey’s Bay	Vale	CAN	42.4%	[26]	18%	$390,000	$-	$390,000	$56,023	3,395	513	LOM

Total PMPAs Currently Owned						$9,111,394	$1,553,024	$10,664,418	$7,578,782

Terminated / Matured PMPAs						1,303,697	-	$1,303,697	3,117,152

Total						$10,415,091	$1,553,024	$11,968,115	$10,695,934

WHEATON PRECIOUS METALS 2024 SECOND QUARTER REPORT - MANAGEMENT DISCUSSION & ANALYSIS [7]

1)

Abbreviations as follows: FM = First Majestic Silver Corp; MNTO = Minto Metals Corp.; PAAS = Pan American Silver Corp; ARG = Argentina; BRA = Brazil; CAN = Canada; CHL = Chile; CO = Colombia; ECU = Ecuador; GRC = Greece; MEX = Mexico; PER = Peru; PRT = Portugal; SA = South Africa; SWE = Sweden; USA = United States; UK = United Kingdom; and LOM = Life of Mine.

2)	Please refer to the section entitled “Contractual Obligations and Contingencies – Mineral Stream Interests” on page 33 of this MD&A for more information.
3)

All figures in thousands except gold and palladium ounces and per ounce amounts. The total upfront consideration paid to date excludes closing costs and capitalized interest, where applicable. Please refer to the section entitled “Other Contractual Obligations and Contingencies” on page 35 of this MD&A for details of when the remaining upfront consideration is forecasted to be paid.

4)

Payable gold, silver, palladium and cobalt PBND are based on management estimates. These figures may be updated in the future as additional information is received. Please see “Cautionary Note Regarding Forward-Looking Statements” for material risks, assumptions and important disclosure associated with this information.

5)

Comprised of the operating Coleman, Copper Cliff, Garson, Creighton and Totten gold interests as well as the non-operating Stobie and Victor gold interests. As of June 30, 2024, the Company has received approximately $307 million of operating cash flows from the Sudbury stream. Should the market value of gold delivered to Wheaton through the 20-year term of the contract, net of the per ounce cash payment, be lower than the initial $670 million refundable deposit, the Company will be entitled to a refund of the difference at the conclusion of the term. The term of the Sudbury PMPA ends on May 11, 2033.

6)

The original San Dimas SPA, entered into on October 15, 2004, was terminated on May 10, 2018 and concurrently the Company entered into the new San Dimas PMPA. Under the terms of the San Dimas PMPA, the Company is entitled to an amount equal to 25% of the payable gold production plus an additional amount of gold equal to 25% of the payable silver production converted to gold at a fixed gold to silver exchange ratio of 70:1 from the San Dimas mine. If the average gold to silver price ratio decreases to less than 50:1 or increases to more than 90:1 for a period of 6 months or more, then the “70” shall be revised to “50” or “90”, as the case may be, until such time as the average gold to silver price ratio is between 50:1 to 90:1 for a period of 6 months or more in which event the “70” shall be reinstated. The current ratio is 70:1.

7)	Comprised of the Stillwater and East Boulder gold and palladium interests.
8)

The Company is entitled to acquire 100% of the first 30,000 ounces of gold produced per annum and 50% thereafter. On May 13, 2023, Minto Metals Corp. announced the suspension of operations at the Minto mine.

9)

Once the Company has received 310,000 ounces of gold and 2.15 million ounces of silver under the Marmato PMPA, the attributable gold and silver production will be reduced to 5.25% and 50%, respectively.

10)	Once the Company has received 285,000 ounces of gold under the Santo Domingo PMPA, the Company’s attributable gold production will be reduced to 67%.
11)

Once the Company has received 90,000 ounces of gold under the Fenix PMPA, the attributable gold production will reduce to 4% until 140,000 ounces have been delivered, after which the stream drops to 3.5%.

12)

Once the Company has received 464,000 ounces of gold under the amended Blackwater Gold PMPA, the attributable gold production will be reduced to 4%. Once the Company has received 17.8 million ounces of silver under the Blackwater Silver PMPA, the attributable silver production will be reduced to 33%.

13)

Once the Company has received 145,000 ounces of gold under the Curipamba PMPA, the attributable gold production will be reduced to 33%, and once the Company has received 4.6 million ounces of silver, the attributable silver production will be reduced to 50%. On July 31, 2024, Silvercorp Metals Inc. (“Silvercorp”) completed the previously announced acquisition of all of the issued and outstanding common shares of Adventus Mining Corporation (“Adventus”).

14)	Once the Company has received 150,000 ounces of gold and 120,000 ounces of platinum under the Marathon PMPA, the attributable gold and platinum production will be reduced to 67% and 15%.
15)

Once the Company has received 87,100 ounces of gold under the Goose PMPA, the Company’s attributable gold production will be 1.44%, and once the Company has received 134,000 ounces of gold under the agreement, the Company’s attributable gold production will be reduced to 1.0%.

16)	Once Wheaton has received 700,000 ounces of gold under the Cangrejos PMPA, the Company’s attributable gold production will be reduced to 4.4%.
17)

Once the Company has received 218,750 ounces of gold under the Platreef Gold PMPA, the attributable gold production will reduce to 50% until 428,300 ounces have been delivered, after which the stream drops to 3.125%. Under the Platreef Palladium and Platinum PMPA, once the Company has received 350,000 ounces of combined palladium and platinum, the attributable palladium and platinum production will reduce to 3% until 485,115 ounces have been delivered, after which the stream drops to 0.1% of the payable palladium and platinum production. If certain thresholds are met, including if production through the Platreef project concentrator achieves 5.5 million tonnes per annum (“Mtpa”), the 3.125% residual gold stream and the 0.1% residual palladium and platinum stream will terminate. Under the Platreef Gold PMPA, Sandstorm Gold Ltd. (which acquired Nomad Royalty Ltd. on August 15, 2022) (“Sandstorm”) is entitled to purchase 37.5% of payable gold. The decrease in the percentage of payable metal that Wheaton will be entitled to purchase is conditional on delivery of the total amount of payable gold to all purchasers (Wheaton and Sandstorm combined). The values set out herein pertain only to Wheaton’s share of the payable gold.

18)	Once the Company has received 125,000 ounces of gold under the Curraghinalt PMPA, the Company’s attributable gold production will be reduced to 1.5%.
19)

Under the Kudz Ze Kayah PMPA, the Company will be entitled to purchase staged percentages of produced gold and produced silver ranging from 6.875% to 7.375% until 330,000 ounces of gold and 43.30 million ounces of silver are produced and delivered, thereafter reducing to a range of 5.625% to 6.125% until a further 59,800 ounces of gold and 7.96 million ounces of silver are produced and delivered, further reducing to a range of 5% to 5.5% until a further 270,200 ounces of gold and 35.34 million ounces of silver are produced and delivered for a total of 660,000 ounces of gold and 86.6 million ounces of silver and thereafter ranging between 6.25% and 6.75%.

20)	Once Wheaton has received 140 million ounces of silver under the Antamina PMPA, the Company’s attributable silver production will be reduced to 22.5%.
21)	The term of the Los Filos PMPA ends on October 15, 2029.
22)	The term of the Neves-Corvo and Aljustrel PMPAs ends on June 5, 2057.
23)

Wheaton only has the rights to silver contained in concentrate containing less than 15% copper at the Aljustrel mine. On September 12, 2023, it was announced that the production of the zinc and lead concentrates at the Aljustrel mine will be halted from September 24, 2023 until the second quarter of 2025.

24)	Once Wheaton has received 10 million ounces of silver under the Cozamin PMPA, the Company’s attributable silver production will be reduced to 33%.
25)

Once the Company has received 375,000 ounces of palladium under the Stillwater PMPA, the Company’s attributable palladium production will be reduced to 2.25%, and once the Company has received 550,000 ounces of palladium under the agreement, the Company’s attributable palladium production will be reduced to 1%.

26)	Once the Company has received 31 million pounds of cobalt under the Voisey’s Bay PMPA, the Company’s attributable cobalt production will be reduced to 21.2%.

Updates on the Operating Mineral Stream Interests

Salobo – Mill Throughput Expansion

On November 21, 2023, Vale S.A. (“Vale”) reported the successful completion of the throughput test for the first phase of the Salobo III project, with the Salobo complex exceeding an average of 32 million tonnes per annum (“Mtpa”) over a 90-day period. Under the terms of the agreement, the Company paid Vale $370 million for the completion of the first phase of the Salobo III expansion project on December 1, 2023. Vale has stated that they expect Salobo III to achieve a sustained throughput capacity of 36 Mtpa in the fourth quarter of 2024. On April 24, 2024, Vale reported the continued ramp-up at Salobo III, which reached 90% average throughput in the first quarter, as well as improved year over year operational performance at Salobo I and II. On July 25, 2024, Vale reported that the Salobo III processing plant operations resumed in July, after being halted for 31 days due to a fire on a conveyor belt. Vale’s 2024 copper production guidance of 320-355kt has been maintained.

Voisey’s Bay – Underground Mine Extension

Vale reports that physical completion of the Voisey’s Bay underground mine extension was 96% at the end of the second quarter, and that the main surface assets are completed and in operation. In the underground portion, Reid Brook activities are largely complete, with the Powerhouse planned to be fully commissioned and linked to the grid by Q3 2024. The mine development at Eastern Deeps is now concluded, and construction of the Bulk Material Handling system, dewatering and support facilities is ongoing. The full mine assets at Eastern Deeps are expected to be in operation by the end of 2024.

Updates on the Development Stage Mineral Stream Interests

Marmato Mine

On April 15, 2024, Aris Mining Corporation (“Aris”) provided an update that at the Marmato Lower Mine expansion project, the access road to the new processing facility area is now complete and earthworks in the plant area will

WHEATON PRECIOUS METALS 2024 SECOND QUARTER REPORT - MANAGEMENT DISCUSSION & ANALYSIS [8]

commence soon. On May 14, 2024, Aris reported that most of the mechanical equipment has been ordered and the access road has reached the portal level, which allows the portal contractor access to their work area, and the second phase of the contract for the decline development has been submitted to a third-party review. On July 16, 2024, Aris reported that the Lower Mine project is on track for first gold pour by the end of 2025, followed by an approximate six-month ramp-up period.

Santo Domingo

On July 31, 2024, Capstone Copper Corp. (“Capstone”) published the results of an updated feasibility study for the Santo Domingo project, outlining an optimized mine plan, updated capital and operating cost estimates, and a 19-year mine life supported by higher mineral reserve estimates. As a result, total gold production is expected to average 35,000 ounces per year for the first seven years of production, an increase from the 30,000 ounces per year estimate outlined in the 2020 feasibility study, and 22,000 ounces per year for the life of mine, up from 17,000 ounces per year. With construction completed at the Mantoverde project, a deposit situated 35 kilometers northeast of the Santo Domingo project, Capstone plans to advance several value enhancement initiatives within the Mantoverde-Santo Domingo district that are not yet included in the 2024 feasibility study. The first of these initiatives is a newly announced two-year, $25 million exploration program at Mantoverde, aimed at supporting the two future processing centers between Mantoverde and Santo Domingo.

Fenix

On April 8, 2024, Rio2 Limited (“Rio2”) announced that its Chilean subsidiary has received the formal Environmental Qualification Resolution (“RCA”) for the Fenix gold project. The receipt of the RCA now allows Rio2 to advance permitting activities for the Fenix project. Rio2 has noted that there are four principal Sectorial Permits required before construction can commence at the Project: 1) Mining Methods; 2) Process Plant; 3) Waste Dumps & Stockpiles; and 4) Closure Plan and that work on these permits is well underway.

Blackwater

On July 30, 2024, Artemis announced that overall construction was approximately 87% complete and that construction of the water management pond, excavation of the cutoff trench, and the earthworks and lining of the central water management pond were completed. Work on the tailings storage facility continues to progress well with increased productivity and material movements through the quarter. Equipment installation was a key focus area as well as installation of structural steel, conveyors, platework, pipework, and electrical infrastructure. Early pre-commissioning activities in the crushing area of the process facility is underway. Artemis also stated that the project remains on schedule for first gold pour in Q4 2024.

On July 22, 2024, Artemis announced that it had responded to a wildfire evacuation order issued across a region that includes its Blackwater Mine by proactively removing all non-essential staff and contractors from the mine site as of July 21, 2024. On July 26, 2024, Artemis announced the evacuation order has been lifted and began an expedient, staged return of employees and contractors to site. The mine site was not impacted by any wildfires.

Curipamba

On January 22, 2024, Adventus Mining Corporation (“Adventus”) announced that the Ministry of Environment, Water and Energy Transition of the Government of Ecuador (“MAATE”) has granted the environmental license for the construction and operation of the Curipamba project. On January 30, 2024, Adventus announced that the Ministry of Energy and Mines of Ecuador has issued a permit which grants approval for the design, construction, operation, and maintenance of the tailings storage facility (“TSF”) for the Curipamba project. The start of TSF construction is a key condition precedent for the Company to make additional upfront cash payments under the Curipamba PMPA. On June 17, 2024, Adventus announced that the MAATE has granted Administrative Authorization over Public Hydric Domain for the Curipamba project. This key permit allows the Curipamba project to carry out planned construction activities in accordance with the technical requirements stipulated in the Water Resources Law. With this approval, Adventus noted that the last main step prior to the start of construction is the receipt of the final document outlining the transition from the medium scale exploration to exploitation phase. During the period, an Ecuadorian court rejected a constitutional protective action (the “Constitutional Action”) filed by third parties against MAATE and concluded that the consultative process followed by MAATE in issuing the permits to Adventus’ Ecuadorian subsidiary complied with applicable legal requirements. The Ecuadorian Court ruling is subject to appeal, however no appeal date has been set.

On April 26, 2024, Adventus announced that Silvercorp Metals Inc. (“Silvercorp”) has entered into a definitive arrangement agreement with Adventus pursuant to which Silvercorp has agreed to acquire all of the issued and outstanding common shares of Adventus (the “Arrangement Agreement”). As reported by Silvercorp, the existing stream with Wheaton, combined with Silvercorp’s existing cash and cash equivalents of approximately $200 million, is more than sufficient to fully fund the Curipamba project through construction. On July 2, 2024, the Ontario Superior Court of Justice granted a final order approving the arrangement. The acquisition closed on July 31, 2024.

WHEATON PRECIOUS METALS 2024 SECOND QUARTER REPORT - MANAGEMENT DISCUSSION & ANALYSIS [9]

Under the terms of the Curipamba PMPA, within 30 days of a change of control, Adventus has a one-time option to repurchase 33% of the gold and silver stream for an amount ensuring a minimum internal rate of return to the Company.

On August 6, 2024, Silvercorp announced a key milestone that the Ministry of Energy and Mines of the Government of Ecuador (“MEM”) has issued a Resolution of Change of Phase for the Curipamba project. The Resolution of Change of Phase advances the legal status of the project from the economic evaluation phase to the exploitation phase and allows for the start of construction and subsequent operation of the mine. The Change of Phase for a medium-scale project is equivalent to the Exploitation Agreement for large-scale mines in Ecuador.

Marathon

On June 6, 2024, Generation Mining Limited (“Gen Mining”), reported that Gen Mining is working to complete the permitting process and to obtain the necessary government approvals to commence construction, and it has engaged a construction-focused engineering firm to support design optimizations. Gen Mining is also concurrently evaluating alternative pit sequencing options that further exploit the benefit of the ore body’s proximity to surface.

On July 31, 2024, Gen Mining reported that the federal government has approved amendments to Schedule 2 of the Metal and Diamond Mining Effluent Regulations (“Schedule 2”) which will allow for the construction of specific water management structures and operation of key infrastructure for the Marathon project. Gen Mining also state that receipt of the few remaining provincial and federal approvals and permits required for construction is expected in the coming months.

On August 7, 2024, Gen Mining announced a key milestone with the receipt of the Fisheries Act Authorization (“FAA”) for the Marathon project. The FAA, issued by Fisheries and Oceans Canada, approves Gen Mining’s plan to avoid, mitigate and offset impacts to fish and fish habitat related to the development of the project. This authorization represents the final federal approval required to commence construction of the tailings storage facility and water management structures. The Marathon project requires three remaining provincial approvals to be issued by the Ministry of the Environment, Conservation and Parks and the Ministry of Natural Resources. These are expected in the coming months. Following which, the Marathon project will have all of the key government permits and approvals required for construction.

Goose

On May 7, 2024, B2Gold Corp., (“B2Gold”) announced the successful completion of the 2024 winter ice road (“WIR”) campaign, delivering all necessary materials to complete the construction of the Goose project. B2Gold reports that while mill construction remains on schedule, development of the open pit and underground is slightly behind schedule due to equipment availability, adverse weather conditions and prioritization of critical path construction activities. As a result, B2Gold reports that first gold pour is now expected in the second quarter of 2025 with ramp up to full production in the third quarter of 2025, one quarter later than previous estimates.

Cangrejos

On May 21, 2024, Lumina Gold Corp., (“Lumina”) provided an update that the work on the feasibility study for the Cangrejos project is progressing on schedule to be finalized in Q2 2025.

Platreef

On July 31, 2024, Ivanhoe Mines Ltd., (“Ivanhoe”) reported that construction activities of Platreef’s Phase 1 concentrator was completed on schedule subsequent to the quarter. Cold commissioning has started, with water now being fed through the concentrator, and construction of Platreef’s Shaft 2 headgear is approximately 60% complete. Work is well underway on the updated feasibility study to accelerate Platreef’s Phase 2, as well as the preliminary economic assessment of the previously announced Phase 3 expansion. Both studies are expected to be completed in the fourth quarter of 2024. A Phase 3 expansion to 10 Mtpa processing capacity is expected to rank Platreef as one of the world’s largest platinum-group metal, nickel, copper and gold producers.

Curraghinalt

On May 3, 2024, the Planning Appeals Commission & Water Appeals Commission (“the commission”) in Northern Ireland concluded that the water abstraction and impoundment licenses (“water licenses”) relative to the Curraghinalt Project have been rescinded and that license applications would need to be resubmitted and subsequent public inquiry referrals held. The commission noted that it has suspended arrangements for the current inquiry timetable until it is in receipt of the expected water license applications, at which time it will move to set directions and new dates for the submission of statements of case, rebuttals, and for the opening of the re-scheduled hearing sessions in due course.

WHEATON PRECIOUS METALS 2024 SECOND QUARTER REPORT - MANAGEMENT DISCUSSION & ANALYSIS [10]

Early Deposit Mineral Stream Interests

Early deposit mineral stream interests represent agreements relative to early stage development projects whereby Wheaton can choose not to proceed with the agreement once certain documentation has been received including, but not limited to, feasibility studies, environmental studies and impact assessment studies. Once Wheaton has elected to proceed with the agreement, the carrying value of the stream will be transferred to Mineral Stream Interests.

The following table summarizes the early deposit mineral stream interests currently owned by the Company:

						Attributable Production to be Purchased
Early Deposit Mineral Stream Interests	Mine Owner	Location of Mine	Upfront Consideration Paid to Date [1]	Upfront Consideration to be Paid [1,2]	Total Upfront Consideration[1]	Gold	Silver	Term of Agreement	Date of Original Contract

Toroparu	Aris Mining	Guyana	$15,500	$138,000	$153,500	10%	50%	Life of Mine	11-Nov-13

Cotabambas	Panoro	Peru	14,000	126,000	140,000	25% [3]	100% [3]	Life of Mine	21-Mar-16

Kutcho	Kutcho	Canada	16,852	58,000	74,852	100%	100%	Life of Mine	14-Dec-17

			$46,352	$322,000	$368,352

1)	Expressed in thousands; excludes closing costs and capitalized interest, where applicable.
2)	Please refer to the section entitled “Other Contractual Obligations and Contingencies” on page 35 of this MD&A for details of when the remaining upfront consideration is forecast to be paid.
3)

Once 90 million silver equivalent ounces attributable to Wheaton have been produced, the attributable production will decrease to 16.67% of gold production and 66.67% of silver production for the life of mine.

Mineral Royalty Interests

The following table summarizes the mineral royalty interests owned by the Company as at June 30, 2024:

Royalty Interests	Mine Owner	Location of Mine	Royalty [1]	Upfront Consideration Paid to Date [2]	Upfront Consideration to be Paid [2]	Total Upfront Consideration [2]	Term of Agreement	Date of Original Contract

Metates	Chesapeake	Mexico	0.5% NSR	$3,000	$-	$3,000	Life of Mine	07-Aug-2014

Brewery Creek [3]	Victoria Gold	Canada	2.0% NSR	3,529	-	3,529	Life of Mine	04-Jan-2021

Black Pine [4]	Liberty Gold	USA	0.5% NSR	3,600	-	3,600	Life of Mine	10-Sep-2023

Mt Todd [5]	Vista	Australia	1.0% GR	20,000	-	20,000	Life of Mine	13-Dec-2023

DeLamar [6]	Integra	USA	1.5% NSR	4,875	4,875	9,750	Life of Mine	20-Feb-2024

				$35,004	$4,875	$39,879

1)	Abbreviation as follows: NSR = Net Smelter Return Royalty; and GR = Gross Royalty.
2)	Expressed in thousands; excludes closing costs.
3)

The Company paid $3 million for an existing 2.0% net smelter return royalty interests on the first 600,000 ounces of gold mined and a 2.75% net smelter returns royalty interest thereafter. The Brewery Creek Royalty agreement provides, among other things, that Golden Predator Mining Corp., (subsidiary of Victoria Gold) may reduce the 2.75% net smelter royalty interest to 2.125% on payment of the sum of Cdn$2 million to the Company.

4)	Liberty Gold has been granted an option to repurchase 50% of the NSR for $4 million at any point in time up to the earlier of commercial production at Black Pine or January 1, 2030.
5)

The Mt Todd royalty is at a rate of 1% of gross revenue with such rate being subject to increase to a maximum rate of 2%, depending on the timing associated with the achievement of certain operational milestones.

6)	Under the DeLamar royalty, if completion is not achieved by January 1, 2029, the DeLamar Royalty will increase annually by 0.15% of net smelter returns to a maximum of 2.7% of net smelter returns.

To date, no revenue has been recognized and no depletion has been taken with respect to these royalty agreements.

Black Pine

On June 26, 2024, Liberty Gold Corp., (“Liberty Gold”) hosted a formal mine permitting kick-off meeting with key representatives from the US Forest Service (“USFS”), the Bureau of Land Management, and the Idaho Department of Lands, with the meetings primary purpose to prepare for the formal submission of the Mine Plan of Operations (“MPO”) which is expected to be in Q4 of 2024. Liberty Gold states that activities for the second half of 2024 are focused in three key areas: 1) Completion of the pre-feasibility study, 2) Submission of the draft MPO to USFS to commence formally, the National Environmental Policy Act permitting process and, 3) Exploration drilling on priority target areas on recently permitted ground.

DeLamar

On June 5, 2024, Integra Resources Corp., (“Integra”) announced that the Mine Plan of Operations (“MPO”) for the DeLamar and Florida Mountain Project has met the content requirement of the United States Code of Federal Regulations by the U.S. Bureau of Land Management (“BLM”). Integra has been notified that it may proceed with the National Environmental Policy Act (“NEPA”) process. The acceptance of the MPO by BLM is a critical step in permitting for DeLamar. Following the acceptance of the MPO, the BLM will publish the Notice of Intent (“NOI”) which will allow for the commencement of work on the Draft Environmental Impact Statement (“DEIS”). The NOI step of the NEPA permitting process is integral as it begins formal engagement with all cooperating governmental agencies and

WHEATON PRECIOUS METALS 2024 SECOND QUARTER REPORT - MANAGEMENT DISCUSSION & ANALYSIS [11]

stakeholders. On July 8, 2024, the Company advanced the final upfront cash payment of $5 million under the DeLamar royalty agreement.

Long-Term Equity Investments

The Company will, from time to time, invest in securities of companies for strategic purposes including, but not limited to, exploration and mining companies. The Company held the following investments as at June 30, 2024 and December 31, 2023:

	June 30	December 31

(in thousands)	2024	2023

Common shares held	$86,899	$246,026

Warrants held	1,172	652

Total long-term equity investments	$ 88,071	$ 246,678

The Company’s long-term investments in common shares (“LTI’s”) are held for long-term strategic purposes and not for trading purposes. As such, the Company has elected to reflect any fair value adjustments, net of tax, as a component of other comprehensive income (“OCI”). The cumulative gain or loss will not be reclassified to net earnings on disposal of these long-term investments but is reclassified to retained earnings.

While long-term investments in warrants are also held for long-term strategic purposes, they meet the definition of a derivative and therefore are classified as financial assets with fair value adjustments being recorded as a component of net earnings under the classification Other Income (Expense). Warrants that do not have a quoted market price are valued using a Black-Scholes option pricing model.

By holding these long-term investments, the Company is inherently exposed to various risk factors including currency risk, market price risk and liquidity risk.

A summary of the fair value of these equity investments and the fair value changes recognized as a component of the Company’s OCI during the three and six months ended June 30, 2024 and 2023 is presented below:

Common Shares Held

	Three Months Ended June 30, 2024

(in thousands)	Shares Owned (000’s)	% of Outstanding Shares Owned	Fair Value at Mar 31, 2024	Cost of Additions	Proceeds of Disposition [1]	Fair Value Adjustment Gains (Losses) [2]	Fair Value at Jun 30, 2024	Realized Gain on Disposal

Bear Creek	15,707	6.90%	$2,608	$-	$-	$1,179	$3,787	$-

Kutcho	18,640	12.03%	1,651	-	-	596	2,248	-

Hecla	-	-	168,255	-	(177,088)	8,833	-	35,768

B2Gold	12,025	0.92%	31,504	-	-	739	32,243	-

Other			41,660	-	-	6,962	48,621	-

Total			$245,678	$-	$(177,088)	$18,309	$86,899	$35,768

1)	The disposition of the Hecla shares was made in order to capitalize on Hecla’s share price appreciation.
2)	Fair Value Gains (Losses) are reflected as a component of Other Comprehensive Income (“OCI”).

	Three Months Ended June 30, 2023

(in thousands)	Shares Owned (000’s)	% of Outstanding Shares Owned	Fair Value at Mar 31, 2023	Cost of Additions	Proceeds of Disposition [1]	Fair Value Adjustment Gains (Losses) [2]	Fair Value at Jun 30, 2023	Realized Loss on Disposal

Bear Creek	13,264	8.58%	$6,763	$-	$-	$(1,253)	$5,510	$-

Sabina	-	-	47,104	-	(48,832)	1,728	-	872

Kutcho	18,640	13.27%	3,994	-	-	(1,390)	2,604	-

Hecla	34,980	5.71%	221,628	-	(202)	(41,277)	180,149	73

B2Gold	12,025	0.93%	-	48,832	-	(5,965)	42,867	-

Other			28,841	31	-	(4,926)	23,946	-

Total			$308,330	$48,863	$(49,034)	$(53,083)	$255,076	$945

1)

The disposal of the Sabina shares was as a result of the acquisition of Sabina by B2Gold, while the partial disposition of the Hecla shares was made in order to capitalize on Hecla’s share price appreciation.

2)	Fair Value Gains (Losses) are reflected as a component of OCI.

WHEATON PRECIOUS METALS 2024 SECOND QUARTER REPORT - MANAGEMENT DISCUSSION & ANALYSIS [12]

	Six Months Ended June 30, 2024

(in thousands)	Shares Owned (000’s)	% of Outstanding Shares Owned	Fair Value at Dec 31, 2023	Cost of Additions	Proceeds of Disposition [1]	Fair Value Adjustment Gains (Losses) [2]	Fair Value at Jun 30, 2024	Realized Gain (Loss) on Disposal

Bear Creek	15,707	6.90%	$2,138	$-	$-	$1,649	$3,787	$-

Kutcho	18,640	12.03%	1,551	-	-	697	2,248	-

Hecla	-	-	168,255	-	(177,088)	8,833	-	35,768

B2Gold	12,025	0.92%	38,094	-	-	(5,851)	32,243	-

Other			35,988	5,121	-	7,512	48,621	-

Total			$246,026	$5,121	$(177,088)	$12,840	$86,899	$35,768

1)	The disposition of the Hecla shares was made in order to capitalize on Hecla’s share price appreciation.
2)	Fair Value Gains (Losses) are reflected as a component of OCI.

	Six Months Ended June 30, 2023

(in thousands)	Shares Owned (000’s)	% of Outstanding Shares Owned	Fair Value at Dec 31, 2022	Cost of Additions	Proceeds of Disposition [1]	Fair Value Adjustment Gains (Losses) [2]	Fair Value at Jun 30, 2023	Realized Loss on Disposal

Bear Creek	13,264	8.58%	$7,443	$-	$-	$(1,933)	$5,510	$-

Sabina	-	-	30,535	-	(48,832)	18,297	-	872

Kutcho	18,640	13.27%	3,097	-	-	(493)	2,604	-

Hecla	34,980	5.71%	194,668	-	(202)	(14,317)	180,149	73

B2Gold	12,025	0.93%	-	48,832	-	(5,965)	42,867	-

Other			19,792	8,199	(27)	(4,018)	23,946	(990)

Total			$255,535	$57,031	$(49,061)	$(8,429)	$255,076	$(45)

1)

The disposal of the Sabina shares was as a result of the acquisition of Sabina by B2Gold, while the partial disposition of the Hecla shares was made in order to capitalize on Hecla’s share price appreciation.

2)	Fair Value Gains (Losses) are reflected as a component of OCI.

WHEATON PRECIOUS METALS 2024 SECOND QUARTER REPORT - MANAGEMENT DISCUSSION & ANALYSIS [13]

Summary of Units Produced

	Q2 2024	Q1 2024	Q4 2023	Q3 2023	Q2 2023	Q1 2023	Q4 2022	Q3 2022

Gold ounces produced [2]

Salobo	63,225	61,622	71,778	69,045	54,804	43,677	37,939	44,212

Sudbury [3]	5,910	5,618	5,823	3,857	5,818	6,203	5,270	3,437

Constancia	6,086	13,897	22,292	19,003	7,444	6,905	10,496	7,196

San Dimas [4]	7,089	7,542	10,024	9,995	11,166	10,754	10,037	11,808

Stillwater [5]	2,099	2,637	2,341	2,454	2,017	1,960	2,185	1,833

Other

Marmato	584	623	668	673	639	457	533	542

Minto [6]	-	-	-	-	1,292	3,063	2,567	3,050

Total Other	584	623	668	673	1,931	3,520	3,100	3,592

Total gold ounces produced	84,993	91,939	112,926	105,027	83,180	73,019	69,027	72,078

Silver ounces produced [2]

Peñasquito [7]	2,263	2,643	1,036	-	1,744	2,076	1,761	2,017

Antamina	992	806	1,030	894	984	872	1,067	1,327

Constancia	451	640	836	697	420	552	655	564

Other

Los Filos	42	42	28	28	28	45	14	21

Zinkgruvan	699	641	510	785	374	632	664	642

Neves-Corvo	432	524	573	486	407	436	369	323

Aljustrel [8]	-	-	-	327	279	343	313	246

Cozamin	177	173	185	165	184	141	157	179

Marmato	6	7	10	11	7	8	9	7

Yauliyacu [9]	-	-	-	-	-	-	261	463

Minto [6]	-	-	-	-	14	29	33	33

Total Other	1,356	1,387	1,306	1,802	1,293	1,634	1,820	1,914

Total silver ounces produced	5,062	5,476	4,208	3,393	4,441	5,134	5,303	5,822

Palladium ounces produced [2]

Stillwater [5]	4,338	4,463	4,209	4,006	3,880	3,705	3,869	3,229

Cobalt pounds produced [2]

Voisey’s Bay	259	240	215	183	152	124	128	226

GEOs produced [10]	147,059	158,703	164,818	147,230	137,176	134,730	132,780	142,103

Average payable rate [2]

Gold	95.2%	94.7%	95.1%	95.4%	95.1%	95.1%	94.9%	95.1%

Silver	84.4%	84.5%	83.0%	78.3%	83.7%	83.1%	84.2%	86.3%

Palladium	97.3%	97.8%	98.0%	94.1%	94.1%	96.3%	93.9%	96.3%

Cobalt	93.3%	93.3%	93.3%	93.3%	93.3%	93.3%	93.3%	93.3%

GEO [10]	90.9%	90.6%	91.6%	90.8%	90.8%	89.8%	89.9%	90.9%

1)	All figures in thousands except gold and palladium ounces produced.
2)

Quantity produced represent the amount of gold, silver, palladium and cobalt contained in concentrate or doré prior to smelting or refining deductions. Production figures and payable rates are based on information provided by the operators of the mining operations to which the mineral stream interests relate or management estimates in those situations where other information is not available. Certain production figures and payable rates may be updated in future periods as additional information is received.

3)	Comprised of the Coleman, Copper Cliff, Garson, Creighton and Totten gold interests.
4)

Under the terms of the San Dimas PMPA, the Company is entitled to an amount equal to 25% of the payable gold production plus an additional amount of gold equal to 25% of the payable silver production converted to gold at a fixed gold to silver exchange ratio of 70:1 from the San Dimas mine. If the average gold to silver price ratio decreases to less than 50:1 or increases to more than 90:1 for a period of 6 months or more, then the “70” shall be revised to “50” or “90”, as the case may be, until such time as the average gold to silver price ratio is between 50:1 to 90:1 for a period of 6 months or more in which event the “70” shall be reinstated. For reference, attributable silver production from prior periods is as follows: Q2 2024 - 285,000 ounces; Q1 2024 - 291,000 ounces; Q4 2023 - 378,000 ounces; Q3 2023 - 387,000 ounces; Q2 2023 - 423,000 ounces; Q1 2023 - 401,000 ounces; Q4 2022 - 348,000 ounces; Q3 2022 - 412,000 ounces.

5)	Comprised of the Stillwater and East Boulder gold and palladium interests.
6)	On May 13, 2023, Minto Metals Corp. announced the suspension of operations at the Minto mine.
7)	There was a temporary suspension of operations at Peñasquito due to a labour strike which ran from June 7, 2023 to October 13, 2023.
8)	On September 12, 2023, it was announced that the production of the zinc and lead concentrates at the Aljustrel mine will be halted from September 24, 2023 until the second quarter of 2025.
9)	On December 14, 2022, the Company terminated the Yauliyacu PMPA in exchange for a cash payment of $132 million.
10)

GEOs, which are provided to assist the reader, are based on the following commodity price assumptions: $2,000 per ounce gold; $23.00 per ounce silver; $1,000 per ounce palladium; and $13.00 per pound cobalt; consistent with those used in estimating the Company’s production guidance for 2024.

WHEATON PRECIOUS METALS 2024 SECOND QUARTER REPORT - MANAGEMENT DISCUSSION & ANALYSIS [14]

Summary of Units Sold

	Q2 2024	Q1 2024	Q4 2023	Q3 2023	Q2 2023	Q1 2023	Q4 2022	Q3 2022

Gold ounces sold

Salobo	54,962	56,841	76,656	44,444	46,030	35,966	41,029	31,818

Sudbury [2]	5,679	4,129	5,011	4,836	4,775	4,368	4,988	5,147

Constancia	6,640	20,123	19,925	12,399	9,619	6,579	6,013	6,336

San Dimas	6,801	7,933	10,472	9,695	11,354	10,651	10,943	10,196

Stillwater [3]	2,628	2,355	2,314	1,985	2,195	2,094	1,783	2,127

Other

Marmato	616	638	633	792	467	480	473	719

777	-	-	-	275	153	126	785	3,098

Minto	-	-	-	-	701	2,341	2,982	2,559

Total Other	616	638	633	1,067	1,321	2,947	4,240	6,376

Total gold ounces sold	77,326	92,019	115,011	74,426	75,294	62,605	68,996	62,000

Silver ounces sold Peñasquito	1,482	1,839	442	453	1,913	1,483	2,066	1,599

Antamina	917	762	1,091	794	963	814	1,114	1,155

Constancia	422	726	665	435	674	366	403	498

Other

Los Filos	24	44	24	30	37	34	16	24

Zinkgruvan	597	297	449	714	370	520	547	376

Neves-Corvo	216	243	268	245	132	171	80	105

Aljustrel	-	1	86	142	182	205	156	185

Cozamin	158	147	141	139	150	119	150	154

Marmato	7	8	9	11	7	7	7	8

Yauliyacu	-	-	-	-	-	-	337	1,005

Minto	-	-	-	-	7	29	23	22

Keno Hill	-	-	-	-	-	1	1	30

777	-	-	-	2	2	-	35	73

Total Other	1,002	740	977	1,283	887	1,086	1,352	1,982

Total silver ounces sold	3,823	4,067	3,175	2,965	4,437	3,749	4,935	5,234

Palladium ounces sold Stillwater [3]	4,301	4,774	3,339	4,242	3,392	2,946	3,396	4,227

Cobalt pounds sold

Voisey’s Bay	88	309	288	198	265	323	187	115

GEOs sold [4]	124,009	143,184	155,059	111,935	129,734	109,293	128,662	125,053

Cumulative payable units PBND [5]

Gold ounces	89,667	86,114	91,092	98,715	72,916	77,377	70,562	74,053

Silver ounces	2,795	2,347	1,787	1,469	1,777	2,531	2,013	2,481

Palladium ounces	6,018	6,198	6,666	5,607	6,122	5,751	5,098	5,041

Cobalt pounds	513	360	356	377	251	285	258	403

GEO [4]	128,156	118,541	117,294	120,865	98,041	111,217	97,936	107,720

Inventory on hand Cobalt pounds	-	-	88	155	310	398	633	556

1)	All figures in thousands except gold and palladium ounces sold.
2)	Comprised of the Coleman, Copper Cliff, Garson, Creighton and Totten gold interests.
3)	Comprised of the Stillwater and East Boulder gold and palladium interests.
4)

GEOs, which are provided to assist the reader, are based on the following commodity price assumptions: $2,000 per ounce gold; $23.00 per ounce silver; $1,000 per ounce palladium; and $13.00 per pound cobalt; consistent with those used in estimating the Company’s production guidance for 2024.

5)	Payable gold, silver and palladium ounces PBND and cobalt pounds PBND are based on management estimates. These figures may be updated in future periods as additional information is received.

WHEATON PRECIOUS METALS 2024 SECOND QUARTER REPORT - MANAGEMENT DISCUSSION & ANALYSIS [15]

Quarterly Financial Review 1

	Q2 2024	Q1 2024	Q4 2023	Q3 2023	Q2 2023	Q1 2023	Q4 2022	Q3 2022

Gold ounces sold	77,326	92,019	115,011	74,426	75,294	62,605	68,996	62,000

Realized price [2]	$2,356	$2,072	$2,006	$1,944	$1,986	$1,904	$1,725	$1,728

Gold sales	$182,150	$190,689	$230,716	$144,707	$149,511	$119,196	$119,051	$107,128

Silver ounces sold	3,823	4,067	3,175	2,965	4,437	3,749	4,935	5,234

Realized price [2]	$29.11	$23.77	$23.77	$23.73	$24.13	$22.85	$21.52	$19.16

Silver sales	$111,291	$96,658	$75,465	$70,372	$107,081	$85,678	$106,175	$100,270

Palladium ounces sold	4,301	4,774	3,339	4,242	3,392	2,946	3,396	4,227

Realized price [2]	$979	$980	$1,070	$1,251	$1,438	$1,607	$1,939	$2,091

Palladium sales	$4,210	$4,677	$3,574	$5,307	$4,879	$4,735	$6,586	$8,838

Cobalt pounds sold	88	309	288	198	265	323	187	115

Realized price [2]	$16.02	$15.49	$12.92	$13.87	$13.23	$15.04	$22.62	$22.68

Cobalt sales	$1,413	$4,782	$3,716	$2,751	$3,501	$4,856	$4,239	$2,600

Total sales	$299,064	$296,806	$313,471	$223,137	$264,972	$214,465	$236,051	$218,836

Cash cost [2,3]

Gold / oz	$441	$439	$437	$444	$461	$496	$475	$474

Silver / oz	$4.95	$4.77	$5.02	$5.10	$5.01	$5.07	$5.00	$5.59

Palladium / oz	$175	$182	$198	$223	$261	$294	$357	$353

Cobalt / lb [4]	$3.11	$2.96	$3.14	$3.66	$3.20	$3.30	$16.52	$7.21

Depletion [2]

Gold / oz	$438	$404	$405	$381	$365	$360	$357	$353

Silver / oz	$5.76	$5.03	$5.29	$4.57	$4.92	$4.48	$4.98	$5.84

Palladium / oz	$429	$445	$445	$459	$445	$408	$399	$399

Cobalt / lb	$12.78	$12.77	$12.80	$12.98	$13.85	$13.85	$13.72	$13.63

Gain on disposal of PMPA	$-	$-	$-	$-	$5,027	$-	$51,443	$104,425

Impairment (reversal)	$-	$-	$-	$-	$-	$-	$1,719	$(10,330)

Net earnings	$122,317	$164,041	$168,435	$116,371	$141,448	$111,391	$166,125	$196,460

Per share

Basic	$0.270	$0.362	$0.372	$0.257	$0.312	$0.246	$0.367	$0.435

Diluted	$0.269	$0.362	$0.371	$0.257	$0.312	$0.246	$0.367	$0.434

Adjusted net earnings [3]	$149,565	$138,834	$164,569	$121,467	$142,584	$104,431	$103,744	$93,878

Per share

Basic	$0.330	$0.306	$0.363	$0.268	$0.315	$0.231	$0.229	$0.208

Diluted	$0.329	$0.306	$0.363	$0.268	$0.314	$0.230	$0.229	$0.208

Cash flow from operations	$234,393	$219,380	$242,226	$171,103	$202,376	$135,104	$172,028	$154,497

Per share [3]

Basic	$0.517	$0.484	$0.535	$0.378	$0.447	$0.299	$0.381	$0.342

Diluted	$0.516	$0.484	$0.534	$0.377	$0.446	$0.298	$0.380	$0.342

Dividends declared	$70,273	$70,261	$67,950	$67,946	$67,938	$67,910	$67,797	$67,754

Per share	$0.155	$0.155	$0.150	$0.150	$0.150	$0.150	$0.150	$0.150

Total assets	$7,247,082	$7,180,455	$7,031,185	$6,881,515	$6,879,905	$6,905,479	$6,759,906	$6,587,595

Total liabilities	$87,410	$101,260	$45,669	$38,254	$33,492	$93,025	$42,231	$38,783

Total shareholders’ equity	$7,159,672	$7,079,195	$6,985,516	$6,843,261	$6,846,413	$6,812,454	$6,717,675	$6,548,812

1)	All figures in thousands except gold and palladium ounces produced and sold, per unit amounts and per share amounts.
2)	Expressed as dollars per ounce and for cobalt per pound.
3)

Refer to discussion on non-IFRS beginning on page 40 of this MD&A. Adjusted net earnings for Q1-2024 has been updated subsequent to the release of the MD&A for the first quarter of 2024 to reflect the GMT accrual relating to Q1-2024 in the amount of $25 million.

4)

Cash cost per pound of cobalt sold during the fourth quarter of 2022 includes an inventory write-down of $1.6 million, resulting in an increase of $8.71 per pound. During the three months ended March 31, 2023, June 30, 2023, September 30, 2023 and December 31, 2023, the cobalt inventory sold was net of the inventory write-down taken in 2022 in the amount of $1.0 million, $0.5 million, $0.1 million and $0.02 million, respectively, resulting in a decrease to the reported cost of cobalt sold of $3.18 per pound of cobalt sold, $1.81 per pound of cobalt sold, $0.51 per pound of cobalt sold and $0.08 per pound of cobalt sold, respectively.

Changes in sales, net earnings and cash flow from operations from quarter to quarter are affected primarily by fluctuations in production at the mines, the timing of shipments, changes in the price of commodities, the commencement of operations of mines under construction, as well as acquisitions of PMPAs and any related capital raising activities.

WHEATON PRECIOUS METALS 2024 SECOND QUARTER REPORT - MANAGEMENT DISCUSSION & ANALYSIS [16]

Results of Operations and Operational Review

The operating results of the Company’s reportable operating segments are summarized in the tables and commentary below.

Results of Operations For The Three Months Ended June 30, 2024 and 2023

The following two tables present the results of operations based on the Company’s reportable operating segments.

Three Months Ended June 30, 2024

	Units Produced[2]	Units Sold	Average Realized Price ($‘s Per Unit)		Average Cash Cost ($‘s Per Unit) [3]		Average Depletion ($‘s Per Unit)		Sales	Net Earnings	Cash Flow From Operations	Total Assets

Gold

Salobo	63,225	54,962		$2,356		$425		$378	$129,466	$85,346	$105,795	$2,638,316

Sudbury [4]	5,910	5,679		2,357		400		1,326	13,383	3,581	11,106	250,227

Constancia	6,086	6,640		2,356		420		323	15,640	10,706	12,849	71,769

San Dimas	7,089	6,801		2,356		635		290	16,021	9,730	11,701	140,542

Stillwater	2,099	2,628		2,356		415		421	6,190	3,994	5,100	209,162

Other [5]	584	616		2,356		415		527	1,450	870	1,195	903,067

	84,993	77,326		$2,356		$441		$438	$182,150	$114,227	$147,746	$4,213,083

Silver

Peñasquito	2,263	1,482		$28.75		$4.50		$4.86	$42,599	$28,735	$35,932	$261,561

Antamina	992	917		28.75		5.75		8.46	26,365	13,337	21,095	506,396

Constancia	451	422		28.75		6.20		6.10	12,122	6,934	9,508	172,475

Other [6]	1,356	1,002		30.14		4.35		4.50	30,205	21,336	21,614	624,616

	5,062	3,823		$29.11		$4.95		$5.76	$111,291	$70,342	$88,149	$1,565,048

Palladium

Stillwater	4,338	4,301		$979		$175		$429	$4,210	$1,611	$3,457	$216,696

Platreef	-	-		n.a.		n.a.		n.a.	-	-	-	78,815

	4,338	4,301		$979		$175		$429	$4,210	$1,611	$3,457	$295,511

Platinum

Marathon	-	-	$	n.a.	$	n.a.	$	n.a.	$-	$-	$-	$9,451

Platreef	-	-		n.a.		n.a.		n.a.	-	-	-	57,585

	-	-	$	n.a.	$	n.a.	$	n.a.	$-	$-	$-	$67,036

Cobalt

Voisey’s Bay	259	88		$16.02		$3.11		$12.78	$1,413	$12	$2,081	$346,874

Operating results									$299,064	$186,192	$241,433	$6,487,552

Other

General and administrative										$(10,241)	$(8,962)

Share based compensation										(6,241)	-

Donations and community investments										(703)	(614)

Finance costs										(1,299)	(1,057)

Other										5,122	3,668

Income tax										(50,513)	(75)

Total other										$(63,875)	$(7,040)	$759,530

										$122,317	$234,393	$7,247,082

1)

Units of gold, silver and palladium produced and sold are reported in ounces, while cobalt is reported in pounds. All figures in thousands except gold and palladium ounces produced and sold and per unit amounts.

2)

Quantity produced represents the amount of gold, silver, palladium and cobalt contained in concentrate or doré prior to smelting or refining deductions. Production figures are based on information provided by the operators of the mining operations to which the mineral stream interests relate or management estimates in those situations where other information is not available. Certain production figures may be updated in future periods as additional information is received.

3)	Refer to discussion on non-IFRS measure (iii) on page 42 of this MD&A.
4)	Comprised of the operating Coleman, Copper Cliff, Garson, Creighton and Totten gold interests and the non-operating Stobie and Victor gold interests.
5)

Other gold interests comprised of the operating Marmato gold interest as well as the non-operating Minto, Copper World, Santo Domingo, Fenix, Blackwater, Curipamba, Marathon, Goose, Cangrejos, Platreef, Curraghinalt and Kudz Ze Kayah gold interests.

6)

Other silver interests comprised of the operating Los Filos, Zinkgruvan, Neves-Corvo, Marmato and Cozamin silver interests as well as the non-operating Stratoni, Aljustrel, Minto, Pascua-Lama, Copper World, Navidad, Blackwater, Curipamba, Mineral Park and Kudz Ze Kayah silver interests.

WHEATON PRECIOUS METALS 2024 SECOND QUARTER REPORT - MANAGEMENT DISCUSSION & ANALYSIS [17]

Three Months Ended June 30, 2023

	Units Produced[2]	Units Sold	Average Realized Price ($‘s Per Unit)		Average Cash Cost ($‘s Per Unit) [3]		Average Depletion ($‘s Per Unit)		Sales	Gain on Disposal [4]	Net Earnings	Cash Flow From Operations	Total Assets

Gold

Salobo	54,804	46,030		$1,985		$420		$330	$91,350	$-	$56,790	$71,999	$2,356,169

Sudbury [5]	5,818	4,775		2,000		400		1,025	9,549	-	2,747	7,579	274,048

Constancia	7,444	9,619		1,985		416		316	19,090	-	12,049	15,085	90,469

San Dimas	11,166	11,354		1,985		628		260	22,532	-	12,454	15,401	150,154

Stillwater	2,017	2,195		1,985		357		510	4,356	-	2,451	3,571	213,663

Other [6]	1,931	1,321		1,994		1,131		186	2,634	-	894	1,252	537,197

	83,180	75,294		$1,986		$461		$365	$149,511	$-	$87,385	$114,887	$3,621,700

Silver

Peñasquito	1,744	1,913		$24.20		$4.43		$4.06	$46,291	$-	$30,041	$37,816	$279,872

Antamina	984	963		24.20		4.70		7.06	23,302	-	11,985	18,780	532,828

Constancia	420	674		24.20		6.14		6.24	16,322	-	7,968	12,180	186,452

Other [7]	1,293	887		23.88		5.75		3.46	21,166	5,027	18,031	15,878	482,572

	4,441	4,437		$24.13		$5.01		$4.92	$107,081	$5,027	$68,025	$84,654	$1,481,724

Palladium

Stillwater	3,880	3,392		$1,438		$261		$445	$4,879	$-	$2,482	$3,993	$224,099

Platinum

Marathon	-	-	$	n.a.	$	n.a.	$	n.a.	$-	$-	$-	$-	$9,448

Cobalt

Voisey’s Bay	152	265		$13.23		$3.20 [8]		$13.85	$3,501	$-	$(1,009)	$4,335	$354,195

Operating results									$264,972	$5,027	$156,883	$207,869	$5,691,166

Other

General and administrative											$(10,216)	$(9,544)

Share based compensation											(4,484)	-

Donations and community investments											(1,940)	(1,738)

Finance costs											(1,352)	(999)

Other											8,692	7,776

Income tax											(6,135)	(988)

Total other											$(15,435)	$(5,493)	$1,188,739

											$141,448	$202,376	$6,879,905

1)

Units of gold, silver and palladium produced and sold are reported in ounces, while cobalt is reported in pounds. All figures in thousands except gold and palladium ounces produced and sold and per unit amounts.

2)

Quantity produced represent the amount of gold, silver, palladium and cobalt contained in concentrate or doré prior to smelting or refining deductions. Production figures are based on information provided by the operators of the mining operations to which the mineral stream interests relate or management estimates in those situations where other information is not available. Certain production figures may be updated in future periods as additional information is received.

3)	Refer to discussion on non-IFRS measure (iii) on page 42 of this MD&A.
4)	Refer to page 26 of this MD&A for more information.
5)	Comprised of the operating Coleman, Copper Cliff, Garson, Creighton and Totten gold interests as well as the non-operating Stobie and Victor gold interests.
6)

Other gold interests are comprised of the operating Marmato gold interests as well as the non-operating Minto, 777, Copper World, Santo Domingo, Fenix, Blackwater, Marathon, Curipamba, Goose and Cangrejos gold interests. On June 22, 2022, Hudbay announced that mining activities at 777 have concluded and closure activities have commenced. On May 13, 2023, Minto announced the suspension of operations at the Minto mine.

7)

Other silver interests comprised of the operating Los Filos, Zinkgruvan, Neves-Corvo, Aljustrel, Cozamin and Marmato silver interests, the non-operating Minto, 777, Loma de La Plata, Stratoni, Pascua-Lama, Copper World, Blackwater and Curipamba silver interests. On June 22, 2022, Hudbay announced that mining activities at 777 have concluded and closure activities have commenced. On May 13, 2023, Minto announced the suspension of operations at the Minto mine. On September 12, 2023, it was announced that the production of zinc and lead concentrates at Aljustrel will be halted from September 24, 2023 until the second quarter of 2025.

8)	Cash cost per pound of cobalt sold during the second quarter of 2023 was net of a previously recorded inventory write-down of $0.5 million, resulting in a decrease of $1.81 per pound of cobalt sold.

WHEATON PRECIOUS METALS 2024 SECOND QUARTER REPORT - MANAGEMENT DISCUSSION & ANALYSIS [18]

Comparative Results of Operations on a GEO Basis

	Q2 2024	Q2 2023	Change	Change

GEO Production [1,2]	147,059	137,176	9,883	7.2%

GEO Sales [2]	124,009	129,734	(5,725)	(4.4)%

Average price per GEO sold [2]	$2,412	$2,042	$370	18.1%

Revenue	$299,064	$264,972	$34,092	12.9%

Cost of sales, excluding depletion	$54,007	$58,642	$4,635	7.9%

Depletion	58,865	54,474	(4,391)	(8.1)%

Cost of Sales	$112,872	$113,116	$244	0.2%

Gross Margin	$186,192	$151,856	$34,336	22.6%

General and administrative expenses	10,241	10,216	(25)	(0.2)%

Share based compensation	6,241	4,484	(1,757)	(39.2)%

Donations and community investments	703	1,940	1,237	63.8%

Earnings from Operations	$169,007	$135,216	$33,791	25.0%

Gain on disposal of mineral stream interests	-	5,027	(5,027)	(100.0)%

Other income (expense)	5,122	8,692	(3,570)	(41.1)%

Earnings before finance costs and income taxes	$174,129	$148,935	$25,194	16.9%

Finance costs	1,299	1,352	53	3.9%

Earnings before income taxes	$172,830	$147,583	$25,247	17.1%

Income tax expense	50,513	6,135	(44,378)	(723.4)%

Net earnings	$122,317	$141,448	$(19,131)	(13.5)%

1)

Quantity produced represents the amount of gold, silver, palladium and cobalt contained in concentrate or doré prior to smelting or refining deductions. Production figures are based on information provided by the operators of the mining operations to which the mineral stream interests relate or management estimates in those situations where other information is not available. Certain production figures may be updated in future periods as additional information is received.

2)

GEOs, which are provided to assist the reader, are based on the following commodity price assumptions: $2,000 per ounce gold; $23.00 per ounce silver; $1,000 per ounce palladium; and $13.00 per pound cobalt; consistent with those used in estimating the Company’s production guidance for 2024.

GEO Production

For the three months ended June 30, 2024, attributable GEO production was 147,100 ounces, with the 9,900 ounce increase from the comparable period in 2023 being primarily attributable to the following factors:

●

8,400 ounce or 15% increase from Salobo resulting from higher throughput, with production from the third concentrator line commencing at the end of 2022 and achieving the initial completion test of 32 Mtpa in Q4 2023. From a throughput perspective, the three 12 mtpa lines operated at approximately 76% of capacity during Q2-2024, with operations at Salobo 3 being halted for one month effective June 16 due to a fire on one of the plant’s conveyor belts, as compared to approximately 68% during Q2-2023; and

●

6,000 ounce or 30% increase from Peñasquito (519,000 silver ounces) primarily due to higher throughput with 2023 being impacted by a labour strike which lasted from June 7 to October 13, partially offset by lower grades; partially offset by

●	4,100 ounce or 37% decrease from San Dimas, primarily due to lower throughput and grades.

WHEATON PRECIOUS METALS 2024 SECOND QUARTER REPORT - MANAGEMENT DISCUSSION & ANALYSIS [19]

Net Earnings

For the three months ended June 30, 2024, net earnings amounted to $122 million, with the $19 million decrease relative to the comparable period of the prior year being attributable to the following factors:

Net earnings for the three months ended June 30, 2023		$141,448
Variance in gross margin
Variance in revenue due to:
Payable gold production	$3,603
Payable silver production	13,358
Payable palladium production	516
Payable cobalt production	1,326
Total payable production		$18,803
Changes in inventory and PBND		(30,621)
Prices realized per ounce sold		45,910
Total increase to revenue		$34,092
Variance in cost of sales due to:
GEO payable production volume		$(8,981)
GEO payable production mix differences		3,749
Changes in inventory and PBND		14,392
Cash cost per ounce		(1,346)
Depletion per ounce		(7,570)
Total decrease to cost of sales		$244
Total increase to gross margin		$34,336
Other variances
Gain on disposal of mineral stream interest (see page 26)		(5,027)
General and administrative expenses (see page 26)		(25)
Share based compensation (see page 27)		(1,757)
Donations and community investment (see page 27)		1,237
Other income / expense (see page 27)		(3,570)
Finance costs (see page 28)		53
Income taxes (see page 28)		(44,378)
Total decrease in net earnings		$(19,131)
Net earnings for the three months ended June 30, 2024		$122,317

WHEATON PRECIOUS METALS 2024 SECOND QUARTER REPORT - MANAGEMENT DISCUSSION & ANALYSIS [20]

Results of Operations For The Six Months Ended June 30, 2024 and 2023

The following two tables present the results of operations based on the Company’s reportable operating segments.

Six Months Ended June 30, 2024

	Units Produced[2]	Units Sold	Average Realized Price ($‘s Per Unit)		Average Cash Cost ($‘s Per Unit) [3]		Average Depletion ($‘s Per Unit)		Sales	Net Earnings	Cash Flow From Operations	Total Assets

Gold

Salobo	124,847	111,803		$2,212		$425		$386	$247,317	$156,742	$199,845	$2,638,316

Sudbury [4]	11,528	9,808		2,227		400		1,250	21,844	5,663	17,920	250,227

Constancia	19,983	26,763		2,143		420		317	57,363	37,616	46,112	71,769

San Dimas	14,631	14,734		2,204		633		284	32,469	18,967	23,147	140,542

Stillwater	4,736	4,983		2,222		394		463	11,073	6,801	9,108	209,162

Other [5]	1,207	1,254		2,212		394		527	2,773	1,618	2,279	903,067

	176,932	169,345		$2,202		$440		$419	$372,839	$227,407	$298,411	$4,213,083

Silver

Peñasquito	4,906	3,321		$25.97		$4.50		$4.42	$86,249	$56,636	$71,307	$261,561

Antamina	1,798	1,679		26.48		5.26		7.82	44,453	22,484	35,618	506,396

Constancia	1,091	1,148		25.58		6.20		6.19	29,358	15,134	22,242	172,475

Other [6]	2,743	1,742		27.48		4.27		4.35	47,889	32,873	37,433	624,616

	10,538	7,890		$26.36		$4.86		$5.39	$207,949	$127,127	$166,600	$1,565,048

Palladium

Stillwater	8,801	9,075		$979		$179		$438	$8,887	$3,294	$7,265	$216,696

Platreef	-	-		n.a.		n.a.		n.a.	-	-	-	78,815

	8,801	9,075		$979		$179		$438	$8,887	$3,294	$7,265	$295,511

Platinum

Marathon	-	-	$	n.a.	$	n.a.	$	n.a.	$-	$-	$-	$9,451

Platreef	-	-		n.a.		n.a.		n.a.	-	-	-	57,585

	-	-	$	n.a.	$	n.a.	$	n.a.	$-	$-	$-	$67,036

Cobalt

Voisey’s Bay	499	397		$15.61		$2.99		$12.77	$6,195	$(61)	$9,087	$346,874

Operating results									$595,870	$357,767	$481,363	$6,487,552

Other

General and administrative										$(20,705)	$(24,920)

Share based compensation										(7,522)	(11,129)

Donations and community investments										(2,273)	(1,988)

Finance costs										(2,741)	(2,182)

Other										12,317	12,820

Income tax										(50,485)	(191)

Total other										$(71,409)	$(27,590)	$759,530

										$286,358	$453,773	$7,247,082

1)

Units of gold, silver and palladium produced and sold are reported in ounces, while cobalt is reported in pounds. All figures in thousands except gold and palladium ounces produced and sold and per unit amounts.

2)

Quantity produced represents the amount of gold, silver, palladium and cobalt contained in concentrate or doré prior to smelting or refining deductions. Production figures are based on information provided by the operators of the mining operations to which the mineral stream interests relate or management estimates in those situations where other information is not available. Certain production figures may be updated in future periods as additional information is received.

3)	Refer to discussion on non-IFRS measure (iii) on page 42 of this MD&A.
4)	Comprised of the operating Coleman, Copper Cliff, Garson, Creighton and Totten gold interests and the non-operating Stobie and Victor gold interests.
5)

Other gold interests comprised of the operating Marmato gold interest as well as the non-operating Minto, Copper World, Santo Domingo, Fenix, Blackwater, Curipamba, Marathon, Goose, Cangrejos, Platreef, Curraghinalt and Kudz Ze Kayah gold interests.

6)

Other silver interests comprised of the operating Los Filos, Zinkgruvan, Neves-Corvo, Marmato and Cozamin silver interests as well as the non-operating Stratoni, Aljustrel, Minto, Pascua-Lama, Copper World, Navidad, Blackwater, Curipamba, Mineral Park and Kudz Ze Kayah silver interests.

WHEATON PRECIOUS METALS 2024 SECOND QUARTER REPORT - MANAGEMENT DISCUSSION & ANALYSIS [21]

Six Months Ended June 30, 2023

	Units Produced[2]	Units Sold	Average Realized Price ($‘s Per Unit)		Average Cash Cost ($‘s Per Unit) [3]		Average Depletion ($‘s Per Unit)		Sales	Gain on Disposal [4]	Net Earnings	Cash Flow From Operations	Total Assets

Gold

Salobo	98,481	81,996		$1,949		$420		$330	$159,825	$-	$98,261	$125,353	$2,356,169

Sudbury [5]	12,021	9,143		1,954		400		1,025	17,866	-	4,841	13,925	274,048

Constancia	14,349	16,198		1,952		416		316	31,615	-	19,759	24,873	90,469

San Dimas	21,920	22,005		1,946		626		260	42,812	-	23,319	29,030	150,154

Stillwater	3,977	4,289		1,945		346		510	8,343	-	4,671	6,860	213,663

Other [6]	5,451	4,268		1,932		1,306		117	8,247	-	2,173	2,407	537,197

	156,199	137,899		$1,949		$477		$362	$268,708	$-	$153,024	$202,448	$3,621,700

Silver

Peñasquito	3,820	3,396		$23.61		$4.43		$4.06	$80,162	$-	$51,317	$65,119	$279,872

Antamina	1,856	1,777		23.58		4.63		7.06	41,897	-	21,128	33,668	532,828

Constancia	972	1,040		23.72		6.14		6.24	24,674	-	11,792	18,288	186,452

Other [7]	2,927	1,973		23.33		5.86		2.95	46,025	5,027	33,668	35,925	482,572

	9,575	8,186		$23.55		$5.04		$4.72	$192,758	$5,027	$117,905	$153,000	$1,481,724

Palladium

Stillwater	7,585	6,338		$1,517		$277		$428	$9,614	$-	$5,149	$7,862	$224,099

Platinum

Marathon	-	-	$	n.a.	$	n.a.	$	n.a.	$-	$-	$-	$-	$9,448

Cobalt

Voisey’s Bay	276	588		$14.22		$3.25 [8]		$13.85	$8,357	$-	$(1,693)	$8,820	$354,195

Operating results									$479,437	$5,027	$274,385	$372,130	$5,691,166

Other

General and administrative											$(20,315)	$(23,384)

Share based compensation											(11,881)	(16,675)

Donations and community investments											(3,318)	(3,146)

Finance costs											(2,731)	(2,066)

Other											16,254	14,955

Income tax											445	(4,332)

Total other											$(21,546)	$(34,648)	$1,188,739

											$252,839	$337,482	$6,879,905

1)

Units of gold, silver and palladium produced and sold are reported in ounces, while cobalt is reported in pounds. All figures in thousands except gold and palladium ounces produced and sold and per unit amounts.

2)

Quantity produced represents the amount of gold, silver, palladium and cobalt contained in concentrate or doré prior to smelting or refining deductions. Production figures are based on information provided by the operators of the mining operations to which the mineral stream interests relate or management estimates in those situations where other information is not available. Certain production figures may be updated in future periods as additional information is received.

3)	Refer to discussion on non-IFRS measure (iii) on page 42 of this MD&A.
4)	Refer to page 26 of this MD&A for more information.
5)	Comprised of the operating Coleman, Copper Cliff, Garson, Creighton and Totten gold interests as well as the non-operating Stobie and Victor gold interests.
6)

Other gold interests are comprised of the operating Marmato gold interests as well as the non-operating Minto, 777, Copper World, Santo Domingo, Fenix, Blackwater, Marathon, Curipamba, Goose and Cangrejos gold interests. On June 22, 2022, Hudbay announced that mining activities at 777 have concluded and closure activities have commenced. On May 13, 2023, Minto announced the suspension of operations at the Minto mine.

7)

Other silver interests comprised of the operating Los Filos, Zinkgruvan, Neves-Corvo, Aljustrel, Cozamin and Marmato silver interests and the non-operating Minto, 777, Loma de La Plata, Stratoni, Pascua-Lama, Copper World, Blackwater and Curipamba silver interests. On June 22, 2022, Hudbay announced that mining activities at 777 have concluded and closure activities have commenced. On May 13, 2023, Minto announced the suspension of operations at the Minto mine. On September 12, 2023, it was announced that the production of zinc and lead concentrates at Aljustrel will be halted from September 24, 2023 until the second quarter of 2025.

8)

Cash cost per pound of cobalt sold during the six months ended June 30, 2023 was net of a previously recorded inventory write-down of $1.5 million, resulting in a decrease of $2.57 per pound of cobalt sold.

WHEATON PRECIOUS METALS 2024 SECOND QUARTER REPORT - MANAGEMENT DISCUSSION & ANALYSIS [22]

Comparative Results of Operations on a GEO Basis

	YTD 2024	YTD 2023	Change	Change

GEO Production [1,2]	305,761	271,906	33,855	12.5%

GEO Sales [2]	267,193	239,027	28,166	11.8%

Average price per GEO sold [2]	$2,230	$2,006	$224	11.2%

Revenue	$595,870	$479,437	$116,433	24.3%

Cost of sales, excluding depletion	$115,562	$110,606	$(4,956)	(4.5)%

Depletion	122,541	99,473	(23,068)	(23.2)%

Cost of Sales	$238,103	$210,079	$(28,024)	(13.3)%

Gross Margin	$357,767	$269,358	$88,409	32.8%

General and administrative expenses	20,705	20,315	(390)	(1.9)%

Share based compensation	7,522	11,881	4,359	36.7%

Donations and community investments	2,273	3,318	1,045	31.5%

Earnings from Operations	$327,267	$233,844	$93,423	40.0%

Gain on disposal of mineral stream interests	-	5,027	(5,027)	(100.0)%

Other income (expense)	12,317	16,254	(3,937)	(24.2)%

Earnings before finance costs and income taxes	$339,584	$255,125	$84,459	33.1%

Finance costs	2,741	2,731	(10)	(0.4)%

Earnings before income taxes	$336,843	$252,394	$84,449	33.5%

Income tax expense (recovery)	50,485	(445)	(50,930)	(11,444.9)%

Net earnings	$286,358	$252,839	$33,519	13.3%

1)

Quantity produced represents the amount of gold, silver, palladium and cobalt contained in concentrate or doré prior to smelting or refining deductions. Production figures are based on information provided by the operators of the mining operations to which the mineral stream interests relate or management estimates in those situations where other information is not available. Certain production figures may be updated in future periods as additional information is received.

2)

GEOs, which are provided to assist the reader, are based on the following commodity price assumptions: $2,000 per ounce gold; $23.00 per ounce silver; $1,000 per ounce palladium; and $13.00 per pound cobalt; consistent with those used in estimating the Company’s production guidance for 2024.

WHEATON PRECIOUS METALS 2024 SECOND QUARTER REPORT - MANAGEMENT DISCUSSION & ANALYSIS [23]

GEO Production

For the six months ended June 30, 2024, attributable GEO production was 305,800 ounces, with the 33,900 ounce increase from the comparable period in 2023 being primarily attributable to the following factors:

●

26,400 ounce or 27% increase from Salobo, with production from the third concentrator line commencing at the end of 2022 and achieving the initial completion test of 32 Mtpa in Q4 2023, partially offset by lower grades. From a throughput perspective, the three 12 mtpa lines operated at approximately 79% of capacity during 2024 as compared to approximately 61% during 2023;

●	12,500 ounce or 28% increase from Peñasquito (1,087,000 silver ounces), primarily due to higher grades; and

●

7,000 ounce or 27% increase from Constancia (comprised of 5,600 gold ounces and 119,000 silver ounces), primarily due to an increase in grades attributable to the mining of the high-grade zones of the Pampacancha deposit; partially offset by

●	7,300 ounce or 33% decrease from San Dimas, primarily due to lower throughput and grades; and

●

6,400 ounce or 16% decrease from the Other mines (comprised of 4,200 gold ounces and 184,000 silver ounces), primarily due to the closure of the Minto mine in May 2023 and the temporary suspension of attributable production from Aljustrel, partially offset by higher production at Zinkgruvan.

WHEATON PRECIOUS METALS 2024 SECOND QUARTER REPORT - MANAGEMENT DISCUSSION & ANALYSIS [24]

Net Earnings

For the six months ended June 30, 2024, net earnings amounted to $286 million, with the $34 million increase relative to the comparable period of the prior year being attributable to the following factors:

Net earnings for the six months ended June 30, 2023		$252,839
Variance in gross margin
Variance in revenue due to:
Payable gold production	$37,870
Payable silver production	21,496
Payable palladium production	1,617
Payable cobalt production	2,961
Total payable production		$63,944
Changes in inventory and PBND		(8,209)
Prices realized per ounce sold		60,698

Total increase to revenue		$116,433
Variance in cost of sales due to:
GEO payable production volume		$(29,668)
GEO payable production mix differences		9,917
Changes in inventory and PBND		4,852
Cash cost per ounce		(1,542)
Depletion per ounce		(11,583)

Total increase to cost of sales		$(28,024)
Total increase to gross margin		$88,409
Other variances
Gain on disposal of mineral stream interest (see page 26)		(5,027)
General and administrative expenses (see page 26)		(390)
Donations and community investment (see page 27)		1,045
Share based compensation (see page 27)		4,359
Other income / expense (see page 27)		(3,937)
Finance costs (see page 28)		(10)
Income taxes (see page 28)		(50,930)

Total increase in net earnings		$33,519

Net earnings for the six months ended June 30, 2024		$286,358

WHEATON PRECIOUS METALS 2024 SECOND QUARTER REPORT - MANAGEMENT DISCUSSION & ANALYSIS [25]

Gain on Disposal of Mineral Stream Interest

Goose

During the three months ended June 30, 2023, the Company reflected a gain on the partial buyback of 33% of the Goose PMPA by B2Gold of $5 million, calculated as follows:

(in thousands)

Proceeds received on 33% buyback of Goose	$46,400
Less: 33% carrying value	(41,373)

Gain on partial disposal of the Goose PMPA	$5,027

General and Administrative

	Three Months Ended June 30					Six Months Ended June 30

(in thousands)		2024		2023		2024		2023

Corporate
Salaries and benefits	$	3,734	$	3,593	$	7,698	$	7,454
Depreciation		228		268		446		556
Professional fees		540		909		1,034		1,423
Business travel		584		311		868		652
Director fees		252		248		541		581
Business taxes		254		139		601		713
Audit and regulatory		871		1,337		1,749		2,169
Insurance		354		519		851		1,057
Other		924		952		2,207		2,016
General and administrative - corporate	$	7,741	$	8,276	$	15,995	$	16,621

Subsidiaries
Salaries and benefits	$	1,349	$	1,156	$	2,750	$	2,317
Depreciation		119		115		238		218
Professional fees		474		189		665		260
Business travel		152		94		223		147
Director fees		52		52		115		103
Business taxes		55		65		127		139
Insurance		14		11		31		27
Other		285		258		561		483

General and administrative - subsidiaries	$	2,500	$	1,940	$	4,710	$	3,694

Consolidated general and administrative	$	10,241	$	10,216	$	20,705	$	20,315

WHEATON PRECIOUS METALS 2024 SECOND QUARTER REPORT - MANAGEMENT DISCUSSION & ANALYSIS [26]

Share Based Compensation

	Three Months Ended June 30		Six Months Ended June 30

(in thousands)	2024	2023	2024	2023

Equity settled share based compensation [1]

Stock options	$698	$724	$1,372	$1,355

Restricted share units	957	1,135	1,881	2,047

Cash settled share based compensation PSUs	4,586	2,625	4,269	8,479

Total share based compensation	$6,241	$4,484	$7,522	$11,881

1)  Equity settled share based compensation is a non-cash expense.

For the three months ended June 30, 2024, share based compensation increased by $2 million relative to the comparable period in the previous year, while for the six months ended June 30, 2024, share based compensation decreased by $4 million relative to the comparable period in the previous year. The relative changes year over year are primarily due to differences in accrued costs associated with the Company’s performance share units (“PSUs”).

Donations and Community Investments

	Three Months Ended June 30		Six Months Ended June 30

(in thousands)	2024	2023	2024	2023

Local donations and community investments [1]	$407	$407	$1,096	$942

Partner donations and community investments [2]	296	1,533	1,177	2,376

Total donations and community investments	$703	$1,940	$2,273	$3,318

1)	The Local Community Investment Program supports organizations in Vancouver and the Cayman Islands, where Wheaton’s offices are located.
2)	The Partner Community Investment Program supports the communities influenced by Mining Partners’ operations.

Other Income (Expense)

	Three Months Ended June 30		Six Months Ended June 30

(in thousands)	2024	2023	2024	2023

Interest income	$4,396	$8,181	$10,134	$15,111

Dividend income	481	700	1,181	917

Foreign exchange gain (loss)	48	(202)	622	71

Gain (loss) on fair value adjustment of share purchase warrants held	197	(280)	380	(105)

Other	-	293	-	260

Total other income (expense)	$5,122	$8,692	$12,317	$16,254

Interest Income

For the three months ended June 30, 2024, interest income decreased by $4 million, a result of the average cash balance during the period decreasing from approximately $691 million to approximately $331 million, partially offset by an increase in the rates of interest earned of approximately 0.5%.

For the six months ended June 30, 2024, interest income decreased by $5 million, a result of the average cash balance during the period decreasing from approximately $680 million to approximately $381 million, partially offset by an increase in the rates of interest earned of approximately 1%.

WHEATON PRECIOUS METALS 2024 SECOND QUARTER REPORT - MANAGEMENT DISCUSSION & ANALYSIS [27]

Finance Costs

	Three Months Ended June 30		Six Months Ended June 30

(in thousands)	2024	2023	2024	2023

Costs related to undrawn credit facilities	$1,340	$1,272	$2,677	$2,589

Interest expense - lease liabilities	72	36	145	53

Letter of guarantee	(113)	44	(81)	89

Total finance costs	$1,299	$1,352	$2,741	$2,731

Income Tax Expense (Recovery)

Income tax recognized in net earnings is comprised of the following:

	Three Months Ended June 30		Six Months Ended June 30

(in thousands)	2024	2023	2024	2023

Current income tax expense (recovery)	$(2,868)	$80	$(2,809)	$(2,560)

Global minimum income tax expense	50,510	-	50,510	-

Total current income tax expense (recovery)	$47,642	$80	$47,701	$(2,560)

Deferred income tax expense (recovery) related to:

Origination and reversal of temporary differences	$4,271	$1,701	$4,495	$3,061

Write down (reversal of write down) or recognition of prior period temporary differences	(1,400)	4,354	(1,711)	(946)

Total deferred income tax expense	$2,871	$6,055	$2,784	$2,115

Total income tax expense (recovery) recognized in net earnings	$50,513	$6,135	$50,485	$(445)

On June 20, 2024, Canada’s Global Minimum Tax Act (“GMTA”), received royal assent. The GMTA enacts the OECD Pillar Two model rules (“Pillar Two”) where in scope companies will be subject to a 15% global minimum tax (GMT) for fiscal years commencing on or after December 31, 2023. With the enactment of the GMTA on June 20, 2024, the income of the Company’s Cayman Island subsidiaries, who have a statutory tax rate of 0%, are subject to the GMTA and an amount of $51 million current tax expense associated with GMT was recorded for the period from January 1, 2024 to June 30, 2024. GMT accrued to December 31, 2024 is payable on or before June 30, 2026 (18 months following year-end).

To date, the government of the Cayman Islands has indicated that they do not intend to enact Pillar Two Legislation.

For the three months ended June 30, 2024, the Company reflected:

●	a current income tax expense of $51 million related to GMT (see above);
●

a current income tax recovery of $3 million in net earnings which partially offsets a current income tax expense reflected in the statement of OCI of $4 million which was the result of the disposition of the Company’s investment in Hecla Mining Company (see page 12 of this MD&A); and

●

a deferred income tax expense of $3 million in net earnings, which offsets a deferred income tax recovery in the statement of OCI of $3 million, resulting from the derecognition of unrealized gains on Hecla Mining Company shares disposed of during the period, partially offset by an increase in unrealized gains on other long-term investments in equity instruments.

For the three months ended June 30, 2023, the Company reflected:

●

a current income tax recovery of $3 million in net earnings, which reflects the carryback of a loss for tax purposes to the 2022 tax year to offset taxable income resulting from the disposition of the Keno Hill PMPA; and

●

a deferred income tax expense of $6 million in net earnings, which offsets a deferred income tax recovery in the statement of OCI of $6 million resulting from the decrease in unrealized gains on long-term investments in equity instruments.

WHEATON PRECIOUS METALS 2024 SECOND QUARTER REPORT - MANAGEMENT DISCUSSION & ANALYSIS [28]

The movement in current income taxes payable for the six months ended June 30, 2024 is as follows:

(in thousands)	Current Taxes (Payable) Receivable

Current taxes receivable - December 31, 2023	$5,935

Current income tax recovery - income statement	2,809

Global minimum income tax expense	(50,510)

Current income tax expense - statement of OCI	(4,190)

Income taxes paid	191

Foreign exchange adjustments	(201)

Current taxes payable - June 30, 2024	$(45,966)

Comprised of:

Current income taxes receivable	$4,544

Non-current global minimum income tax payable	(50,510)

Current taxes payable - June 30, 2024	$(45,966)

Liquidity and Capital Resources1

As at June 30, 2024, the Company had cash and cash equivalents of $540 million (December 31, 2023 - $547 million) and no debt outstanding under its Revolving Facility (December 31, 2023 - $NIL).

In the opinion of management, the $540 million of cash and cash equivalents as at June 30, 2024, combined with the liquidity provided by the available credit under the $2 billion Revolving Facility and ongoing operating cash flows positions the Company well to fund all outstanding commitments, as detailed on pages 33 through 35 of this MD&A, as well as providing flexibility to acquire additional accretive mineral stream interests.

[1]

Statements made in this section contain forward-looking information with respect to funding outstanding commitments and continuing to acquire accretive mineral stream interests and readers are cautioned that actual outcomes may vary. Please see “Cautionary Note Regarding Forward-Looking Statements” for material risks, assumptions and important disclosure associated with this information.

WHEATON PRECIOUS METALS 2024 SECOND QUARTER REPORT - MANAGEMENT DISCUSSION & ANALYSIS [29]

A summary of the Company’s cash flow activity is as follows:

Three Months Ended June 30, 2024

Cash Flows From Operating Activities

During the three months ended June 30, 2024, the Company generated operating cash flows of $234 million, with the $32 million increase relative to the comparable period of the prior year being attributable to the following factors:

Operating cash inflow for the three months ended June 30, 2023	$202,376

Variance attributable to revenue (see page 20):	$34,092

Changes in accounts receivable	(6,092)

Total increase to cash inflows attributable to sales	$28,000

Variance attributable to cost of sales, excluding depletion:

Sales volume	$2,468

Sales mix differences	3,512

Cost per ounce	(1,345)

Changes in working capital, excluding accounts receivable	929

Total decrease to cash outflows attributable to cost of sales	$5,564

Total increase to net cash inflows attributable to gross margin	$33,564

Other variances:

General and administrative	582

Donation and community investment	1,124

Finance costs	(58)

Income taxes	913

Other	(4,108)

Total increase to net cash inflows	$32,017

Operating cash inflow for the three months ended June 30, 2024	$234,393

Other Variance

The decrease to cash inflows relative to Other during the period was due to amounts of interest earned on the Company’s cash balances, as explained on page 27 of this MD&A. The Company invests surplus cash in short-term, high credit quality, money market instruments.

Cash Flows From Financing Activities

During the three months ended June 30, 2024, the Company had net cash outflows from financing activities of $132 million, as compared to $131 million for the comparable period of the previous year, with the major sources (uses) of cash flows being as follows:

	Three Months Ended June 30

(in thousands)	2024	2023

Credit facility extension fees	$(925)	$(846)

Share purchase options exercised	8,348	1,134

Lease payments	(147)	(177)

Dividends paid [1]	(139,124)	(131,091)

Cash used for financing activities	$(131,848)	$(130,980)

1)	Dividends paid during the quarter reflects two quarterly dividend payments.

WHEATON PRECIOUS METALS 2024 SECOND QUARTER REPORT - MANAGEMENT DISCUSSION & ANALYSIS [30]

Cash Flows From Investing Activities

During the three months ended June 30, 2024, the Company had net cash inflows from investing activities of $132 million, as compared to net cash outflows of $42 million during the comparable period of the previous year, with the major sources (uses) of cash flow being as follows:

	Three Months Ended June 30
(in thousands)	2024	2023

Payments for the acquisition of new PMPAs [1]:
Cangrejos PMPA	$(10,200)	$(12,000)
Mineral Park PMPA	(25,000)	-
Goose PMPA	-	(31,250)
Blackwater Gold PMPA	-	(10,000)
Blackwater Silver PMPA	-	(35,200)
	$ (35,200)	$ (88,450)
Net proceeds on disposition of PMPA
Goose PMPA	-	46,400
Proceeds on disposal of long-term equity investments	177,088	-
Payments for the acquisition of new royalty agreements:
Mt Todd Royalty	(10,000)	-
Other	(195)	(381)

Total cash (used for) generated from investing activities	$131,693	$(42,431)

1)	Excludes closing costs.

Six Months Ended June 30, 2024

Cash Flows From Operating Activities

During the six months ended June 30, 2024, the Company generated operating cash flows of $454 million, with the $116 million increase relative to the comparable period of the prior year being attributable to the following factors:

Operating cash inflow for the six months ended June 30, 2023	$337,482
Variance attributable to revenue (see page 25):	$116,433
Changes in accounts receivable	(2,482)
Total increase to cash inflows attributable to sales	$113,951
Variance attributable to cost of sales, excluding depletion:
Sales volume	$(13,627)
Sales mix differences	10,213
Cost per ounce	(1,542)
Changes in working capital, excluding accounts receivable	238
Total increase to cash outflows attributable to cost of sales	$(4,718)
Total increase to net cash inflows attributable to gross margin	$109,233
Other variances:
General and administrative	(1,536)
Donation and community investment	1,158
Share based compensation - PSUs	5,546
Finance costs	(116)
Income taxes	4,141
Other	(2,135)
Total increase to net cash inflows	$116,291
Operating cash inflow for the six months ended June 30, 2024	$453,773

WHEATON PRECIOUS METALS 2024 SECOND QUARTER REPORT - MANAGEMENT DISCUSSION & ANALYSIS [31]

Cash Flows From Financing Activities

During the six months ended June 30, 2024, the Company had net cash outflows from financing activities of $128 million, as compared to $122 million during the comparable period of the previous year, with the major sources (uses) of cash flow being as follows:

	Six Months Ended June 30

(in thousands)	2024	2023

Credit facility extension fees	$(925)	$(846)

Share purchase options exercised	12,164	10,510

Lease payments	(295)	(379)

Dividends paid	(139,124)	(131,091)

Cash used for financing activities	$(128,180)	$(121,806)

Cash Flows From Investing Activities

During the six months ended June 30, 2024, the Company had net cash outflows from investing activities of $332 million, as compared to $83 million during the comparable period of the previous year, with the major sources (uses) of cash flow being as follows:

	Six Months Ended June 30

(in thousands)	2024	2023

Payments for the acquisition of new PMPAs [1]:
Platreef PMPA	$(411,500)	$-
Kudz Ze Kayah PMPA	(38,500)	-
Curipamba PMPA	(100)	-
Cangrejos PMPA	(10,200)	(12,000)
Mineral Park PMPA	(25,000)	-
Panoro early deposit PMPA	-	(750)
Goose PMPA	-	(62,500)
Blackwater Gold PMPA	-	(10,000)
Blackwater Silver PMPA	-	(35,200)
	$(485,300)	$(120,450)

Net proceeds on disposition of PMPA
Goose PMPA	-	46,400
Acquisition of long-term equity investments	(751)	(8,175)
Proceeds on disposal of long-term equity investments	177,088	-
Payments for the acquisition of new Royalty Agreement:
DeLamar Royalty	(4,875)	-
Mt Todd Royalty	(17,000)	-
Other	(965)	(1,185)
Total cash used for investing activities	$(331,803)	$(83,410)

1)	Excludes closing costs.

WHEATON PRECIOUS METALS 2024 SECOND QUARTER REPORT - MANAGEMENT DISCUSSION & ANALYSIS [32]

Contractual Obligations and Contingencies1

Mineral Stream Interests

The following tables summarize the Company’s commitments to make per-ounce or per pound cash payments for gold, silver, palladium, platinum and cobalt to which it has the contractual right pursuant to the PMPAs:

Per Ounce Cash Payment for Gold

Mineral Stream Interests	Attributable Payable Production to be Purchased	Per Ounce Cash Payment [1]	Term of Agreement		Date of Original Contract
Constancia	50%	$420 [2]	Life of Mine		8-Aug-12
Salobo	75%	$425	Life of Mine		28-Feb-13
Sudbury	70%	$400	20 years		28-Feb-13
San Dimas	variable [3]	$637	Life of Mine		10-May-18
Stillwater	100%	18% [4]	Life of Mine		16-Jul-18
Marathon	100% [5]	18% [4]	Life of Mine		26-Jan-22
Other
Minto	100% [6]	50% [6]	Life of Mine		20-Nov-08
Copper World	100%	$450	Life of Mine		10-Feb-10
Marmato	10.5% [5]	18% [4]	Life of Mine		5-Nov-20
Santo Domingo	100% [5]	18% [4]	Life of Mine		24-Mar-21
Fenix	6% [5]	18% [4]	Life of Mine		15-Nov-21
Blackwater	8% [5]	35%	Life of Mine		13-Dec-21
Curipamba	50% [5]	18% [4]	Life of Mine		17-Jan-22
Goose	2.78% [5]	18% [4]	Life of Mine		8-Feb-22
Cangrejos	6.6% [5]	18% [4]	Life of Mine		16-May-23
Platreef	62.5% [5]	$100 [5]	Life of Mine	[5]	7-Dec-21	[8]
Curraghinalt	3.05% [5]	18% [4]	Life of Mine		15-Nov-23
Kudz Ze Kayah	6.875% [7]	20%	Life of Mine		22-Dec-21	[8]
Early Deposit
Toroparu	10%	$400	Life of Mine		11-Nov-13
Cotabambas	25% [5]	$450	Life of Mine		21-Mar-16
Kutcho	100%	20%	Life of Mine		14-Dec-17

1)

The production payment is measured as either a fixed amount per ounce of gold delivered, or as a percentage of the spot price of gold on the date of delivery. Contracts where the payment is a fixed amount per ounce of gold delivered are subject to an annual inflationary increase, with the exception of Sudbury. Additionally, should the prevailing market price for gold be lower than this fixed amount, the per ounce cash payment will be reduced to the prevailing market price, subject to an annual inflationary factor.

2)	Subject to an increase to $550 per ounce of gold after the initial 40-year term.
3)

Under the terms of the San Dimas PMPA, the Company is entitled to an amount equal to 25% of the payable gold production plus an additional amount of gold equal to 25% of the payable silver production converted to gold at a fixed gold to silver exchange ratio of 70:1 from the San Dimas mine. If the average gold to silver price ratio decreases to less than 50:1 or increases to more than 90:1 for a period of 6 months or more, then the “70” shall be revised to “50” or “90”, as the case may be, until such time as the average gold to silver price ratio is between 50:1 to 90:1 for a period of 6 months or more in which event the “70” shall be reinstated. Currently, the fixed gold to silver exchange ratio is 70:1.

4)	To be increased to 22% once the market value of all metals delivered to Wheaton, net of the per ounce cash payment, exceeds the initial upfront cash deposit.
5)	Under certain PMPAs, the Company’s attributable gold percentage will be reduced once certain thresholds are achieved:
a.	Marathon – reduced to 67% once the Company has received 150,000 ounces of gold.
b.	Marmato – reduced to 5.25% once Wheaton has received 310,000 ounces of gold.
c.	Santo Domingo – reduced to 67% once the Company has received 285,000 ounces of gold.
d.	Fenix – reduced to 4% once the Company has received 90,000 ounces of gold, with a further reduction to 3.5% once the Company has received 140,000 ounces.
e.	Blackwater – reduced to 4% once the Company has received 464,000 ounces of gold.
f.	Curipamba – reduced to 33% once the Company has received 145,000 ounces of gold.
g.	Goose – reduced to 1.44% once the Company has received 87,100 ounces of gold, with a further reduction to 1% once the Company has received 134,000 ounces.
h.	Cangrejos – reduced to 4.4% once the Company has received 700,000 ounces of gold.
i.

Platreef - reduced to 50% once the Company has received 218,750 ounces of gold, with a further reduction to 3.125% once the Company has received 428,300 ounces, at which point the per ounce cash payment increases to 80% of the spot price of gold. If certain thresholds are met, including if production through the Platreef project concentrator achieves 5.5 Mtpa, the 3.125% residual gold stream will terminate.

j.	Curraghinalt – reduced to 1.5% once the Company has received 125,000 ounces of gold.
k.	Cotabambas – reduced to 16.67% once the Company has received 90 million silver equivalent ounces.
6)

The Company is committed to acquire 100% of the first 30,000 ounces of gold produced per annum and 50% thereafter. On May 13, 2023, Minto Metals Corp., announced the suspension of operations at the Minto mine.

7)

Under the Kudz Ze Kayah PMPA, the Company will be entitled to purchase staged percentages of produced gold ranging from 6.875% to 7.375% until 330,000 ounces of gold are produced and delivered, thereafter reducing to a range of 5.625% to 6.125% until a further 59,800 ounces of gold are produced and delivered, further reducing to a range of 5% to 5.5% until a further 270,200 ounces of gold are produced and delivered for a total of 660,000 ounces of gold thereafter ranging between 6.25% and 6.75%.

8)	On February 27, 2024, the Company closed the Orion Purchase Agreement to acquire the Platreef and Kudz Ze Kayah PMPAs.

[1]

Statements made in this section contain forward-looking information and readers are cautioned that actual outcomes may vary. Please see “Cautionary Note Regarding Forward-Looking Statements” for material risks, assumptions and important disclosure associated with this information.

WHEATON PRECIOUS METALS 2024 SECOND QUARTER REPORT - MANAGEMENT DISCUSSION & ANALYSIS [33]

Per Ounce Cash Payment for Silver

Mineral Stream Interests	Attributable Payable Production to be Purchased	Per Ounce Cash Payment [1]		Term of Agreement	Date of Original Contract
Peñasquito	25%	$4.50		Life of Mine	24-Jul-07
Constancia	100%	$6.20	[2]	Life of Mine	8-Aug-12
Antamina	33.75%	20%		Life of Mine	3-Nov-15
Other
Los Filos	100%	$4.68		25 years	15-Oct-04
Zinkgruvan	100%	$4.68		Life of Mine	8-Dec-04
Stratoni	100%	$11.54		Life of Mine	23-Apr-07
Neves-Corvo	100%	$4.50		50 years	5-Jun-07
Aljustrel	100% [3]	50%		50 years	5-Jun-07
Minto	100% [4]	$4.39		Life of Mine	20-Nov-08
Pascua-Lama	25%	$3.90		Life of Mine	8-Sep-09
Copper World	100%	$3.90		Life of Mine	10-Feb-10
Loma de La Plata	12.5%	$4.00		Life of Mine	n/a	[5]
Marmato	100% [6]	18%	[7]	Life of Mine	5-Nov-20
Cozamin	50% [6]	10%		Life of Mine	11-Dec-20
Blackwater	50% [6]	18%	[7]	Life of Mine	13-Dec-21
Curipamba	75%	18%	[7]	Life of Mine	17-Jan-22
Mineral Park	100%	18%	[7]	Life of Mine	24-Oct-23
Kudz Ze Kayah	6.875 [8]	20%		Life of Mine	22-Dec-21	[9]
Early Deposit
Toroparu	50%	$3.90		Life of Mine	11-Nov-13
Cotabambas	100% [6]	$5.90		Life of Mine	21-Mar-16
Kutcho	100%	20%		Life of Mine	14-Dec-17

1)

The production payment is measured as either a fixed amount per unit of silver delivered, or as a percentage of the spot price of silver on the date of delivery. Contracts where the payment is a fixed amount per ounce of silver delivered are subject to an annual inflationary increase, with the exception of Loma de La Plata. Additionally, should the prevailing market price for silver be lower than this fixed amount, the per ounce cash payment will be reduced to the prevailing market price, subject to an annual inflationary factor.

2)	Subject to an increase to $9.90 per ounce of silver after the initial 40-year term.
3)

Wheaton only has the rights to silver contained in concentrate containing less than 15% copper at the Aljustrel mine. On September 12, 2023, it was announced that the production of the zinc and lead concentrates at the Aljustrel mine will be halted from September 24, 2023 until the second quarter of 2025.

4)	On May 13, 2023, Minto Metals Corp. announced the suspension of operations at the Minto mine.
5)	Terms of the agreement not yet finalized.
6)	Under certain PMPAs, the Company’s attributable silver percentage will be reduced once certain thresholds are achieved:
a.	Marmato – reduced to 50% once the Company has received 2.15 million ounces of silver.
b.	Cozamin – reduced to 33% once the Company has received 10 million ounces of silver.
c.	Blackwater – reduced to 33% once the Company has received 17.8 million ounces of silver.
d.	Cotabambas – reduced to 66.67% once the Company has received 90 million silver equivalent ounces.
7)	To be increased to 22% once the total market value of all metals delivered to the Company, net of the per ounce cash payment, exceeds the initial upfront cash deposit.
8)

Under the Kudz Ze Kayah PMPA, the Company will be entitled to purchase: staged percentages of produced silver ranging from 6.875% to 7.375% until 43.30 million ounces of silver are produced and delivered, thereafter reducing to a range of 5.625% to 6.125% until a further 7.96 million ounces of silver are produced and delivered, further reducing to a range of 5% to 5.5% until a further 35.34 million ounces of silver are produced and delivered for a total of 86.6 million ounces of silver and thereafter ranging between 6.25% and 6.75%.

9)	On February 27, 2024, the Company closed the Orion Purchase Agreement to acquire the Platreef and Kudz Ze Kayah PMPAs.

WHEATON PRECIOUS METALS 2024 SECOND QUARTER REPORT - MANAGEMENT DISCUSSION & ANALYSIS [34]

Per Ounce Cash Payment for Palladium and Platinum and Per Pound for Cobalt

Mineral Stream Interests	Attributable Payable Production to be Purchased	Per Unit of Measurement Cash Payment [1]	Term of Agreement	Date of Original Contract

Palladium
Stillwater	4.5% [2]	18% [3]	Life of Mine	16-Jul-18
Platreef	5.25% [2]	30% [2]	Life of Mine [2]	7-Dec-21	[4]

Platinum
Marathon	22% [2]	18% [3]	Life of Mine	26-Jan-22
Platreef	5.25% [2]	30% [2]	Life of Mine [2]	7-Dec-21	[4]

Cobalt
Voisey’s Bay	42.4% [2]	18% [3]	Life of Mine	11-Jun-18

1)	The production payment is measured as either a fixed amount per unit of metal delivered, or as a percentage of the spot price of the underlying metal on the date of delivery.
2)	Under certain PMPAs, the Company’s attributable metal percentage will be reduced once certain thresholds are achieved:
a.	Stillwater – reduced to 2.25% once the Company has received 375,000 ounces of palladium, with a further reduction to 1% once the Company has received 550,000 ounces.
b.

Platreef – reduced to 3% once the Company has received 350,000 ounces of combined palladium and platinum, with a further reduction to 0.1% once the Company has received a combined 485,115 ounces, at which point the per ounce cash payment increases to 80% of the spot price of palladium and platinum. If certain thresholds are met, including if production through the Platreef project concentrator achieves 5.5 Mtpa, the 0.1% residual palladium and platinum stream will terminate.

c.	Marathon – reduced to 15% once the Company has received 120,000 ounces of platinum.
d.	Voisey’s Bay – reduced to 21.2% once the Company has received 31 million pounds of cobalt.
3)	To be increased to 22% once the market value of all metals delivered to Wheaton, net of the per unit cash payment, exceeds the initial upfront cash deposit.
4)	On February 27, 2024, the Company closed the Orion Purchase Agreement to acquire the Platreef and Kudz Ze Kayah PMPAs.

Other Contractual Obligations and Contingencies

		Projected Payment Dates [1]

(in thousands)		2024		2025 - 2026		2027 - 2028		After 2028		Total

Payments for mineral stream interests & royalty
Salobo [2]	$	163,000	$	-	$	16,000	$	64,000	$	243,000
Copper World [3]		-		131,429		99,721		-		231,150
Marmato		40,016		81,984		-		-		122,000
Santo Domingo		-		162,500		97,500		-		260,000
Fenix Gold		25,000		-		-		-		25,000
Curipamba		250		162,000		-		-		162,250
Marathon		-		146,124		-		-		146,124
Cangrejos		9,100		126,000		126,000		-		261,100
Curraghinalt		-		55,000		-		-		55,000
Loma de La Plata		-		-		-		32,400		32,400
Mineral Park		90,000		-		-		-		90,000
Kudz Ze Kayah		5,000		-		-		-		5,000
DeLamar Royalty		4,875		-		-		-		4,875

Payments for early deposit mineral stream interest
Cotabambas		-		-		-		126,000		126,000
Toroparu		-		-		-		138,000		138,000
Kutcho		-		-		-		58,000		58,000

Leases liabilities		440		1,170		1,293		4,608		7,511

Total contractual obligations	$	337,681	$	866,207	$	340,514	$	423,008	$	1,967,410

1)	Projected payment date based on management estimate. Dates may be updated in the future as additional information is received.
2)	As more fully explained below, the expansion payment relative to the Salobo III expansion project is dependent on the timing and size of the throughput expansion.
3)	Figure includes contingent transaction costs of $1 million.

WHEATON PRECIOUS METALS 2024 SECOND QUARTER REPORT - MANAGEMENT DISCUSSION & ANALYSIS [35]

Salobo

The Salobo mine historically had a mill throughput capacity of 24 Mtpa and is currently ramping up to full capacity of 36 Mtpa, expected in the fourth quarter of 2024. On November 21, 2023, the Company and Vale jointly announced the successful completion of the throughput test for the first phase of the Salobo III expansion project, with the Salobo complex exceeding an average throughput of 32 Mtpa over a 90-day period. As a result, Wheaton paid Vale $370 million on December 1, 2023, representing the amount due for completion of the first phase of the Salobo III expansion project.

The remaining balance of the expansion payment is dependent on the timing of completion and will be triggered once Vale expands actual throughput above 35 Mtpa for a period of 90 days. If actual throughput is expanded above 35 Mtpa by January 1, 2031, Wheaton will be required to make additional payments to Vale based on the size of the expansion and the timing of completion. The set payments range from a total of $52 million if throughput is expanded beyond 35 Mtpa by January 1, 2031, to up to $163 million if throughput is expanded beyond 35 Mtpa by January 1, 2025.

In addition, Wheaton will be required to make annual payments of between $5.1 million to $8.5 million for a 10-year period following payment of the expansion payments if the Salobo mine implements a high-grade mine plan, with payments to be made for each year the high-grade plan is achieved.

Copper World Complex

The Company is committed to pay Hudbay total upfront cash payments of $230 million in two installments, with the first $50 million being advanced upon Hudbay’s receipt of permitting for the Copper World Complex and other customary conditions and the balance of $180 million being advanced once project costs incurred on the Copper World Complex exceed $98 million and certain other customary conditions. Under the Copper World Complex PMPA, the Company is permitted to elect to pay the deposit in cash or the delivery of common shares. Additionally, the Company will be entitled to certain delay payments, including where construction ceases in any material respect, or if completion is not achieved within agreed upon timelines.

Marmato

Under the terms of the Marmato PMPA, the Company is committed to pay Aris Mining additional upfront cash payments of $122 million, payable during the construction of the Marmato Lower Mine development portion of the Marmato mine, subject to customary conditions.

Santo Domingo

Under the terms of the Santo Domingo PMPA, the Company is committed to pay Capstone Copper Corp., (“Capstone”) additional upfront cash payments of $260 million, which is payable during the construction of the Santo Domingo project, subject to customary conditions being satisfied, including Capstone attaining sufficient financing to cover total expected capital expenditures.

Fenix

Under the terms of the Fenix PMPA, the Company is committed to pay Rio2 additional upfront cash payments of $25 million, payable subject to certain customary conditions.

Curipamba

Under the terms of the Curipamba PMPA, the Company is committed to pay additional upfront cash payments of $162.2 million, which includes $250,000 which will be paid to support certain local community development initiatives around the Curipamba Project. The payments will be payable in four staged installments during construction, subject to various customary conditions being satisfied.

Marathon

Under the terms of the Marathon PMPA, the Company is committed to pay additional upfront cash payments of $146 million (Cdn$200 million), which is to be paid in four staged installments during construction of the Marathon project, subject to various customary conditions being satisfied.

Cangrejos

Under the terms of the Cangrejos PMPA, which had a closing date of May 16, 2023 and amended on May 31, 2024, the Company is committed to pay additional upfront consideration of $261 million. Of this amount, $6 million is payable on December 2, 2024, $3 million can be drawn upon for committed acquisition of surface rights and the remainder is to be paid in four staged equal installments during construction of the mine, subject to various customary conditions being satisfied.

Curraghinalt

Under the terms of the Curraghinalt PMPA, the Company is committed to pay additional upfront cash payments of $55 million to be paid to an affiliate of Dalradian Gold during construction of the Curraghinalt project.

WHEATON PRECIOUS METALS 2024 SECOND QUARTER REPORT - MANAGEMENT DISCUSSION & ANALYSIS [36]

Loma de La Plata

Under the terms of the Loma de La Plata PMPA, the Company is committed to pay Pan American Silver Corp., (“PAAS”) total upfront cash payments of $32 million following the satisfaction of certain conditions, including PAAS receiving all necessary permits to proceed with the mine construction and the Company finalizing the definitive terms of the PMPA.

Mineral Park

Under the terms of the Mineral Park PMPA, the Company is committed to pay additional upfront cash payments of $90 million in three payments during construction through two installments of $25 million and a final installment of $40 million.

The Company has also entered into a loan agreement to provide a secured debt facility of up to $25 million to Origin Mining Company, LLC, the Mineral Park owner and affiliate of Waterton Copper, to help support the mine construction if necessary, once the full upfront consideration under the stream has been paid.

Kudz Ze Kayah

Under the terms of the Kudz Ze Kayah PMPA (“KZK”), an additional $5 million contingency payment is due to Orion if the KZK project achieves certain milestones.

DeLamar Royalty

Under the terms of the royalty agreement with Integra, the Company is committed to pay additional upfront cash payment of $5 million to advance DeLamar project. The payment was made on July 8, 2024.

Cotabambas

Under the terms of the Cotabambas Early Deposit Agreement, the Company is committed to pay Panoro additional upfront cash payments of $126 million. Following the delivery of a bankable definitive feasibility study, environmental study and impact assessment, and other related documents (collectively, the “Cotabambas Feasibility Documentation”), and receipt of permits and construction commencing, the Company may then advance the remaining deposit or elect to terminate the Cotabambas Early Deposit Agreement. If the Company elects to terminate, the Company will be entitled to a return of the portion of the amounts advanced less $2 million payable upon certain triggering events occurring.

Toroparu

Under the terms of the Toroparu Early Deposit Agreement, the Company is committed to pay a subsidiary of Aris Mining an additional $138 million, payable on an installment basis to partially fund construction of the mine. Aris Mining is to deliver certain feasibility documentation. Prior to the delivery of this feasibility documentation, Wheaton may elect to (i) not proceed with the agreement or (ii) not pay the balance of the upfront consideration and reduce the gold stream percentage from 10% to 0.909% and the silver stream percentage from 50% to nil. If option (i) is chosen, Wheaton will be entitled to a return of the amounts advanced less $2 million. If Wheaton elects option (ii), Aris Mining may elect to terminate the agreement and Wheaton will be entitled to a return of the amount of the deposit already advanced less $2 million.

Kutcho

Under the terms of the Kutcho Early Deposit Agreement, the Company is committed to pay Kutcho additional upfront cash payments of $58 million, which will be advanced on an installment basis to partially fund construction of the mine once certain conditions have been satisfied.

Taxes - Canada Revenue Agency – 2013 to 2016 Taxation Years - Domestic Reassessments 1

The Company received Notices of Reassessment in 2018, 2019, and 2022 for the 2013 to 2016 taxation years in which the Canada Revenue Agency (“CRA”) is seeking to change the timing of the deduction of upfront payments with respect to the Company’s PMPAs relating to Canadian mining assets, so that the cost of precious metal acquired under these Canadian PMPAs is equal to the cash cost paid on delivery plus an amortized amount of the upfront payment determined on a units-of-production basis over the estimated recoverable reserves, and where applicable, resources and exploration potential at the respective mine (the “Domestic Reassessments”).

In total, the Company expects the Domestic Reassessments to have assessed tax, interest and other penalties of approximately $2 million.

Management believes the Company’s position, as reflected in its filed Canadian income tax returns and consistent with the terms of the PMPAs, that the cost of the precious metal acquired under the Canadian PMPAs is equal to the

[1]

The assessment by management of the expected impact of the Domestic Reassessments on the Company is “forward-looking information”. Please see “Cautionary Note Regarding Forward-Looking Statements” in the MD&A for material risks, assumptions and important disclosure associated with this information.

WHEATON PRECIOUS METALS 2024 SECOND QUARTER REPORT - MANAGEMENT DISCUSSION & ANALYSIS [37]

market value while a deposit is outstanding, and the cash cost thereafter, is correct. The Company has filed Notices of Objection and paid 50% of the disputed amounts in order to challenge the Domestic Reassessments.

Tax Contingencies

Due to the size, complexity and nature of the Company’s operations, various legal and tax matters are outstanding from time to time, including audits and disputes.

Under the terms of the settlement with the CRA of the transfer pricing dispute relating to the 2005 to 2010 taxation years (the “CRA Settlement”), income earned outside of Canada by the Company’s foreign subsidiaries will not be subject to tax in Canada under transfer pricing rules. The CRA Settlement principles apply to all taxation years after 2010 subject to there being no material change in facts or change in law or jurisprudence. The CRA is not restricted under the terms of the CRA Settlement from issuing reassessments on some basis other than transfer pricing which could result in some or all of the income of the Company’s foreign subsidiaries being subject to tax in Canada.

It is not known or determinable by the Company when any ongoing audits by CRA of international and domestic transactions will be completed, or whether reassessments will be issued, or the basis, quantum or timing of any such potential reassessments, and it is therefore not practicable for the Company to estimate the financial effect, if any, of any ongoing audits.

From time to time there may also be proposed legislative changes to law or outstanding legal actions that may have an impact on the current or prior periods, the outcome, applicability and impact of which is also not known or determinable by the Company.

General

By their nature, contingencies will only be resolved when one or more future events occur or fail to occur. The assessment of contingencies inherently involves the exercise of significant judgment and estimates of the outcome of future events. If the Company is unable to resolve any of these matters favorably, there may be a material adverse impact on the Company’s financial performance, cash flows or results of operations. In the event that the Company’s estimate of the future resolution of any of the foregoing matters changes, the Company will recognize the effects of the change in its consolidated financial statements in the appropriate period relative to when such change occurs.

Share Capital

During the three months ended June 30, 2024, the Company received proceeds of $8 million from the exercise of 311,211 share purchase options at a weighted average exercise price of Cdn$36.79 per option (six months - $12 million from the exercise of 469,359 share purchase options at a weighted average exercise price of Cdn$35.58). During the three months ended June 30, 2023, the Company received proceeds of $1 million from the exercise of 32,611 share purchase options at a weighted average exercise price of Cdn$35.78 per option (six months - $10 million from the exercise of 430,247 share purchase options at a weighted average exercise price of Cdn$31.52.

During the three months ended June 30, 2024, the Company released 1,217 RSUs (six months - 69,494 RSUs). During the three months ended June 30, 2023, the Company released 60,155 RSUs (six months – 119,827 RSUs).

The Company has implemented a dividend reinvestment plan (“DRIP”) whereby shareholders can elect to have dividends reinvested directly into additional Wheaton common shares. During the six months ended June 30, 2024, there were 27,139 common shares issued under the DRIP, with all the shares being issued during the three months ended June 30, 2024. During the six months ended June 30, 2023, there were 100,732 common shares issued under the DRIP, with all the shares being issued during the three months ended June 30, 2023.

As of August 7, 2024, there were 453,635,246 outstanding common shares, 1,101,632 share purchase options and 336,929 restricted share units.

At the Market Equity Program

The Company has established an at-the-market equity program (the “ATM Program”) that allows the Company to issue up to $300 million worth of common shares from treasury (“Common Shares”) to the public from time to time at the Company’s discretion and subject to regulatory requirements. The ATM Program will be effective until the date that all Common Shares available for issue under the ATM Program have been issued or the ATM Program is terminated prior to such date by the Company or the agents.

Wheaton intends that the net proceeds from the ATM Program, if any, will be available as one potential source of funding for stream acquisitions and/or other general corporate purposes including the repayment of indebtedness. As at June 30, 2024 the Company has not issued any shares under the ATM program.

WHEATON PRECIOUS METALS 2024 SECOND QUARTER REPORT - MANAGEMENT DISCUSSION & ANALYSIS [38]

Financial Instruments

The Company owns equity interests in several companies as long-term investments (see page 12 of this MD&A) and therefore is inherently exposed to various risk factors including currency risk, market price risk and liquidity risk.

In order to mitigate the effect of short-term volatility in gold, silver and palladium prices, the Company will occasionally enter into forward contracts in relation to gold, silver and palladium deliveries that it is highly confident will occur within a given quarter. The Company does not hedge its long-term exposure to commodity prices. The Company has not used derivative financial instruments to manage the risks associated with its operations and therefore, in the normal course of business, it is inherently exposed to currency, interest rate and commodity price fluctuations.

New Accounting Standards Effective in 2024

Amendment to IAS 1- Presentation of Financial Statements

The amendments to IAS 1, clarify the presentation of liabilities. The classification of liabilities as current or non-current is based on contractual rights that are in existence at the end of the reporting period and is affected by expectations about whether an entity will exercise its right to defer settlement. A liability not due over the next twelve months is classified as non-current even if management intends or expects to settle the liability within twelve months. The amendment also introduces a definition of ‘settlement’ to make clear that settlement refers to the transfer of cash, equity instruments, other assets, or services to the counterparty. The amendment issued in October 2022 also clarifies how conditions with which an entity must comply within twelve months after the reporting period affect the classification of a liability. Covenants to be complied with after the reporting date do not affect the classification of debt as current or non-current at the reporting date. The amendments are effective for annual reporting periods beginning on or after January 1, 2024. The adoption of this amendment did not have a material impact on the Company’s financial statements.

Future Changes to Accounting Policies

IFRS 18 - Presentation and Disclosure in Financial Statements.

In April 2024, the IASB released IFRS 18 Presentation and Disclosure in Financial Statements. IFRS 18 replaces IAS 1 Presentation of Financial Statements while carrying forward many of the requirements in IAS 1. IFRS 18 introduces new requirements to: i) present specified categories and defined subtotals in the statement of earnings, ii) provide disclosures on management-defined performance measures (MPMs) in the notes to the financial statements, iii) improve aggregation and disaggregation. Some of the requirements in IAS 1 are moved to IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors and IFRS 7 Financial Instruments: Disclosures. The IASB also made minor amendments to IAS 7 Statement of Cash Flows and IAS 33 Earnings per Share in connection with the new standard. IFRS 18 requires retrospective application with specific transition provisions. The Company is required to apply IFRS 18 for annual reporting periods beginning on or after January 1, 2027 with early adoption permitted. The Company is currently evaluating the impact of IFRS 18 on its financial statements.

WHEATON PRECIOUS METALS 2024 SECOND QUARTER REPORT - MANAGEMENT DISCUSSION & ANALYSIS [39]

Non-IFRS Measures

Wheaton has included, throughout this document, certain non-IFRS performance measures, including (i) adjusted net earnings and adjusted net earnings per share; (ii) operating cash flow per share (basic and diluted); (iii) average cash costs of gold, silver and palladium on a per ounce basis and cobalt on a per pound basis; and (iv) cash operating margin.

These non-IFRS measures do not have any standardized meaning prescribed by IFRS, and other companies may calculate these measures differently. The presentation of these non-IFRS measures is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

i.

Adjusted net earnings and adjusted net earnings per share are calculated by removing the effects of non-cash impairment charges (reversals) (if any), non-cash fair value (gains) losses and other one-time (income) expenses as well as the reversal of non-cash income tax expense (recovery) which is offset by income tax expense (recovery) recognized in the Statements of Shareholders’ Equity and OCI, respectively. The Company believes that, in addition to conventional measures prepared in accordance with IFRS, management and certain investors use this information to evaluate the Company’s performance.

The following table provides a reconciliation of adjusted net earnings and adjusted net earnings per share (basic and diluted).

	Three Months Ended June 30		Six Months Ended June 30

(in thousands, except for per share amounts)	2024	2023	2024	2023

Net earnings	$122,317	$141,448	$286,358	$252,839

Add back (deduct):
Gain on disposal of Mineral Stream Interest	-	(5,027)	-	(5,027)

(Gain) loss on fair value adjustment of share purchase warrants held	(197)	280	(380)	105

Deferred income tax (expense) recovery recognized in the Statement of OCI	2,863	6,044	2,766	2,090

Income tax recovery related to prior year disposal of Mineral Stream Interest	-	-	-	(2,672)

Global minimum tax expense related to Q1-2024 earnings	24,755	-	-	-

Other	(173)	(161)	(346)	(320)

Adjusted net earnings	$149,565	$142,584	$288,398	$247,015

Divided by:

Basic weighted average number of shares outstanding	453,430	452,892	453,262	452,633

Diluted weighted average number of shares outstanding	454,104	453,575	453,888	453,368

Equals:

Adjusted earnings per share - basic	$0.330	$0.315	$0.636	$0.546

Adjusted earnings per share - diluted	$0.329	$0.314	$0.635	$0.545

WHEATON PRECIOUS METALS 2024 SECOND QUARTER REPORT - MANAGEMENT DISCUSSION & ANALYSIS [40]

ii.

Operating cash flow per share (basic and diluted) is calculated by dividing cash generated by operating activities by the weighted average number of shares outstanding (basic and diluted). The Company presents operating cash flow per share as management and certain investors use this information to evaluate the Company’s performance in comparison to other companies in the precious metal mining industry who present results on a similar basis.

The following table provides a reconciliation of operating cash flow per share (basic and diluted).

	Three Months Ended June 30		Six Months Ended June 30

(in thousands, except for per share amounts)	2024	2023	2024	2023

Cash generated by operating activities	$234,393	$202,376	$453,773	$337,482

Divided by:

Basic weighted average number of shares outstanding	453,430	452,892	453,262	452,633

Diluted weighted average number of shares outstanding	454,104	453,575	453,888	453,368

Equals:

Operating cash flow per share - basic	$0.517	$0.447	$1.001	$0.746

Operating cash flow per share - diluted	$0.516	$0.446	$1.000	$0.744

WHEATON PRECIOUS METALS 2024 SECOND QUARTER REPORT - MANAGEMENT DISCUSSION & ANALYSIS [41]

iii.

Average cash cost of gold, silver and palladium on a per ounce basis and cobalt on a per pound basis is calculated by dividing the total cost of sales, less depletion, by the ounces or pounds sold. In the precious metal mining industry, this is a common performance measure but does not have any standardized meaning prescribed by IFRS. In addition to conventional measures prepared in accordance with IFRS, management and certain investors use this information to evaluate the Company’s performance and ability to generate cash flow.

The following table provides a calculation of average cash cost of gold, silver and palladium on a per ounce basis and cobalt on a per pound basis.

	Three Months Ended June 30		Six Months Ended June 30

(in thousands, except for gold and palladium ounces sold and per unit amounts)	2024	2023	2024	2023

Cost of sales	$112,872	$113,116	$238,103	$210,079

Less: depletion	(58,865)	(54,474)	(122,541)	(99,473)

Cash cost of sales	$54,007	$58,642	$115,562	$110,606

Cash cost of sales is comprised of:

Total cash cost of gold sold	$34,066	$34,675	$74,427	$65,711

Total cash cost of silver sold	18,914	22,234	38,326	41,231

Total cash cost of palladium sold	753	887	1,622	1,752

Total cash cost of cobalt sold [1]	274	846	1,187	1,912

Total cash cost of sales	$54,007	$58,642	$115,562	$110,606

Divided by:

Total gold ounces sold	77,326	75,294	169,345	137,899

Total silver ounces sold	3,823	4,437	7,890	8,186

Total palladium ounces sold	4,301	3,392	9,075	6,338

Total cobalt pounds sold	88	265	397	588

Equals:

Average cash cost of gold (per ounce)	$441	$461	$440	$477

Average cash cost of silver (per ounce)	$4.95	$5.01	$4.86	$5.04

Average cash cost of palladium (per ounce)	$175	$261	$179	$277

Average cash cost of cobalt (per pound) [1]	$3.11	$3.20	$2.99	$3.25

1)

Cash cost per pound of cobalt sold during the second quarter of 2023 was net of a previously recorded inventory write-down of $0.5 million (six months - $1.5 million), resulting in a decrease of $1.81 per pound of cobalt sold (six months - $2.57 per pound of cobalt sold).

WHEATON PRECIOUS METALS 2024 SECOND QUARTER REPORT - MANAGEMENT DISCUSSION & ANALYSIS [42]

iv.

Cash operating margin is calculated by adding back depletion to the gross margin. Cash operating margin on a per ounce or per pound basis is calculated by dividing the cash operating margin by the number of ounces or pounds sold during the period. The Company presents cash operating margin as management and certain investors use this information to evaluate the Company’s performance in comparison to other companies in the precious metal mining industry who present results on a similar basis as well as to evaluate the Company’s ability to generate cash flow.

The following table provides a reconciliation of cash operating margin.

	Three Months Ended June 30		Six Months Ended June 30

(in thousands, except for gold and palladium ounces sold and per unit amounts)	2024	2023	2024	2023

Gross margin	$186,192	$151,856	$357,767	$269,358

Add back: depletion	58,865	54,474	122,541	99,473

Cash operating margin	$245,057	$206,330	$480,308	$368,831

Cash operating margin is comprised of:

Total cash operating margin of gold sold	$148,084	$114,836	$298,412	$202,997

Total cash operating margin of silver sold	92,377	84,847	169,623	151,527

Total cash operating margin of palladium sold	3,457	3,992	7,265	7,862

Total cash operating margin of cobalt sold	1,139	2,655	5,008	6,445

Total cash operating margin	$245,057	$206,330	$480,308	$368,831

Divided by:

Total gold ounces sold	77,326	75,294	169,345	137,899

Total silver ounces sold	3,823	4,437	7,890	8,186

Total palladium ounces sold	4,301	3,392	9,075	6,338

Total cobalt pounds sold	88	265	397	588

Equals:

Cash operating margin per gold ounce sold	$1,915	$1,525	$1,762	$1,472

Cash operating margin per silver ounce sold	$24.16	$19.12	$21.50	$18.51

Cash operating margin per palladium ounce sold	$804	$1,177	$800	$1,240

Cash operating margin per cobalt pound sold	$12.94	$10.03	$12.62	$10.97

WHEATON PRECIOUS METALS 2024 SECOND QUARTER REPORT - MANAGEMENT DISCUSSION & ANALYSIS [43]

Subsequent Events

Declaration of Dividend

Under the Company’s dividend policy, the quarterly dividend is fixed at $0.155 per common share. The declaration, timing, amount and payment of future dividends remain at the discretion of the Board of Directors.

On August 7, 2024, the Board of Directors declared a dividend in the amount of $0.155 per common share, with this dividend being payable to shareholders of record on August 21, 2024 and is expected to be distributed on or about September 4, 2024. The Company has implemented a dividend reinvestment plan (“DRIP”) whereby shareholders can elect to have dividends reinvested directly into additional Wheaton common shares based on the Average Market Price, as defined in the DRIP.

Controls and Procedures

Disclosure Controls and Procedures

Management is responsible for establishing and maintaining adequate internal control over financial reporting and disclosure controls and procedures, as those terms are defined in National Instrument 52-109 – Certification of Disclosure in Issuers’ Annual and Interim Filings, for the Company.

Together, the internal control frameworks provide internal control over financial reporting and disclosure. Due to its inherent limitations, internal control over financial reporting and disclosure may not prevent or detect all misstatements. Further, the effectiveness of internal control is subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with policies or procedures may change.

There were no changes in the Company’s internal controls over financial reporting during the three months ended June 30, 2024 that have materially affected, or are reasonably likely to materially affect, the internal controls over financial reporting.

Under the supervision and with the participation of management, including the Chief Executive Officer and Chief Financial Officer, management will continue to monitor and evaluate the design and effectiveness of its internal control over financial reporting and disclosure controls and procedures, and may make modifications from time to time as considered necessary.

Limitation of Controls and Procedures

The Company’s management, including its Chief Executive Officer and Chief Financial Officer, believe that any disclosure controls and procedures or internal control over financial reporting, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the controls. The design of any system of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost effective control system, misstatements due to error or fraud may occur and not be detected.

WHEATON PRECIOUS METALS 2024 SECOND QUARTER REPORT - MANAGEMENT DISCUSSION & ANALYSIS [44]

Attributable Reserves and Resources

The following tables set forth the estimated Mineral Reserves and Mineral Resources (metals attributable to Wheaton only) for the mines relating to which the Company has PMPAs, adjusted where applicable to reflect the Company’s percentage entitlement to such metals, as of December 31, 2023, unless otherwise noted.

Mineral Reserves Attributable to Wheaton Precious Metals (1,2,3,8,39)

		December 31, 2023 (6)										December 31, 2022

		Proven			Probable			Proven & Probable				Proven & Probable
Asset	Interest	Tonnage Mt	Grade g/t / %	Contained Moz / Mlbs	Tonnage Mt	Grade g/t / %	Contained Moz / Mlbs	Tonnage Mt	Grade g/t /%	Contained Moz / Mlbs	Process Recovery % (7)	Tonnage Mt	Grade g/t / %	Contained Moz / Mlbs
Gold
Salobo (10)	75%	216.9	0.38	2.64	599.8	0.34	6.60	816.7	0.35	9.24	72%	834.3	0.35	9.48
Stillwater (13)	100%	10.9	0.36	0.13	49.5	0.37	0.59	60.4	0.37	0.72	69%	60.2	0.37	0.72
Constancia	50%	242.8	0.05	0.39	31.1	0.03	0.03	273.9	0.05	0.43	61%	246.1	0.06	0.47
Sudbury (11)	70%	8.2	0.40	0.11	20.2	0.22	0.14	28.4	0.27	0.25	75%	30.4	0.33	0.32
San Dimas (14)	25%	0.5	3.47	0.06	0.4	2.69	0.04	0.9	3.11	0.09	95%	1.1	3.32	0.12
Marmato (11,15)	10.5%	0.2	4.31	0.03	3.0	3.07	0.30	3.3	3.16	0.33	90%	3.3	3.16	0.33
Cangrejos (11,31)	6.6%	-	-	-	43.5	0.55	0.76	43.5	0.55	0.76	85%	-	-	-
Platreef (11,35)	62.5%	-	-	-	69.8	0.30	0.67	69.8	0.30	0.67	79%	-	-	-
Blackwater (11,27)	8%	23.4	0.74	0.56	0.7	0.80	0.02	24.1	0.74	0.57	91%	19.8	0.74	0.47
Santo Domingo (11,25)	100%	65.4	0.08	0.17	326.9	0.03	0.34	392.3	0.04	0.51	61%	392.3	0.04	0.51
Marathon (11,28)	100%	111.6	0.07	0.25	12.5	0.06	0.02	124.2	0.07	0.28	71%	124.2	0.07	0.28
Copper World Complex (21)	100%	319.4	0.03	0.27	65.7	0.02	0.04	385.1	0.02	0.31	60%	-	-	-
Curipamba (11,29)	50%	1.6	2.83	0.14	1.7	2.23	0.12	3.2	2.52	0.26	53%	3.2	2.52	0.26
Goose (11,30)	2.78%	0.2	5.54	0.04	0.3	6.29	0.06	0.5	5.97	0.10	93%	0.8	5.97	0.14
Kutcho (12)	100%	6.8	0.37	0.08	10.6	0.39	0.13	17.4	0.38	0.21	41%	17.4	0.38	0.21
Fenix (11,26)	6%	3.8	0.50	0.06	3.1	0.45	0.05	6.9	0.48	0.11	75%	6.9	0.49	0.11
Curraghinalt (11,33)	3.05%	0.0	9.14	0.001	0.4	6.43	0.08	0.4	6.45	0.08	94%	-	-	-
Mt Todd (11,36)	1%	0.7	0.84	0.02	1.7	0.75	0.04	2.4	0.77	0.06	92%	-	-	-
Kudz Ze Kayah (11,34)	7.27%	-	-	-	1.1	1.32	0.05	1.1	1.32	0.05	64%	-	-	-
DeLamar (37)	1.5%	0.2	0.46	0.002	1.2	0.39	0.02	1.4	0.40	0.02	72%	-	-	-

Total Gold				4.94			10.09			15.04				13.43
Silver
Peñasquito (10)	25%	30.9	37.9	37.7	41.8	30.1	40.5	72.8	33.4	78.2	80%	79.1	34.0	86.5
Constancia	100%	485.6	2.7	42.9	62.1	2.2	4.5	547.7	2.7	47.3	70%	492.1	3.0	47.4
Antamina (10,11,18)	33.75%
Copper		37.1	7.0	8.4	16.5	10.0	5.3	53.7	7.9	13.7	75%	63.6	7.4	15.1
Copper-Zinc		9.8	17.0	5.3	12.8	17.0	7.0	22.6	17.0	12.4	75%	31.7	14.1	14.4
Zinkgruvan	100%
Zinc		4.3	62.1	8.6	6.7	80.9	17.5	11.0	73.6	26.1	83%	9.3	68.9	20.6
Copper		1.3	34.5	1.4	0.2	38.8	0.2	1.4	35.0	1.6	70%	1.7	33.6	1.8
Neves-Corvo	100%
Copper		2.6	31.8	2.7	18.6	33.2	19.8	21.2	33.0	22.5	24%	21.2	33.2	22.6
Zinc		4.0	67.9	8.7	17.6	62.1	35.1	21.6	63.2	43.8	30%	22.3	62.9	45.1
Aljustrel (19)	100%	10.2	45.2	14.8	25.3	44.2	35.9	35.5	44.5	50.7	26%	35.5	44.5	50.7
Mineral Park	100%	42.4	2.6	3.5	141.3	2.4	11.1	183.7	2.5	14.6	61%	-	-	-
San Dimas (14)	25%	0.5	264.6	4.2	0.4	254.0	3.4	0.9	259.7	7.6	94%	1.1	272.8	9.5
Cozamin (11,20)	50%
Copper		-	-	-	3.9	42.9	5.4	3.9	42.9	5.4	86%	5.4	45.6	8.0
Zinc		-	-	-	0.5	50.9	0.9	0.5	50.9	0.9	60%	0.7	44.5	1.0
Los Filos	100%	21.7	5.0	3.5	96.5	7.1	22.1	118.2	6.7	25.6	10%	118.2	6.7	25.6
Marmato (11,15)	100%	2.1	16.4	1.1	28.1	5.3	4.8	30.2	6.1	5.9	34%	30.2	6.1	5.9
Copper World Complex (21)	100%	319.4	5.7	58.3	65.7	4.3	9.1	385.1	5.4	67.4	75.5%	516.6	4.6	76.7
Blackwater (11,27)	50%	161.9	5.8	30.1	4.6	5.8	0.9	166.5	5.8	31.0	61%	166.5	5.8	31.0
Kutcho (12)	100%	6.8	24.5	5.4	10.6	30.1	10.2	17.4	27.9	15.6	46%	17.4	27.9	15.6
Curipamba (11,29)	75%	2.4	41.4	3.1	2.5	49.7	4.0	4.9	45.7	7.1	63%	4.9	45.7	7.1
Kudz Ze Kayah (11,34)	7.21%	-	-	-	1.1	137.5	4.8	1.1	137.5	4.8	86%	-	-	-
DeLamar (37)	1.5%	0.2	23.3	0.1	1.2	16.5	0.6	1.4	17.3	0.8	37%	-	-	-

Total Silver				239.7			243.1			482.8				484.6
Palladium
Platreef (11,35)	5.25%	-	-	-	5.5	2.0	0.35	5.5	2.0	0.35	87%	-	-	-
Stillwater (11,13)	4.5%	0.3	10.5	0.10	1.3	10.6	0.45	1.6	10.6	0.55	90%	1.8	10.6	0.60

Total Palladium				0.10			0.80			0.90				0.60
Platinum
Platreef (11,35)	5.25%	-	-	-	5.5	1.9	0.34	5.5	1.9	0.34	87%	-	-	-
Marathon (11,28)	22%	25.3	0.2	0.16	2.8	0.1	0.01	28.1	0.2	0.18	76%	28.1	0.2	0.18

Total Platinum				0.16			0.35			0.52				0.18
Cobalt
Voisey’s Bay (11,22)	42.4%	6.6	0.10	15.1	6.6	0.12	17.3	13.2	0.11	32.3	84%	13.0	0.12	33.2

Total Cobalt				15.1			17.3			32.3				33.2

WHEATON PRECIOUS METALS 2024 SECOND QUARTER REPORT - MANAGEMENT DISCUSSION & ANALYSIS [45]

Mineral Resources Attributable to Wheaton Precious Metals (1,2,3,4,5,9,39)

		December 31, 2023 (6)

		Measured			Indicated			Measured & Indicated			Inferred
	Interest	Tonnage Mt	Grade g/t / %	Contained Moz / Mlbs	Tonnage Mt	Grade g/t / %	Contained Moz / Mlbs	Tonnage Mt	Grade g/t / %	Contained Moz / Mlbs	Tonnage Mt	Grade g/t / %	Contained Moz / Mlbs
Gold
Salobo (10)	75%	16.8	0.17	0.09	396.8	0.24	3.01	413.6	0.23	3.10	204.0	0.29	1.87
Stillwater (13)	100%	21.1	0.30	0.21	19.3	0.26	0.16	40.4	0.28	0.36	113.8	0.33	1.22
Constancia	50%	39.2	0.04	0.05	46.6	0.04	0.06	85.8	0.04	0.11	18.5	0.07	0.04
Sudbury (11)	70%	2.9	1.20	0.11	2.6	0.47	0.04	5.4	0.85	0.15	2.0	0.44	0.03
San Dimas (14)	25%	0.2	5.94	0.03	0.1	2.24	0.01	0.3	4.20	0.04	1.0	3.67	0.12
Marmato (11,15)	10.5%	0.1	5.04	0.01	1.7	2.28	0.13	1.8	2.40	0.14	1.9	2.43	0.15
Minto (38)	100%	-	-	-	11.1	0.53	0.19	11.1	0.53	0.19	13.0	0.49	0.21
Cangrejos (11,31)	6.6%	-	-	-	20.6	0.38	0.25	20.6	0.38	0.25	13.0	0.39	0.16
Platreef (11,35)	62.5%	-	-	-	7.9	0.26	0.07	7.9	0.26	0.07	15.8	0.26	0.13
Blackwater (11,27)	8%	4.1	0.35	0.05	6.4	0.49	0.10	10.5	0.44	0.15	0.7	0.45	0.01
Toroparu (12,16)	10%	4.2	1.45	0.198	7.3	1.46	0.34	11.5	1.45	0.54	2.1	1.71	0.12
Santo Domingo (11,25)	100%	1.4	0.05	0.002	120.1	0.03	0.11	121.5	0.03	0.12	31.8	0.02	0.03
Marathon (11,28)	100%	30.2	0.07	0.06	39.6	0.06	0.08	69.8	0.06	0.14	19.1	0.04	0.03
Copper World Complex (21)	100%	424.0	0.02	0.30	191.0	0.02	0.10	615.0	0.02	0.40	192.0	0.01	0.08
Curipamba (11,29)	50%	-	-	-	1.2	1.63	0.06	1.2	1.63	0.06	0.4	1.62	0.02
Goose (11,30)	2.78%	0.0	4.94	0.004	0.1	5.18	0.01	0.1	5.13	0.02	0.1	6.64	0.03
Kutcho (12)	100%	0.4	0.20	0.003	5.0	0.38	0.06	5.4	0.37	0.06	12.9	0.25	0.10
Fenix (11,26)	6%	2.4	0.34	0.03	8.5	0.34	0.09	10.9	0.34	0.12	3.2	0.33	0.03
Cotabambas (12,23)	25%	-	-	-	126.8	0.20	0.82	126.8	0.20	0.82	105.9	0.17	0.57
Curraghinalt (11,33)	3.05%	-	-	-	-	-	-	-	-	-	0.2	12.24	0.07
Mt Todd (11,36)	1%	0.0	1.15	0.0001	0.1	1.50	0.01	0.1	1.49	0.01	0.4	0.77	0.01
Kudz Ze Kayah (11,34)	7.27%	-	-	-	0.2	1.64	0.01	0.2	1.64	0.01	0.0	1.18	0.002
Brewery Creek Royalty (24)	2%	0.3	1.06	0.01	0.5	1.02	0.02	0.8	1.03	0.03	1.0	0.88	0.03
Metates Royalty (17)	1%	0.2	0.86	0.004	4.5	0.56	0.08	4.6	0.57	0.08	0.7	0.47	0.01
Black Pine Royalty (32)	0.5%	-	-	-	1.0	0.49	0.02	1.0	0.49	0.02	0.1	0.42	0.002
DeLamar (37)	1.5%	0.1	0.27	0.001	1.0	0.21	0.01	1.0	0.21	0.01	0.4	0.25	0.003

Total Gold				1.16			5.83			6.99			5.07
Silver
Peñasquito (10)	25%	9.4	24.5	7.4	39.3	25.1	31.8	48.7	25.0	39.1	5.7	25.4	4.7
Constancia	100%	78.4	2.2	5.5	93.1	2.0	5.9	171.5	2.1	11.5	36.9	3.6	4.3
Antamina (10,11,18)	33.75%
Copper		61.8	8.0	15.9	99.0	9.0	28.6	160.8	8.6	44.5	192.2	9.0	55.6
Copper-Zinc		14.9	20.0	9.5	51.4	18.0	29.7	66.3	18.4	39.3	91.3	15.6	45.7
Zinkgruvan	100%
Zinc		3.5	61.4	6.9	4.2	63.5	8.6	7.7	62.5	15.5	15.7	91.3	46.1
Copper		1.9	33.4	2.0	0.3	12.2	0.1	2.2	30.6	2.1	0.2	28.9	0.2
Neves-Corvo	100%
Copper		5.1	48.5	8.0	28.9	50.4	46.9	34.0	50.2	54.8	14.0	28.3	12.8
Zinc		8.3	62.1	16.5	34.7	57.5	64.1	43.0	58.4	80.6	4.1	63.2	8.3
San Dimas (14)	25%	0.2	446.2	2.4	0.1	193.0	0.9	0.3	327.1	3.3	1.0	306.3	9.7
Aljustrel (19)	100%	7.4	56.6	13.4	10.3	45.5	15.1	17.7	50.2	28.5	12.2	40.8	16.0
Mineral Park	100%	22.6	2.1	1.5	261.5	2.0	16.9	284.1	2.0	18.4	341.2	1.5	16.2
Cozamin (11,20)	50%
Copper		0.2	53.8	0.3	3.3	40.7	4.3	3.5	41.4	4.6	2.2	41.8	3.0
Zinc		-	-	-	1.4	36.5	1.7	1.4	36.5	1.7	1.7	33.8	1.8
Marmato (11,15)	100%	0.7	25.3	0.6	16.3	6.0	3.1	17.0	6.8	3.7	17.8	3.2	1.8
Minto (38)	100%	-	-	-	11.1	4.7	1.7	11.1	4.7	1.7	13.0	4.5	1.9
Stratoni	100%	-	-	-	1.4	151.7	6.8	1.4	151.7	6.8	1.8	166.5	9.7
Copper World Complex (21)	100%	424.0	4.1	55.9	191.0	3.5	21.5	615.0	3.9	77.4	192.0	3.1	19.1
Blackwater (11,27)	50%	33.7	4.7	5.1	52.9	8.7	14.8	86.6	7.1	19.9	5.6	12.8	2.3
Kutcho (12)	100%	0.4	28.0	0.4	5.0	25.7	4.1	5.4	25.9	4.5	12.9	20.0	8.3
Curipamba (11,29)	75%	-	-	-	1.8	38.4	2.2	1.8	38.4	2.2	0.7	31.6	0.7
Pascua-Lama	25%	10.7	57.2	19.7	97.9	52.2	164.4	108.6	52.7	184.1	3.8	17.8	2.2
Loma de La Plata	12.5%	-	-	-	3.6	169.0	19.8	3.6	169.0	19.8	0.2	76.0	0.4
Toroparu (12,16)	50%	21.2	1.8	1.2	36.3	1.2	1.4	57.5	1.4	2.7	10.6	0.8	0.3
Cotabambas (12,23)	100.0%	-	-	-	507.3	2.4	39.5	507.3	2.4	39.5	423.6	2.5	34.5
Kudz Ze Kayah (11,34)	7.21%	-	-	-	0.2	186.4	1.4	0.2	186.4	1.4	0.0	143.4	0.2
Metates Royalty (17)	0.5%	0.2	18.2	0.1	4.5	14.2	2.0	4.6	14.3	2.1	0.7	13.2	0.3
DeLamar (37)	1.5%	0.1	12.9	0.03	1.0	10.0	0.3	1.0	10.2	0.3	0.4	8.4	0.1

Total Silver				172.4			537.7			710.0			306.1
Palladium
Platreef (11,35)	5.25%	-	-	-	0.3	1.5	0.01	0.3	1.5	0.01	0.5	1.5	0.02
Stillwater (11,13)	4.5%	0.21	9.0	0.06	0.2	7.2	0.04	0.4	8.1	0.11	1.1	9.3	0.34

Total Palladium				0.06			0.06			0.12			0.36
Platinum
Platreef (11,35)	5.25%	-	-	-	0.3	1.5	0.01	0.3	1.5	0.01	0.5	1.4	0.02
Marathon (11,28)	22%	7.14	0.2	0.04	9.4	0.1	0.04	16.5	0.1	0.08	4.3	0.1	0.01

Total Platinum				0.04			0.05			0.09			0.04
Cobalt
Voisey’s Bay (11,22)	42.4%	0.5	0.06	0.6	0.4	0.07	0.6	0.9	0.06	1.2	2.7	0.12	7.2

Total Cobalt				0.6			0.6			1.2			7.2

WHEATON PRECIOUS METALS 2024 SECOND QUARTER REPORT - MANAGEMENT DISCUSSION & ANALYSIS [46]

Notes on Mineral Reserves & Mineral Resources:

1.

All Mineral Reserves and Mineral Resources have been estimated in accordance with the 2014 Canadian Institute of Mining, Metallurgy and Petroleum (CIM) Standards for Mineral Resources and Mineral Reserves and National Instrument 43-101 – Standards for Disclosure for Mineral Projects (“NI 43-101”), or the 2012 Australasian Joint Ore Reserves Committee (JORC) Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves.

2.

Mineral Reserves and Mineral Resources are reported above in millions of metric tonnes (“Mt”), grams per metric tonne (“g/t”) for gold, silver, palladium and platinum, percent (“%”) for cobalt, millions of ounces (“Moz”) for gold, silver, palladium and platinum and millions of pounds (“Mlbs”) for cobalt.

3.	Qualified persons (“QPs”), as defined by the NI 43-101, for the technical information contained in this document (including the Mineral Reserve and Mineral Resource estimates) are:

a.	Neil Burns, M.Sc., P.Geo. (Vice President, Technical Services); and

b.	Ryan Ulansky, M.A.Sc., P.Eng. (Vice President, Engineering),

both employees of the Company (the “Company’s QPs”).

4.

The Mineral Resources reported in the above tables are exclusive of Mineral Reserves. The Aljustrel mines, Blackwater project, Cangrejos project, Cozamin mine, Curipamba project, Curraghinalt project, Fenix project, Goose project, Kudz Ze Kayah project, Kutcho project, Marathon project, Neves-Corvo mine, Platreef project, San Dimas mine, Santo Domingo project and Zinkgruvan mine report Mineral Resources inclusive of Mineral Reserves. The Company’s QPs have made the exclusive Mineral Resource estimates for these mines based on average mine recoveries and dilution.

5.	Mineral Resources which are not Mineral Reserves do not have demonstrated economic viability.

6.

Other than as detailed below, Mineral Reserves and Mineral Resources are reported as of December 31, 2023 based on information available to the Company as of the date of this document, and therefore will not reflect updates, if any, after such date.

a.

Mineral Resources for Aljustrel’s Feitais mine are reported as of July 2022, Moinho & St João mines as of June 2022 and the Estação project as of July 2018. Mineral Reserves for the Feitais, Moinho and St João mines are reported as of December 2021 and the Estação project as of April 2022.

b.	Mineral Resources for the Black Pine project are reported as of February 15, 2024.

c.	Mineral Resources for the Blackwater project are reported as of May 5, 2020 and Mineral Reserves as of September 10, 2021.

d.	Mineral Resources for the Brewery Creek project are reported as of May 31, 2020.

e.	Mineral Resources for the Cangrejos project are reported as of January 30, 2023 and Mineral Reserves as of March 30, 2023.

f.	Mineral Resources and Mineral Reserves for the Copper World Complex project are reported as of July 1, 2023.

g.	Mineral Resources for the Cotabambas project are reported as of November 20, 2023.

h.	Mineral Resources for the Curipamba project are reported as of October 26, 2021 and Mineral Reserves as of October 22, 2021.

i.	Mineral Resources for the Curraghinalt project are reported as of May 10, 2018 and Mineral Reserves as of February 25, 2022.

j.	Mineral Resources for the DeLamar project are reported as of August 25, 2023 and Mineral Reserves as of January 24, 2022.

k.	Mineral Resources and Mineral Reserves for the Fenix project are reported as of October 16, 2023.

l.	Mineral Resources for the Goose project are reported as of December 31, 2020 and Mineral Reserves as of January 15, 2021.

m.	Mineral Resources for the Kudz Ze Kayah project are reported as of May 31, 2017 and Mineral Reserves as of June 30, 2019.

n.	Mineral Resources for the Kutcho project are reported as of July 30, 2021 and Mineral Reserves are reported as of November 8, 2021.

o.	Mineral Resources for the Loma de La Plata project are reported as of May 20, 2009.

p.	Mineral Resources and Mineral Reserves for the Los Filos mine are reported as of June 30, 2022.

q.	Mineral Resources and Mineral Reserves for the Marathon project are reported as of December 31, 2022.

r.	Mineral Resources and Mineral Reserves for the Marmato mine are reported as of June 30, 2022.

s.	Mineral Resources for the Metates royalty are reported as of January 28, 2023.

t.	Mineral Resources for the Mineral Park project are reported as of October 30, 2021 and Mineral Reserves as of September 29, 2023.

u.	Mineral Resources for the Minto mine are reported as of March 31, 2021.

v.	Mineral Resources for the Platreef project are reported as of January 28, 2022 and Mineral Reserves as of January 26, 2022.

w.	Mineral Resources for the Santo Domingo project are reported as of February 13, 2020 and Mineral Reserves as of November 14, 2018.

x.	Mineral Resources and Mineral Reserves for the Stratoni mine are reported as of September 30, 2023.

y.	Mineral Resources for the Toroparu project are reported as of February 10, 2023.

7.

Process recoveries are the Company’s estimated average percentage of gold, silver, palladium, platinum, or cobalt in a saleable product (doré or concentrate) recovered from mined ore at the applicable site process plants.

8.	Mineral Reserves are estimated using appropriate process and mine recovery rates, dilution, operating costs and the following commodity prices:

a.	Aljustrel mine – 3.0% zinc cut-off for the Feitais, Moinho and St João mines and the Estação project.

b.	Antamina mine - $6,000 per hour of mill operation cut-off assuming $3.50 per pound copper, $1.10 per pound zinc, $11.10 per pound molybdenum and $21.50 per ounce silver.

c.	Blackwater project – NSR cut-off of Cdn$13.00 per tonne assuming $1,400 per ounce gold and $15.00 per ounce silver.

d.	Cangrejos project - declining NSR cut-offs of between $23.00 and $7.76 per tonne assuming $1,500 per ounce gold, $3.00 per pound copper and $18.00 per ounce silver.

e.

Constancia mine – NSR cut-off of $6.40 per tonne for Constancia and $7.30 per tonne for Pampacancha assuming $1,700 per ounce gold, $23.00 per ounce silver, $4.00 per pound copper and $12.00 per pound molybdenum.

f.	Copper World Complex project – $3.75 per pound copper, $12.00 per pound molybdenum, $22.00 per ounce silver and $1,650 per ounce gold.

g.

Cozamin mine - NSR cut-off of $60.54 per tonne for long-hole and $65.55 per tonne for cut and fill assuming $3.55 per pound copper, $20.00 per ounce silver, $0.90 per pound lead and $1.15 per pound zinc.

h.	Curraghinalt project - 3.0 grams per tonne gold cut-off assuming $1,200 per ounce gold.

i.	Curipamba project - NSR cut-off of $32.99 per tonne assuming $1,630 per ounce gold, $21.00 per ounce silver, $3.31 per pound copper, $0.92 per pound lead and $1.16 per pound zinc.

WHEATON PRECIOUS METALS 2024 SECOND QUARTER REPORT - MANAGEMENT DISCUSSION & ANALYSIS [47]

j.

DeLamar project – NSR cut-offs of $3.55 and $3.65 per tonne for Florida Mountain and DeLamar oxide leach and $4.20 and $4.65 per tonne for Florida Mountain and DeLamar mixed leach, all assuming $1,650 per ounce gold and $21.00 per ounce silver.

k.	Fenix project – 0.235 grams per tonne gold cut-off assuming $1.650 per ounce gold.

l.	Goose project:

i.	Umwelt – 1.72 grams per tonne gold cut-off for open pit and 3.9 grams per tonne for underground.

ii.	Llama – 1.74 grams per tonne gold cut-off for open pit and 4.1 grams per tonne for underground.

iii.	Goose Main – 1.70 grams per tonne gold cut-off for open pit and 4.1 grams per tonne for underground.

iv.	Echo – 1.60 grams per tonne gold cut-off for open pit and 3.5 grams per tonne for underground.

m.

Kudz Ze Kayah project - NSR cut-off of Cdn$29.30 per tonne for open pit and Cdn$173.23 per tonne for underground assuming $1,310 per ounce gold, $18.42 per ounce silver, $3.08 per pound copper, $0.94 per pound lead and $1.10 per pound zinc.

n.

Kutcho project – NSR cut-offs of Cdn$38.40 per tonne for oxide ore and Cdn$55.00 per tonne for sulfide for the open pit and Cdn$129.45 per tonne for the underground assuming $3.50 per pound copper, $1.15 per pound zinc, $20.00 per ounce silver and $1,600 per ounce gold.

o.

Los Filos mine – Variable breakeven cut-offs for the open pits depending on process destination and metallurgical recoveries and NSR cut-offs of $65.80 - $96.60 per tonne for the underground mines, assuming $1,450 per ounce gold and $18.00 per ounce silver.

p.	Marathon project - NSR cut-off of Cdn$16.00 per tonne assuming $1,500 per ounce palladium, $1,000 per ounce platinum, $3.50 per pound copper, $1,600 per ounce gold and $20.00 per ounce silver.

q.	Marmato mine – 2.05 grams per tonne gold cut-off for the Upper Mine and 1.62 grams per tonne gold cut-off for the Lower Mine, all assuming $1,500 per ounce gold.

r.	Mineral Park project - NSR cut-off of $10.50 per tonne assuming $2.81 per pound copper, $14.25 per pound molybdenum and $16.13 per ounce silver.

s.	Mt Todd project – 0.35 grams per tonne gold cut-off for the Batman deposit and zero cut-off for the Heap Leach, assuming $1,600 per ounce gold.

t.

Neves-Corvo mine – NSR cut-offs ranging from EUR 49 to 82 per tonne depending on area and mining method for both the copper and zinc Mineral Reserves assuming $3.65 per pound copper, $0.90 per pound lead and $1.15 per pound zinc.

u.	Peñasquito mine - $1,400 per ounce gold, $20.00 per ounce silver, $1.00 per pound lead and $1.20 per pound zinc.

v.

Platreef project - declining NSR cut-offs of between $155 and $80 per tonne assuming $1,600 per ounce platinum, $815 per ounce palladium, $1,300 per ounce gold, $1,500 per ounce rhodium, $8.90 per pound nickel and $3.00 per pound copper.

w.	Salobo mine – 0.25% copper equivalent cut-off assuming $1,525 per ounce gold and $3.52 per pound copper.

x.	San Dimas mine – $1,850 per ounce gold and $22.50 per ounce silver.

y.	Santo Domingo project - variable throughput rates and cut-offs assuming $3.00 per pound copper, $1,290 per ounce gold and $100 per tonne iron.

z.

Stillwater mines - combined platinum and palladium cut-off of 6.86 grams per tonne for Stillwater and East Boulder sub-level extraction and 1.71 grams per tonne for Ramp & Fill at East Boulder assuming $1,500 per ounce 2E PGM prices.

aa.	Sudbury mines - $1,450 per ounce gold, $8.16 per pound nickel, $3.40 per pound copper, $1,200 per ounce platinum, $1,400 per ounce palladium and $22.68 per pound cobalt.

bb.

Voisey’s Bay mines – NSR cut-offs of Cdn$28.00 per tonne for Discovery Hill Open Pit, Cdn$230 to $250 per tonne for Reid Brook and Cdn$210 to $250 per tonne for Eastern Deeps all assuming $3.40 per pound copper, $8.16 per pound nickel and $22.68 per pound cobalt.

cc.

Zinkgruvan mine – NSR cut-offs ranging from SEK 950 to 1,100 per tonne depending on area and mining method for both the copper and zinc Mineral Reserves assuming $3.65 per pound copper and $0.90 per pound lead and $1.15 per pound zinc.

9.	Mineral Resources are estimated using appropriate recovery rates and the following commodity prices:

a.	Aljustrel mine – 3.0% zinc cut-off for Feitais, Moinho and St João mines and the Estação project.

b.

Antamina mine - $6,000 per hour of mill operation cut-off for the open pit and $53.80 per tonne NSR cut-off for the undergound, both assuming $3.50 per pound copper, $1.30 per pound zinc, $13.30 per pound molybdenum and $24.60 per ounce silver.

c.	Black Pine – 0.2 grams per tonne gold cut-off assuming $1,800 per ounce gold.

d.	Blackwater project – 0.2 grams per tonne gold equivalent cut-off assuming $1,400 per ounce gold and $15.00 per ounce silver.

e.	Brewery Creek project – 0.37 grams per tonne gold cut-off assuming $1,500 per ounce gold.

f.	Cangrejos project - 0.25 grams per tonne gold equivalent cut-off assuming $1,600 per ounce gold, $3.50 per pound copper, $11.00 per pound molybdenum and $21.00 per ounce silver.

g.

Constancia mine – NSR cut-off of $6.40 per tonne for open pit and 0.65% copper cut-off for underground, both assuming $1,700 per ounce gold, $23.00 per ounce silver, $4.00 per pound copper and $12.00 per pound molybdenum.

h.

Copper World Complex project – 0.1% copper cut-off and an oxidation ratio of lower than 50%, assuming $3.75 per pound copper, $12.00 per pound molybdenum, $22.00 per ounce silver, and $1,650 per ounce gold.

i.	Cotabambas project – 0.15% copper equivalent cut-off assuming $1,850 per ounce gold, $23.00 per ounce silver, $4.25 per pound copper and $20.00 per pound molybdenum.

j.	Cozamin mine – NSR cut-off of $59.00 per tonne assuming $3.75 per pound copper, $22.00 per ounce silver, $1.00 per pound lead and $1.35 per pound zinc.

k.	Curraghinalt project – 5.0 grams per tonne gold cut-off assuming $1,200 per ounce gold.

l.

Curipamba project - NSR cut-off of $29.00 per tonne for the open pit and $105 per tonne for the underground assuming $1,800 per ounce gold, $24.00 per ounce silver, $4.00 per pound copper, $1.05 per pound lead and $1.30 per pound zinc.

m.

DeLamar project – 0.17 grams per tonne gold equivalent cut-off for oxide leach and mixed leach and 0.1 grams per tonne gold equivalent cut-off for stockpile, all assuming $1,800 per ounce gold and $21.00 per ounce silver

n.	Fenix project – 0.15 grams per tonne gold cut-off assuming $1,800 per ounce gold.

WHEATON PRECIOUS METALS 2024 SECOND QUARTER REPORT - MANAGEMENT DISCUSSION & ANALYSIS [48]

o.	Goose project - 1.4 grams per tonne gold cut-off for open pit and 3.0 grams per tonne for underground for all deposits, assuming a gold price of $1,550 per ounce.

p.

Kudz Ze Kayah project – NSR cut-off of Cdn$25 per tonne for open pit and Cdn$95 per tonne for underground assuming $1,300 per ounce gold, $20.00 per ounce silver, $3.50 per pound copper, $1.05 per pound lead and $1.50 per pound zinc.

q.

Kutcho project – 0.45% copper equivalent cut-off for the Main open pit and underground copper equivalent cut-offs of 1.05%, 0.95% and 1.05% for Main, Esso and Sumac respectively, all assuming $3.50 per pound copper, $1.15 per pound zinc, $20.00 per ounce silver and $1,600 per ounce gold.

r.	Loma de La Plata project – 50 grams per tonne silver equivalent cut-off assuming $12.50 per ounce silver and $0.50 per pound lead.

s.

Los Filos mine – 0.2 grams per tonne gold cut-off for the open pits, 1.71 grams per tonne gold cut-off for Los Filos South underground, 2.05 grams per tonne gold cut-off for Los Filos North underground and 2.71 grams per tonne gold cut-off for Bermejal underground, all assuming $1,550 per ounce gold and $18.00 per ounce silver.

t.

Marathon project – NSR cut-off of Cdn$15.00 per tonne for the Marathon project assuming $1,800 per ounce palladium, $1,000 per ounce platinum, $3.50 per pound copper, $1,600 per ounce gold and $20.00 per ounce silver. NSR cut-off of Cdn$13.00 per tonne for the Sally and Geordie projects assuming $1,600 per ounce palladium, $900 per ounce platinum, $3.00 per pound copper, $1,500 per ounce gold and $18.00 per ounce silver.

u.	Marmato mine – 1.8 grams per tonne gold cut-off for the Upper Mine and 1.3 grams per tonne gold cut-off for the Lower Mine, all assuming $1,700 per ounce gold.

v.	Metates royalty – 0.26 grams per tonne gold equivalent cut-off assuming $1,600 per ounce gold and $20.00 per ounce silver.

w.	Mineral Park project - 0.15 percent copper equivalent cut-off assuming $3.45 per pound copper, $10.00 per pound molybdenum and $23.00 per ounce silver.

x.	Minto mine – NSR cut-off of Cdn$35.00 per tonne for open pit and Cdn$70 per tonne for underground, assuming $1,500 per ounce gold, $18.00 per ounce silver and $3.10 per pound copper.

y.	Mt Todd project – 0.4 grams per tonne gold cut-off for the Batman and Quigleys deposits and zero cut-off for Heap Leach, assuming $1,300 per ounce gold.

z.

Neves-Corvo mine – 1.0% copper cut-off for the copper Mineral Resource and 4.5% zinc cut-off for the zinc Mineral Resource, both assuming $4.20 per pound copper, $0.90 per pound lead and $1.15 per pound zinc.

aa.	Pascua-Lama project – $1,700 per ounce gold, $21.00 per ounce silver and $3.75 per pound copper.

bb.	Peñasquito mine - $1,600 per ounce gold, $23.00 per ounce silver, $1.20 per pound lead and $1.45 per pound zinc.

cc.	Platreef project - 2.0 grams per tonne 3PE + Au (platinum, palladium, rhodium and gold) cut-off.

dd.	Salobo mine – 0.25% copper equivalent cut-off assuming $1,525 per ounce gold and $3.52 per pound copper.

ee.	San Dimas mine – 215 grams per tonne silver equivalent cut-off assuming $2,000 per ounce gold and $24.50 per ounce silver.

ff.	Santo Domingo project - 0.125% copper equivalent cut-off assuming $3.50 per pound copper, $1,300 per ounce gold and $99 per tonne iron.

gg.

Stillwater mines – combined platinum and palladium cut-off of 3.77 grams per tonne for Stillwater, 6.86 grams per tonne for East Boulder sub-level extraction and 1.71 grams per tonne for East Boulder Ramp & Fill assuming $1,500 per ounce 2E PGM prices.

hh.	Stratoni mine – NSR cut-off of $200 per tonne assuming $2.75 per pound copper, $0.91 per pound lead, $1.04 per pound zinc and $17.00 per ounce silver.

ii.

Sudbury mines - $1,200 to $1,373 per ounce gold, $6.07 to $8.16 per pound nickel, $2.38 to $3.18 per pound copper, $1,150 to $1,225 per ounce platinum, $750 to $1,093 per ounce palladium and $12.47 to $20.41 per pound cobalt.

jj.	Toroparu project – 0.50 grams per tonne gold cut-off for open pit and 1.5 grams per tonne for underground assuming $1,650 per ounce gold.

kk.

Voisey’s Bay mines – NSR cut-off of Cdn$28 per tonne for Discovery Hill Open Pit and Cdn$250 per tonne for Reid Brook and Discovery Hill Underground, all assuming $3.40 per pound copper, $8.16 per pound nickel and $22.68 per pound cobalt.

ll.

Zinkgruvan mine – NSR cut-offs ranging from SEK 740 to 920 per tonne depending on area and mining method for the zinc Mineral Resources and NSR cut-offs ranging from SEK 800 to 830 per tonne for the copper Mineral Resources assuming $4.20 per pound copper and $0.90 per pound lead and $1.15 per pound zinc.

10.	The scientific and technical information in these tables regarding the Antamina, Peñasquito and Salobo mines was sourced by the Company from the following filed documents:

a.	Antamina – Teck Resources Annual Information Form filed on SEDAR on February 23, 2024.

b.	Peñasquito – Newmont’s December 31, 2023 Resources and Reserves press release dated February 22, 2024 and

c.	Salobo – Vale has filed a technical report summary for the Salobo Mine, which is available on Edgar at https://www.sec.gov/Archives/edgar/data/0000917851/000110465922040322/tm2210823d1_6k.htm.

The Company QP’s have approved this partner disclosed scientific and technical information in respect of the Company’s Mineral Resource and Mineral Reserve estimates for the Antamina mine, Peñasquito mine and Salobo mine.

11.

The Company’s attributable Mineral Resources and Mineral Reserves for the Antamina silver interest, Cozamin silver interest, Marmato gold and silver interests, Santo Domingo gold interest, Blackwater gold and silver interests, Marathon gold and platinum interests, Sudbury gold interest, Fenix gold interest, Goose gold interest, Curipamba gold and silver interests, Stillwater palladium interest, Cangrejos gold interest, Curraghinalt gold interest, Kudz Ze Kayah gold and silver interests, Platreef gold, palladium and platinum interests, Mt Todd royalty and Voisey’s Bay cobalt interest have been constrained to the production expected for the various contracts.

12.

The Company has the option in the Early Deposit agreements, to terminate the agreement following the delivery of a feasibility study or if feasibility study has not been delivered within a required time frame.

13.

The Stillwater PMPA provides that effective July 1, 2018, Sibanye-Stillwater will deliver 100% of the gold production for the life of the mines and 4.5% of palladium production until 375,000 ounces are delivered, 2.25% of palladium production until a further 175,000 ounces are delivered and 1.0% of the palladium production thereafter for the life of the mines. Attributable palladium Mineral Reserves and Mineral Resources have been calculated based upon the 4.5% / 2.25% / 1.0% production entitlements.

WHEATON PRECIOUS METALS 2024 SECOND QUARTER REPORT - MANAGEMENT DISCUSSION & ANALYSIS [49]

The Stillwater mine has been in operation since 1986 and the East Boulder mine since 2002. Individual grades for platinum, palladium, gold and rhodium are estimated using ratios applied to the combined platinum plus palladium grades based upon average historic production results provided to the Company as of the date of this document. As such, the Attributable Mineral Resource and Mineral Reserve palladium and gold grades for the Stillwater mines have been estimated using the following ratios:

a.	Stillwater mine: Pd = (Pt + Pd) / (1/3.51 + 1) and Au = (Pd + Pt) x 0.0238

b.	East Boulder mine: Pd = (Pt + Pd) / (1/3.60 + 1) and Au = (Pd + Pt) x 0.0323

14.

Under the terms of the San Dimas PMPA, the Company is entitled to an amount equal to 25% of the payable gold production plus an additional amount of gold equal to 25% of the payable silver production converted to gold at a fixed gold to silver exchange ratio of 70:1 from the San Dimas mine. If the average gold to silver price ratio decreases to less than 50:1 or increases to more than 90:1 for a period of 6 months or more, then the “70” shall be revised to “50” or “90”, as the case may be, until such time as the average gold to silver price ratio is between 50:1 to 90:1 for a period of 6 months or more in which event the “70” shall be reinstated.

15.

The Marmato PMPA provides that Aris Gold Corp will deliver 10.5% of the gold production until 310,000 ounces are delivered and 5.25% of gold production thereafter, as well as 100% of the silver production until 2.15 million ounces are delivered and 50% of silver production thereafter. Attributable reserves and resources have been calculated on the 10.5% / 5.25% basis for gold and 100% / 50% basis for silver.

16.

Under the Company’s Toroparu Early Deposit Agreement, the Company will be entitled to purchase 10% of the gold production and 50% of the silver production from the Toroparu project for the life of mine.

17.	The Company’s Metates Royalty entitles the Company to a 0.5% net smelter return royalty.

18.

The Antamina PMPA provides that Glencore will deliver silver equal to 33.75% of the silver production until 140 million ounces are delivered and 22.5% of silver production thereafter. Attributable reserves and resources have been calculated on the 33.75% / 22.5% basis.

19.	The Company only has the rights to silver contained in concentrates containing less than 15% copper at the Aljustrel mine.

20.

The new Cozamin PMPA provides that Capstone will deliver silver equal to 50% of the silver production until 10 million ounces are delivered and 33% thereafter for the life of the mine. Attributable reserves and resources have been calculated on the 50% / 33% basis.

21.	The Copper World Complex Mineral Resources and Mineral Reserves do not include the Leach material.

22.

The Voisey’s Bay PMPA provides that Vale will deliver 42.4% of the cobalt production until 31 million pounds are delivered to the Company and 21.2% of cobalt production thereafter, for the life of the mine. Attributable reserves and resources have been calculated on the 42.4% / 21.2% basis.

23.

Under the Cotabambas Early Deposit Agreement, the Company will be entitled to purchase 100% of the silver production and 25% of the gold production from the Cotabambas project until 90 million silver equivalent ounces have been delivered, at which point the stream will drop to 66.67% of silver production and 16.67% of gold production for the life of mine.

24.

Under the Brewery Creek Royalty, the Company will be entitled to a 2.0% net smelter return royalty for the first 600,000 ounces of gold produced from the Brewery Creek project, above which the NSR will increase to 2.75%. Victoria Gold has the right to repurchase 0.625% of the increased NSR by paying the Company Cdn$2.0 million. Attributable resources have been calculated on the 2.0% / 2.75% basis.

25.

The Santo Domingo PMPA provides that Capstone will deliver gold equal to 100% of the gold production until 285,000 ounces are delivered and 67% thereafter for the life of the mine. Attributable reserves and resources have been calculated on the 100% / 67% basis.

26.

The Fenix PMPA provides that Rio2 will deliver gold equal to 6% of the gold production until 90,000 ounces are delivered, then 4% of the gold production until 140,000 ounces are delivered and 3.5% thereafter for the life of the mine. Attributable reserves and resources have been calculated on this 6% / 4% / 3.5% basis.

27.

The Blackwater Silver and Blackwater Gold PMPAs provide that Artemis will deliver respectively silver and gold equal to (i) 50% of the payable silver production until 17.8 million ounces are delivered and 33% thereafter for the life of the mine, and (ii) 8% of the payable gold production until 464,000 ounces are delivered and 4% thereafter for the life of the mine. Attributable reserves and resources have been calculated on the 50% / 33% basis for silver and 8% / 4% basis for gold.

28.

The Marathon PMPA provides that Gen Mining will deliver 100% of the gold production until 150,000 ounces are delivered and 67% thereafter for the life of the mine and 22% of the platinum production until 120,000 ounces are delivered and 15% thereafter for the life of the mine. Attributable reserves and resources have been calculated on the 100% / 67% basis for gold and 22% / 15% basis for platinum.

29.

The Curipamba PMPA provides that Adventus will deliver silver and gold equal to 75% of the silver production until 4.6 million ounces are delivered and 50% thereafter for the life of the mine and 50% of the gold production until 150,000 ounces are delivered and 33% thereafter for the life of the mine. Attributable reserves and resources have been calculated on the 75% / 50% basis for silver and 50% / 33% basis for gold.

30.

In connection with Sabina’s exercise of its option to repurchase 33% of the Goose gold stream on a change in control, the gold delivery obligations under the Goose PMPA with Sabina, a subsidiary of B2Gold, were reduced so that Sabina will deliver gold equal to 2.78% of the gold production until 87,100 ounces are delivered, then 1.44% until 134,000 ounces are delivered and 1.0% thereafter for the life of the mine. Attributable reserves and resources have been calculated on the 2.78% / 1.44% / 1.0% basis.

31.

The Cangrejos PMPA provides that Lumina will deliver gold equal to 6.6% of the gold production until 0.7 million ounces are delivered and 4.4% thereafter for the life of the mine. Attributable reserves and resources have been calculated on the 6.6% / 4.4% basis.

32.	The Black Pine Royalty provides that the Company will be entitled to a 0.5% net smelter return. Attributable resources have been calculated on the 0.5% basis.

33.

The Curraghinalt PMPA provides that Dalradian will deliver gold equal to 3.05% of the payable gold production until 125,000 ounces of gold are delivered and 1.5% thereafter for the life of the mine. Attributable gold reserves and resources have been calculated on the 3.05% / 1.5% basis.

34.

The Kudz Ze Kayah PMPA provides that BMC will deliver gold and silver equal to 7.375% of the metal contained in concentrates until 24,338 ounces of gold and 3,193,375 ounces of silver are delivered, then 6.125% until 28,000 ounces of gold and 3,680,803 ounces of silver are delivered, then 5.5% until 42,861 ounces of gold and 5,624,613 ounces of silver are delivered and 6.75% thereafter for the life of the mine. Attributable gold and silver reserves and resources have been calculated on the 7.375% / 6.125% / 5.5% / 6.75% basis.

35.

The Platreef Gold PMPA provides that Ivanhoe will deliver gold equal to 62.5% of the payable gold production until 218,750 ounces of gold are delivered and 50% until 428,300 ounces of gold are delivered, then 3.125% thereafter for a tail period which will terminate on certain conditions being met. The Platreef Palladium and Platinum PMPA provides that Ivanhoe will deliver 5.25% of the platinum and palladium until 350,000 ounces are delivered and 3.0% until 485,115 ounces are delivered, then 0.1% for a tail period which will terminate on certain conditions being met. Attributable gold reserves and resources have been calculated on the 62.5% / 50% / 3.125% basis and attributable platinum and palladium on the 5.25% / 3.0% / 0.1% basis.

36.

The Mt Todd Royalty provides that the Company will be entitled to 1.0% of gross revenue until 3.47 million ounces of gold are delivered to an offtaker, then 0.667% of gross revenue for the life of the mine. Attributable gold reserves and resources have been calculated on the 1.0% / 0.667% basis.

WHEATON PRECIOUS METALS 2024 SECOND QUARTER REPORT - MANAGEMENT DISCUSSION & ANALYSIS [50]

37.	The DeLamar Royalty provides that the Company will be entitled to a 1.5% net smelter return. Attributable resources and reserves have been calculated on the 1.5% basis.

38.	On May 13, 2023, Minto announced the suspension of operations at the Minto mine.

39.

Precious metals and cobalt are by-product metals at all of the Mining Operations, other than gold at the Marmato mine, Toroparu project, Fenix project, Goose project, Blackwater project, Black Pine project, Curraghinalt project, Mt Todd project and DeLamar project, silver at the Loma de La Plata zone of the Navidad project and palladium at the Stillwater mines and Platreef project, and therefore, the economic cut off applied to the reporting of precious metals and cobalt reserves and resources will be influenced by changes in the commodity prices of other metals at the mines.

Statements made in this section contain forward-looking information. Please see “Cautionary Note Regarding Forward-Looking Statements” for material risks, assumptions and important disclosure associated with this information.

WHEATON PRECIOUS METALS 2024 SECOND QUARTER REPORT - MANAGEMENT DISCUSSION & ANALYSIS [51]

Cautionary Note Regarding Forward-Looking Statements

The information contained herein contains “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation. Forward-looking statements, which are all statements other than statements of historical fact, include, but are not limited to, statements with respect to:

●	the future price of commodities;
●	the estimation of future production from Mining Operations (including in the estimation of production, mill throughput, grades, recoveries and exploration potential);
●	the estimation of mineral reserves and mineral resources (including the estimation of reserve conversion rates and the realization of such estimations);
●	the commencement, timing and achievement of construction, expansion or improvement projects by Wheaton’s PMPA counterparties at Mining Operations;
●

the payment of upfront cash consideration to counterparties under PMPAs, the satisfaction of each party’s obligations in accordance with PMPAs and the receipt by the Company of precious metals and cobalt production in respect of the applicable Mining Operations under PMPAs or other payments under royalty arrangements;

●

the ability of Wheaton’s PMPA counterparties to comply with the terms of a PMPA (including as a result of the business, mining operations and performance of Wheaton’s PMPA counterparties) and the potential impacts of such on Wheaton;

●	future payments by the Company in accordance with PMPAs, including any acceleration of payments;

●	the costs of future production;

●	the estimation of produced but not yet delivered ounces;

●	the future sales of Common Shares under, the amount of net proceeds from, and the use of the net proceeds from, the ATM Program;

●	continued listing of the Common Shares on the LSE, NYSE and TSX;

●	any statements as to future dividends;

●	the ability to fund outstanding commitments and the ability to continue to acquire accretive PMPAs;

●	projected increases to Wheaton’s production and cash flow profile;

●	projected changes to Wheaton’s production mix;

●	the ability of Wheaton’s PMPA counterparties to comply with the terms of any other obligations under agreements with the Company;

●	the ability to sell precious metals and cobalt production;

●	confidence in the Company’s business structure;

●	the Company’s assessment of taxes payable, including taxes payable under the GMT and the impact of the CRA Settlement, and the Company’s ability to pay its taxes;

●	possible CRA domestic audits for taxation years subsequent to 2016 and international audits;

●	the Company’s assessment of the impact of any tax reassessments;

●	the Company’s intention to file future tax returns in a manner consistent with the CRA Settlement;

●	the Company’s climate change and environmental commitments; and

●	assessments of the impact and resolution of various legal and tax matters, including but not limited to audits.

Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “projects”, “intends”, “anticipates” or “does not anticipate”, or “believes”, “potential”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Wheaton to be materially different from those expressed or implied by such forward-looking statements, including but not limited to:

●	risks associated with fluctuations in the price of commodities (including Wheaton’s ability to sell its precious metals or cobalt production at acceptable prices or at all);

●

risks related to the Mining Operations (including fluctuations in the price of the primary or other commodities mined at such operations, regulatory, political and other risks of the jurisdictions in which the Mining Operations are located, actual results of mining, risks associated with exploration, development, operating, expansion and improvement at the Mining Operations, environmental and economic risks of the Mining Operations, and changes in project parameters as Mining Operations plans continue to be refined);

●

absence of control over the Mining Operations and having to rely on the accuracy of the public disclosure and other information Wheaton receives from the owners and operators of the Mining Operations as the basis for its analyses, forecasts and assessments relating to its own business;

●	risks related to the uncertainty in the accuracy of mineral reserve and mineral resource estimation;

WHEATON PRECIOUS METALS 2024 SECOND QUARTER REPORT - MANAGEMENT DISCUSSION & ANALYSIS [52]

●

risks related to the satisfaction of each party’s obligations in accordance with the terms of the Company’s PMPAs, including the ability of the companies with which the Company has PMPAs to perform their obligations under those PMPAs in the event of a material adverse effect on the results of operations, financial condition, cash flows or business of such companies, any acceleration of payments, estimated throughput and exploration potential;

●	risks relating to production estimates from Mining Operations, including anticipated timing of the commencement of production by certain Mining Operations;

●

Wheaton’s interpretation of, or compliance with, or application of, tax laws and regulations or accounting policies and rules, being found to be incorrect, the tax impact to the Company’s business operations being materially different than currently contemplated, or the ability to pay such taxes as and when due;

●	any challenge or reassessment by the CRA of the Company’s tax filings being successful and the potential negative impact to the Company’s previous and future tax filings;

●	risks in assessing the impact of the CRA Settlement (including whether there will be any material change in the Company’s facts or change in law or jurisprudence);

●

risks related to any potential amendments to Canada’s transfer pricing rules under the Income Tax Act (Canada) that may result from the Department of Finance’s consultation paper released June 6, 2023;

●

risks relating to Wheaton’s interpretation of, compliance with, or application of the GMT, including Canada’s GMTA, and the legislation enacted in Luxembourg, that applies to the income of the Company’s subsidiaries for fiscal years beginning on or after December 31, 2023;

●	counterparty credit and liquidity risks;

●	mine operator and counterparty concentration risks;

●	indebtedness and guarantees risks;

●	hedging risk;

●	competition in the streaming industry risk;

●	risks relating to security over underlying assets;

●	risks relating to third-party PMPAs;

●	risks relating to revenue from royalty interests;

●	risks related to Wheaton’s acquisition strategy;

●	risks relating to third-party rights under PMPAs;

●	risks relating to future financings and security issuances;

●	risks relating to unknown defects and impairments;

●	risks related to governmental regulations;

●	risks related to international operations of Wheaton and the Mining Operations;

●	risks relating to exploration, development, operating, expansions and improvements at the Mining Operations;

●	risks related to environmental regulations;

●	the ability of Wheaton and the Mining Operations to obtain and maintain necessary licenses, permits, approvals and rulings;

●	the ability of Wheaton and the Mining Operations to comply with applicable laws, regulations and permitting requirements;

●	lack of suitable supplies, infrastructure and employees to support the Mining Operations;

●	risks related to underinsured Mining Operations;

●

inability to replace and expand mineral reserves, including anticipated timing of the commencement of production by certain Mining Operations (including increases in production, estimated grades and recoveries);

●	uncertainties related to title and indigenous rights with respect to the mineral properties of the Mining Operations;

●	the ability of Wheaton and the Mining Operations to obtain adequate financing;

●	the ability of the Mining Operations to complete permitting, construction, development and expansion;

●	challenges related to global financial conditions;

●	risks associated with environmental, social and governance matters;

●	risks related to fluctuations in commodity prices of metals produced from the Mining Operations other than precious metals or cobalt;

●	risks related to claims and legal proceedings against Wheaton or the Mining Operations;

●	risks related to the market price of the Common Shares of Wheaton;

●	the ability of Wheaton and the Mining Operations to retain key management employees or procure the services of skilled and experienced personnel;

●	risks related to interest rates;

●	risks related to the declaration, timing and payment of dividends;

●	risks related to access to confidential information regarding Mining Operations;

●	risks associated with multiple listings of the Common Shares on the LSE, NYSE and TSX;

●	risks associated with a possible suspension of trading of Common Shares;

WHEATON PRECIOUS METALS 2024 SECOND QUARTER REPORT - MANAGEMENT DISCUSSION & ANALYSIS [53]

●	risks associated with the sale of Common Shares under the ATM Program, including the amount of any net proceeds from such offering of Common Shares and the use of any such proceeds;

●	equity price risks related to Wheaton’s holding of long-term investments in other companies;

●	risks relating to activist shareholders;

●	risks relating to reputational damage;

●	risks relating to expression of views by industry analysts;

●	risks related to the impacts of climate change and the transition to a low-carbon economy;

●	risks associated with the ability to achieve climate change and environmental commitments at Wheaton and at the Mining Operations;

●	risks related to ensuring the security and safety of information systems, including cyber security risks;

●	risks relating to generative artificial intelligence;

●	risks relating to compliance with anti-corruption and anti-bribery laws;

●	risks relating to corporate governance and public disclosure compliance;

●	risks of significant impacts on Wheaton or the Mining Operations as a result of an epidemic or pandemic;

●	risks related to the adequacy of internal control over financial reporting;

●

other risks discussed in the section entitled “Description of the Business – Risk Factors” in Wheaton’s most recent Annual Information Form available on SEDAR+ at www.sedarplus.ca, and in Wheaton’s Form 40-F and Form 6-Ks, all on file with the U.S. Securities and Exchange Commission in Washington, D.C. and available on EDGAR (the “Disclosure”).

Forward-looking statements are based on assumptions management currently believes to be reasonable, including but not limited to:

●	that there will be no material adverse change in the market price of commodities;

●	that the Mining Operations will continue to operate and the mining projects will be completed in accordance with public statements and achieve their stated production estimates;

●	that the mineral reserves and mineral resource estimates from Mining Operations (including reserve conversion rates) are accurate;

●	that public disclosure and other information Wheaton receives from the owners and operators of the Mining Operations is accurate and complete;

●	that the production estimates from Mining Operations are accurate;

●	that each party will satisfy their obligations in accordance with the PMPAs;

●	that Wheaton will continue to be able to fund or obtain funding for outstanding commitments;

●	that Wheaton will be able to source and obtain accretive PMPAs;

●	that the terms and conditions of a PMPA are sufficient to recover liabilities owed to the Company;

●	that Wheaton has fully considered the value and impact of any third-party interests in PMPAs;

●	that expectations regarding the resolution of legal and tax matters will be achieved (including CRA audits involving the Company);

●	that Wheaton has properly considered the application of Canadian tax laws to its structure and operations and that Wheaton will be able to pay taxes when due;

●	that Wheaton has filed its tax returns and paid applicable taxes in compliance with Canadian tax laws;

●	that Wheaton’s application of the CRA Settlement is accurate (including the Company’s assessment that there has been no material change in the Company’s facts or change in law or jurisprudence);

●	that Wheaton’s assessment of the tax exposure and impact on the Company and its subsidiaries of the GMT is accurate;

●

that any sale of Common Shares under the ATM Program will not have a significant impact on the market price of the Common Shares and that the net proceeds of sales of Common Shares, if any, will be used as anticipated;

●

that the trading of the Common Shares will not be adversely affected by the differences in liquidity, settlement and clearing systems as a result of multiple listings of the Common Shares on the LSE, the TSX and the NYSE;

●	that the trading of the Company’s Common Shares will not be suspended;

●	the estimate of the recoverable amount for any PMPA with an indicator of impairment;

●	that neither Wheaton nor the Mining Operations will suffer significant impacts as a result of an epidemic or pandemic; and

●	such other assumptions and factors as set out in the Disclosure.

Although Wheaton has attempted to identify important factors that could cause actual results, level of activity, performance or achievements to differ materially from those contained in forward-looking statements, there may be other factors that cause results, level of activity, performance or achievements not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate and even if events or results described in the forward-looking statements are realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on, Wheaton. Accordingly, readers should not place

WHEATON PRECIOUS METALS 2024 SECOND QUARTER REPORT - MANAGEMENT DISCUSSION & ANALYSIS [54]

undue reliance on forward-looking statements and are cautioned that actual outcomes may vary. The forward-looking statements included herein are for the purpose of providing investors with information to assist them in understanding Wheaton’s expected financial and operational performance and may not be appropriate for other purposes. Any forward looking statement speaks only as of the date on which it is made. Wheaton does not undertake to update any forward-looking statements that are included or incorporated by reference herein, except in accordance with applicable securities laws.

Cautionary Language Regarding Reserves And Resources

For further information on Mineral Reserves and Mineral Resources and on Wheaton more generally, readers should refer to Wheaton’s Annual Information Form for the year ended December 31, 2023 and other continuous disclosure documents filed by Wheaton since January 1, 2024, available on SEDAR+ at www.sedarplus.ca. Wheaton’s Mineral Reserves and Mineral Resources are subject to the qualifications and notes set forth therein. Mineral Resources which are not Mineral Reserves do not have demonstrated economic viability.

Cautionary Note to United States Investors Concerning Estimates of Measured, Indicated and Inferred Resources:

The information contained herein has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of United States securities laws. The terms “mineral reserve”, “proven mineral reserve” and “probable mineral reserve” are Canadian mining terms defined in accordance with Canadian National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) – CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended (the “CIM Definition Standards”). NI 43-101 differs significantly from the disclosure requirements of the SEC generally applicable to U.S. companies. For example, there is no assurance any mineral reserves or mineral resources that the Company may report as “proven mineral reserves”, “probable mineral reserves”, “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources” under NI 43-101 would be the same had the Company prepared the reserve or resource estimates under the standards of the SEC generally applicable to U.S. companies. Accordingly, information contained herein that describes Wheaton’s mineral deposits may not be comparable to similar information made public by U.S. companies subject to reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder. United States investors are urged to consider closely the disclosure in Wheaton’s Form 40-F, a copy of which may be obtained from Wheaton or from http://www.sec.gov/edgar.html.

WHEATON PRECIOUS METALS 2024 SECOND QUARTER REPORT - MANAGEMENT DISCUSSION & ANALYSIS [55]

CORPORATE

INFORMATION

CANADA – HEAD OFFICE

WHEATON PRECIOUS METALS CORP.

Suite 3500

1021 West Hastings Street

Vancouver, BC V6E 0C3

Canada

T: 1 604 684 9648

F: 1 604 684 3123

CAYMAN ISLANDS OFFICE

Wheaton Precious Metals International Ltd.

Suite 300, 94 Solaris Avenue

Camana Bay

P.O. Box 1791 GT, Grand Cayman

Cayman Islands KY1-1109

STOCK EXCHANGE LISTING

Toronto Stock Exchange: WPM

New York Stock Exchange: WPM

London Stock Exchange: WPM

DIRECTORS

GEORGE BRACK, Chair

JAIMIE DONOVAN

PETER GILLIN

CHANTAL GOSSELIN

JEANE HULL

GLENN IVES

CHARLES JEANNES

MARILYN SCHONBERNER

RANDY SMALLWOOD

SRINIVASAN VENKATAKRISHNAN

OFFICERS

RANDY SMALLWOOD

President & Chief Executive Officer

CURT BERNARDI

Senior Vice President,

Legal & Strategic Development

GARY BROWN

Senior Vice President

& Chief Financial Officer

HAYTHAM HODALY

Senior Vice President,

Corporate Development

TRANSFER AGENT

TSX Trust Company

301 – 100 Adelaide Street West

Toronto, Ontario M5H 4H1

Toll-free in Canada and the United States:

1 800 387 0825

Outside of Canada and the United States:

1 416 682 3860

E: shareholderinquiries@tmx.com

AUDITORS

Deloitte LLP

Vancouver, Canada

INVESTOR RELATIONS

EMMA MURRAY

Vice President, Investor Relations

T:  1 604 684 9648   TF: 1 844 288 9878

E:  info@wheatonpm.com

Wheaton Precious Metals is a trademark of Wheaton Precious Metals Corp. in Canada, the United States and certain other jurisdictions.

Wheaton Precious Metals Corp.
Suite 3500 - 1021 West Hastings St.
Vancouver, BC Canada V6E 0C3

T: 1 604 684 9648
F: 1 604 684 3123

TSX | NYSE | LSE : WPM
wheatonpm.com

Value through streaming.